                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No 333-72685

PROSPECTUS

                  [logo of Musicmaker.com, Inc. appears here]

                       8,400,000 shares of common stock

                $14.00 per share initial public offering price


  This is our initial public offering. We are offering 5,327,803 shares of our common stock and one of our stockholders named in this prospectus is offering 3,072,197 shares. Prior to this initial public offering, there has been no public market for our common stock. Our initial public offering price is $14.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "HITS."

                             Offering Information

                                                         Per share    Total
Initial public offering price...........................  $14.00   $117,600,000
Underwriting discounts/commissions......................  $ 0.98   $  8,232,000
Estimated offering expenses.............................  $ 0.46   $  2,476,000
Net offering proceeds to musicmaker.com, Inc............  $12.56   $ 66,891,995
Net offering proceeds to selling stockholder............  $13.02   $ 40,000,005

  The underwriters have reserved up to 250,000 shares of our common stock offered hereby for sale at the initial public offering price to selected officers, directors, employees, business associates and other persons associated with musicmaker.com. We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase a maximum of 1,260,000 additional shares to cover over-allotments. Because the underwriters may choose not to exercise their over-allotment option, the calculations in the table above do not account for exercise of that option. Estimated offering expenses above include a 1% nonaccountable expense allowance granted to Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. and are deducted solely from the shares offered by musicmaker.com.

                               ----------------

                 Investing in our common stock involves risks.
      See "Risk Factors" section beginning on page 5 of this prospectus.

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ferris, Baker Watts
     Incorporated
                             Fahnestock & Co. Inc.

                                                         C.E. Unterberg, Towbin

                    This prospectus is dated July 7, 1999.

  [At the top of the page of the inside front cover, "musicmaker.com" and the slogan, "Freedom of Choice in Music" appear.]

  [Below the slogan appears a box with a list of artists whose songs musicmaker.com offers on its website. Underneath the list of artists are pictures of a computer and a custom CD. Above the computer and the custom CD, there are arrows pointing from text to the pictures and the text reads "Choose Your Method of Delivery." Below the computer is the text: "Secure MP3 Digital Download" and below the custom CD is the text "Your Custom CD."]

  [On the left side, top third of the second page of the gatefold appears:
Personalize Your Custom CD screen, including the buttons appearing on the top of the homepage, an explanation of how to personalize the CD and what it will look like, and icons that can be chosen to be printed on the CD. At the bottom of the screen are buttons giving the customer the option to make changes or ignore changes.

  To the right of the personalization screen appears: "4. You can Personalize your CD. Choose the order of your songs, a title and graphic of your choice for your CD. Your Title will be printed on the CD, as well as on the spines of the jewel case and back cover. Select a Graphic for the right occasion."]

  [Below and to the right of the Per
sonalize Your Custom CD screen, in the
middle of the second page of the gatefold, appears the View/Edit screen containing the buttons from the top of the homepage. The View/Edit Screen also has the options to view and to edit the personalized message and art, to view and edit the content of the CD, and to play all, delete all, change the sequence or buy the Custom CD.

  To the left of the View/Edit screen appears: "5. Check your list to make sure your selection of songs, title and graphic is correct. Click on Ready to Buy."]

  [Below and to the left of the View/Edit screen the second page of the gatefold is the order form page. The screen allows the customer to input the desired quantity and to recalculate the order price. The page shows the order statement with the product/CD content, quantity, any Insider's Club member's bonus and the price. The page has a button to complete the order or to get feedback.

  To the right of the order form page appears: "6. Now just fill out your Order Form so we can start processing your Custom CD. Click on Complete
Order."]

                               Prospectus Summary

  You should read this summary together with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus, including the information under "Risk Factors." Unless otherwise indicated, all information reflects: a one-for-3.85 reverse stock split effected on April 8, 1999, and a 2.33-for-one stock split effected on June 14, 1999.

  Musicmaker.com is a leading provider of customized music CD compilations over the Internet. Our music library currently contains over 150,000 song titles licensed from independent record labels. We have recently entered into an exclusive license agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music, the third largest music company in the world. Our new relationship with EMI gives musicmaker.com the potential for access to tracks from EMI artists and the extensive music catalog of EMI. Under our agreement with EMI, we were granted an exclusive five-year worldwide license to music content that EMI makes available for use in online sales of our custom CDs. Under our agreement with EMI, EMI may also grant us a non-exclusive license to digitally download tracks from its music catalog once a standard for downloading is approved by the record industry. EMI now holds a controlling interest in our common stock.

  Our customers can search our extensive online music library and sample and select songs to make their own customized compilation CDs. Our custom CDs can be further personalized by including selected graphics and consumer provided text. Our custom CDs have sound quality equivalent to pre-recorded CDs available at retail stores and are sold at competitive prices. We manufacture and ship our custom CDs from ou r state-of-the-art production facility generally within 24 hours of order. Our privately developed technology, which can digitally store approximately five million songs, provides advanced search/retrieval capabilities and automates the high speed production of our custom CDs. The U.S. Patent and Trademark Office has notified us that they will issue a patent for our storage and production system.

  Our customers can also download selected music from our existing music library using:

 .  Secure-MP3, an MP3 format designed to discourage piracy;

 .  Liquid Audio format; or

 .  MS-Audio 4.0, a compression format developed by Microsoft Corporation.

  Musicmaker.com has amassed a library of music in multiple genres including significant catalogs of jazz, blues and classical music. Musicmaker.com has music content agreements with over 100 independent record labels. Artists in our music library currently include:

  .  Creedence Clearwater    .  The Beach Boys           .  Ziggy Marley
     Revival

                        .  Miles Davis              .  Johnny Cash
  .  Jerry Lee Lewis
  .  Little Richard          .  John Coltrane            .  Dionne Warwick
  .  Frank Zappa             .  The Yardbirds with       .  Muddy Waters
                                Eric Clapton
  .  Taylor Dayne            .  Blondie                  .  The Blues Brothers
  .  The Ramones             .  Kansas                   .  The Kinks
                                                         .  The Band

  Under our exclusive license agreement, EMI may grant musicmaker.com music content from its labels which include Blue Note, Capitol Records, Chrysalis, EMI Records and Virgin Records.

  We sell our custom CDs through our website as well as the websites of record labels, music retailers and online broadcasters, including Platinum Entertainment, Inc., Trans World Entertainment Corporation and Spinner Networks, Inc. Additionally, we have a marketing alliance with The Columbia House Company, a leading record and video club, jointly owned by Sony Music Entertainment, Inc. and Time Warner Inc. This alliance currently allows us to exclusively market our custom CDs to Columbia House's 15 million members, including those without Internet access, through Columbia House's websites and direct marketing campaigns. Musicmaker.com has also entered into a similar exclusive marketing alliance with Audio Book Club, Inc., a direct marketer of audio books through the Internet and club member catalogs, with over 1.5 million audio buyers and users. We intend to seek marketing alliances with additional music and non-music retailers.

  Our custom CDs allow customers to compile their favorite songs on one CD. We believe that our custom CDs also benefit record labels by providing an additional source of revenue for songs in its catalog that are not on any current music charts. We believe that the multimedia features available through the interactive environment of the Internet make it an ideal medium for promoting, marketing and selling our custom CDs and digital downloads.

  Musicmaker.com believes that the following trends provide us an opportunity to achieve industry and consumer acceptance of our custom CDs and digital downloads:

  .  Growth in sales of CD singles.

  .  Growth of the Internet as a viable retail medium.

  .  Increasing affluence of the over 30 generation.

  .  Continued prominence of classic rock albums.

  . Record label desire to diversify distribution methods while protecting intellectual property rights.

  Our management team has significant experience in both the music and technology industries. Our officers and directors include the:

  . Former Chairman and Chief Executive Officer of PolyGram Records, Inc. and President of Mercury Records Corporation.

  . Former President of Warner Music Media and RCA Direct Marketing, Inc./BMG Direct Marketing, Inc.

  .  Senior Vice President of Worldwide New Media for EMI Recorded Music.

  . Former Vice President of Warner Music Enterprises and PolyGram Group Distribution, Inc.

  . Former Vice President of Strategic Planning and New Business Development at Comedy Central.

  .  Co-founder of PictureTel Corporation and TranSwitch Corporation.

  We seek to be the leading provider of custom CDs and digitally downloaded music on the Internet. The core elements of our strategy include:

  .  Offer a new way to buy licensed, customized music.

  . Offer most extensive selection of music for custom compilation and digital downloading.

  . Increase website traffic through strategic alliances and multiple hyperlinks.

  .  Create strong brand awareness.

  .  Establish genre-specific user communities.

  .  Capitalize on cross-selling opportunities.

  .  Leverage technologies for additional formats.

  .  Expand international presence.

  Musicmaker.com, Inc. is a Delaware corporation incorporated on April 23, 1996. Our principal executive office is located at 1831 Wiehle Avenue, Suite 128, Reston, Virginia 20190, and our telephone number is (703) 904-4110. Our World Wide Web site is www.musicmaker.com. The information on our website is not incorporated by reference into this prospectus.

                                  The Offering

 Common stock offered by musicmaker.com.................. 5,327,803 shares

 Additional common stock offered by selling stockholder.. 3,072,197 shares
 Common stock outstanding after this offering............ 30,272,517 shares

 Does not include........................................ .  743,169 shares of common stock
                                                             underlying
                                                             outstanding warrants
                                                             to be issued to
                                                             Ferris, Baker Watts,
                                                             Incorporated and
                                                             Fahnestock & Co. Inc.
                                                          .  1,260,000 shares of
                                                             common stock that may
                                                             be issued upon
                                                             exercise of the
                                                             underwriters'
                                                             overallotment option.
                                                          .  1,806,041 shares of
                                                             common stock
                                                             underlying
                                                             outstanding common
                                                             stock warrants.
                                                          .  1,697,929 shares of
                                                             common stock
                                                             underlying warrants
                                                             issued upon
                                                             conversion of the
                                                             outstanding preferred
                                                             warrants.
                                                          .  2,044,882 shares of
                                                             common stock
                                                             underlying stock
                                                             options issued under
                                                             our stock option plan
                                                             and outstanding as of
                                                             the date of this
                                                             prospectus.
                                                          .  2,155,118 additional
                                                             shares reserved for
                                                             issuance under our
                                                             stock option plan.
 Directed shares......................................... .  250,000 shares reserved by the
                                                             underwriters to be
                                                             offered at the
                                                             initial public
                                                             offering price to
                                                             employees, business
                                                             associates and
                                                             selected other
                                                             persons associated
                                                             with musicmaker.com.
 Use of proceeds......................................... .  Pay advances to record labels in
                                                             connection with
                                                             acquiring additional
                                                             music content.
                                                          .  Expand advertising,
                                                             marketing and
                                                             promotional efforts
                                                             with existing and
                                                             future strategic
                                                             marketing partners.
                                                          .  Maintain and upgrade
                                                             technological
                                                             systems.
                                                          .  Fund working capital
                                                             and general
                                                             corporate purposes.
                                                          .  Repayment of
                                                             $1,000,000 demand
                                                             promissory note. See
                                                             "Use of Proceeds."

 Nasdaq National Market symbol........................... "HITS"

                             Summary Financial Data

  The following table summarizes our financial data. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. As indicated in the table, we have presented some of our financial data:

  Pro forma to give effect to:
  . The issuance of 15,170,860 shares of common stock in exchange for licensing rights with EMI valued at approximately $87 million.
  . The amortization of the licensing rights with EMI of $17,325,122 and $4,331,280 for the year ended December 31, 1998 and the three months ended March 31, 1999, in that order; however, does not include pro forma revenue related to EMI for those periods.
  Pro forma as adjusted to give effect to:
  . The sale of 5,327,803 shares of common stock in this offering at an initial public offering price of $14.00 per share.
  .  The application of the net proceeds of this offering.
  . The automatic conversion, upon completion of the offering, of all outstanding shares of preferred stock into 1,908,729 shares of common stock.
  . The automatic conversion, upon completion of the offering, of all outstanding convertible notes into 968,252 shares of common stock which include $2,000,000 in principal amount of convertible notes outstanding at March 31, 1999.
  . The expensing of all capitalized loan fees related to the convertible notes which include $227,501 capitalized at March 31, 1999.

  Pro forma and pro forma as adjusted do not give effect to the demand promissory note in the principal amount of $1,000,000 which we are required to repay from the proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Consolidated Statement of Operations Data:

                            Period from                                   Three months
                          April 23, 1996   Year ended December 31,       ended March 31,
                          (inception) to   ------------------------  ------------------------
                         December 31, 1996    1997         1998         1998         1999
                         ----------------- -----------  -----------  -----------  -----------
                                                                     (unaudited)  (unaudited)
Net sales...............     $   8,355     $    13,432  $    74,028  $    22,416  $    20,160
Cost of sales...........         2,590         450,455      677,700      232,800      463,283
                             ---------     -----------  -----------  -----------  -----------
Gross profit............         5,765        (437,023)    (603,672)    (210,384)    (443,123)
Operating expenses:
  Sales and marketing...           --            7,780      929,661      397,729      259,852
  Operating and
   development..........        64,029         244,541      804,811      203,644      253,256
  General and
   administrative.......       306,381       1,360,856    2,334,438      433,731      824,629
                             ---------     -----------  -----------  -----------  -----------
Total operating
 expenses...............       370,410       1,613,177    4,068,910    1,035,104    1,337,737
                             ---------     -----------  -----------  -----------  -----------
Loss from operations....      (364,645)     (2,050,200)  (4,672,582)  (1,245,488)  (1,780,860)
Net interest (expense)
 income.................        (2,667)        (33,957)      17,815        5,250      (23,867)
                             ---------     -----------  -----------  -----------  -----------
Net loss................     $(367,312)    $(2,084,157) $(4,654,767) $(1,240,238) $(1,804,727)
                             =========     ===========  ===========  ===========  ===========
Basic and diluted net
 loss per share(1)......     $   (0.19)    $     (0.52) $     (0.94) $     (0.26) $     (0.27)
                             =========     ===========  ===========  ===========  ===========
Weighted average shares
 outstanding(1).........     1,934,078       4,040,985    5,094,518    4,790,460    6,805,561
                             =========     ===========  ===========  ===========  ===========
Pro forma basic and
 diluted net loss per
 share(1)...............                                $     (1.05)              $     (0.34)
                                                        ===========               ===========
Pro forma weighted
 average shares
 outstanding(1).........                                 21,842,134                20,884,288
                                                        ===========               ===========

Consolidated Balance Sheet Data:

                                                    At March 31, 1999
                                           ------------------------------------
                                                                     Pro Forma
                                             Actual      Pro Forma  As Adjusted
                                           -----------  ----------- -----------
                                           (unaudited)  (unaudited) (unaudited)
Cash and cash equivalents................. $ 1,685,234  $1,685,234  $68,577,229
Working capital...........................     225,558     225,558   67,117,553
Total assets..............................   4,444,315  91,069,925  157,734,419
Debt, long-term portion...................   2,214,286   2,214,286      214,286
Convertible preferred stock...............   2,817,888   2,817,888          --
Total stockholders' (deficit) equity......  (2,214,599) 84,411,011  155,893,393

--------
(1) Computed on the basis described in Note 9 of the notes to the consolidated financial statements.

                                 RISK FACTORS

  You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. The risks described below are the most significant factors that make an investment in musicmaker.com speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. In addition, any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.

We have a limited operating history, have incurred losses and may continue to realize losses. We also have an accumulated deficit that may continue to increase.

  We began commercial operations in November 1997. Accordingly, we have a limited operating history and we face all of the risks and uncertainties encountered by early stage companies in new, unproven and rapidly evolving markets. Among other things, our business will require:

  .  Expanding the content available in our online music library.

  .  Increasing awareness of the musicmaker.com brand.

  .  Increasing our customer base.

  . Attracting and retaining talented management, technical, marketing and sales personnel.

  If we are unable to achieve any of these goals, or other requirements for the successful growth of an early stage Internet commerce company, our business, financial condition and results of operations may be materially adversely affected.

  We have had net losses in each period since we began operations. We anticipate that these losses may continue for the foreseeable future as our operating expenses continue to increase. We reported a net loss of $1,804,727 for the quarter ended March 31, 1999. We reported net losses of $4,654,767 for the year ended December 31, 1998 and $2,084,157 for the year ended
December 31, 1997. As of March 31, 1999, we had an accumulated deficit of $9,082,395. In connection with our license agreement with EMI, we will amortize approximately $17,300,000 in each of the next five years. There can be no assurance that we will ever achieve profitable operations or generate significant revenue with our current products and strategy. Investors seeking further financial data and analysis should review the consolidated financial statements included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The success of our business and growth of our online music library significantly depend upon our license agreement with EMI.

  We believe that our license agreement with EMI is a critical component of our operations and is necessary to our achievement of any significant commercial success. We currently have exclusive rights under a five-year worldwide license to include in online sales of our custom CDs the content that EMI elects to make available. EMI is under no obligation to grant us any content at all and has not provided any content to date. Should EMI decide to make any of its music content available to musicmaker.com, our use of that content may be severely limited and restricted by EMI. EMI can also revoke or terminate any rights to music content previously granted. Our exclusive rights under the license agreement automatically become non-exclusive upon the occurrence of triggering events contained in our agreement. Our agreement does not limit or prevent EMI or any of its affiliates from offering directly to the public custom CDs manufactured by them, independent of musicmaker.com, nor does it obligate EMI to grant us any music for digital downloading.

  In the event of a termination of our EMI license agreement, any failure of EMI to provide substantial or popular music content, or the occurrence of an event making our rights non-exclusive, our business, results of operations and financial condition will be materially adversely affected. We may not be able to negotiate a comparable agreement with other major labels, on terms favorable to us, if at all. We must obtain licenses for commercially popular music titles in a timely fashion to meet public demand.

  In addition to our EMI license agreement, we also rely upon our license agreements with over 100 independent record labels as well as our ability to enter into additional agreements for music content. We cannot be sure of the effect our license agreement with EMI will have upon our existing content alliances or on our ability to enter into additional content agreements, specifically with additional major record labels. See "Business--Music Content."

We need to develop and increase public recognition of the musicmaker.com brand.

  Our future success and growth significantly depend upon our promotion and favorable consumer perception of the musicmaker.com brand. Increased recognition and awareness of the musicmaker.com brand will largely depend upon our advertising and promotional efforts, our strategic marketing alliances, and our continued provision of a high quality product and high level of customer service. There can be no assurance that these efforts will result in increased brand recognition, or if brand recognition is increased, that we will experience a corresponding increase in our sales.

The success of our business significantly depends on continued growth of online commerce.

  Purchasing products and services over the Internet is a new and emerging market. Our future revenues and profits are substantially dependent upon widespread consumer acceptance and use of the Internet and other online services as a medium for commerce. Rapid growth of the use of the Internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty, and there are few proven products and services. For us to grow, consumers who have historically used traditional means of commerce will instead need to purchase products and services online, and as a result the custom CD and digitally downloaded music markets may not be viable without the growth of Internet commerce.

Our operations significantly depend upon maintenance and continued improvement of the Internet's infrastructure.

  The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

  The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage, the level of traffic on our website and the number of purchases on our website. In addition, the Internet could lose its viability as a mode of commerce due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may also require us to incur substantial compliance costs.

Sale of custom CDs and digital delivery of music online is novel and unproven.

  Musicmaker.com is based on a novel and unproven business model. It is impossible to predict the degree to which consumers will use the musicmaker.com service and the level of consumer acceptance for our custom CDs. It is also difficult to anticipate the level of acceptance of our distribution model by additional record labels, specifically additional major record labels. We will be successful only if consumers and record labels respond favorably to our business model and our custom CDs and digitally downloaded music.

  Factors influencing consumers' acceptance of our custom CDs and digitally downloaded music include:

  . Our ability to provide high quality custom CDs and digitally downloaded music at competitive prices.

  . Our maintenance of a user-friendly ordering process and a high level of customer service.

  . Consumers' desire to conduct online commerce, specifically their demand for custom CDs.

  Factors influencing record labels' acceptance of our business model include:

  . The belief that sales of custom CDs and digitally downloaded music will enable record labels to gain market exposure for artists and titles in their catalog that are not on any current music charts.

  . The belief that custom CDs will generate additional revenue without adversely affecting traditional distribution methods and existing retail pricing for CDs.

  . The belief that musicmaker.com will be able to assist in the protection of record label's intellectual property rights.

  Should we encounter difficulty with any of the factors above, or other factors associated with consumer or record label acceptance of our business model, it is possible that we will never achieve profitability. See "Business--musicmaker.com Strategy."

Intense competition for online music sales and continued entry by parties with greater resources could harm our financial performance and industry position.

  The market for online commerce is extremely competitive, and we believe competition, particularly in connection with online music sales, will continue to grow and intensify. Our most visible custom compilation competitors currently include CustomDisc.com, CDuctive, and amplified.com. Although our primary focus is on sales of custom, rather than pre-recorded music, CDs, we may ultimately compete with existing online websites that provide sales of pre-recorded music on the Internet. Online competitors include CDnow, Inc., Amazon.com, Inc., barnesandnoble.com inc., Columbia House and BMG Music Service. CDnow purchased SuperSonic Boom, a custom compilation provider, in June 1998.

  We also face significant competition in the growing market to provide digitally downloaded music, specifically for music files in MP3 format. Digitally downloaded music can currently be found on the websites of existing online music retailers, artists and record labels as well as catalogs of songs provided by Internet portals such as Lycos. Our most visible competitors for digitally downloaded music include GoodNoise Corporation (recently renamed EMusic.com) and MP3.com. We expect the competition to provide MP3 files to intensify with further entry by additional record labels, artists and portals, including those with greater resources and music content than musicmaker.com. In February 1999, the five major record labels announced that they have joined with IBM to conduct a market trial of a digital distribution system, providing over 1,000 albums to cable subscribers in the San Diego area. In May 1999, Matsushita Electric Industrial Co. Ltd., AT&T Corp., BMG Entertainment and Universal Music Group announced an alliance to develop and test technology for secure digital distribution of music to personal computers and new digital music playback devices. In June 1999, media company Cox Enterprises Inc. announced an investment in and joint venture with MP3.com. We expect additional market trials and alliances by technology and music industry participants to continue as the music industry attempts to integrate emerging technology into its existing distribution methods. See "Risk Factors--Our industry has encountered and will continue to encounter rapid and significant changes in music distribution methods."

  In addition to competition encountered on the Internet, we face competition from traditional music retail chains and megastores, mass merchandisers, consumer electronics stores, music clubs, and a number of small custom compilation start-up companies. We could also face competition from record companies, multimedia companies and entertainment companies that seek to offer recorded music either directly to the public or through strategic ventures and partnerships. In April 1999, Universal and BMG, which collectively control approximately 45% of the U.S. music market, announced a joint venture to promote and sell their pre-recorded CDs through a series of Internet websites organized by music categories. In May 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities and Sony decided to make its music content available for downloading from the Internet using Microsoft's multimedia software MS-Audio. In June 1999, Sony announced a partnership with Digital On-Demand in which Sony will make its music catalog available for digital delivery to retailers through in-store kiosks.

  Many of our current and potential competitors in the Internet commerce and music businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than musicmaker.com. For example, should record labels, including affiliated entities of EMI, decide to compete with us on their own or through others by offering custom CDs over the Internet or by making their music available for digital downloads, we would be at a significant disadvantage from a music library selection standpoint. Under our agreement with EMI, EMI can grant us non-exclusive rights to selected music content for digital downloading, in their sole discretion, once an industry-wide, secure format is developed by the Secure Digital Music Initiative. If EMI also grants licensing rights to our competitors, competition for digital downloading could increase. Our competitors may be able to respond more quickly to new or emerging technological change, competitive pressures and changes in customer demand. As a result of their advantages, our competitors may be able to limit or curtail our ability to successfully compete in the online music industry. The competitive pressures that we encounter could materially adversely affect our business, financial condition and operating results. See "Business--Competition."

We are significantly dependent upon our existing marketing alliances and our ability to enter into future alliances.

  We believe that future marketing of our custom CDs is heavily dependant upon our existing strategic marketing alliances. We anticipate that our ability to distribute print advertisements, promote the musicmaker.com brand name and ultimately sell custom CDs would be materially adversely affected by contractual difficulties associated with, or the termination of, our existing marketing alliances.

  We especially rely upon our current marketing alliance with Columbia House. Columbia House may terminate our alliance upon not less than thirty days notice if Mr. Puthukarai ceases to be musicmaker.com's President and Chief Operating Officer and Columbia House deems his replacement incompatible with their interest, or Columbia House determines after the first six musicmaker.com promotional mailings to its members that its financial returns do not justify continuing the relationship. Columbia House may choose to enter into non-exclusive marketing agreements with our competitors if they offer a significant repertoire of music unavailable through musicmaker.com. Expiration and failure to renew our alliance with Columbia House on similar terms could also cause our exclusive rights under our EMI license agreement to automatically become non-exclusive.

  Our future success and development of the musicmaker.com brand name is also heavily dependant upon our ability to enter into additional marketing alliances and hyperlink arrangements with music and entertainment companies, Internet service providers, and Internet search engines. There is no assurance that we will be able to develop future strategic alliances on terms favorable to us, if at all. Our inability to enter into marketing alliances in the future could materially adversely affect the promotion of our musicmaker.com brand and our custom CDs. See "Business--Marketing."

Our industry has encountered and will continue to encounter rapid and significant changes in music distribution methods.

  New ways of selling music digitally could radically alter the established order of artists, publishers, distributors, retailers and media companies that use current music distribution methods. Early adopters are currently performing market trials with high quality, open format MP3 downloaded music files--some posted legally by artists or record labels on their own websites, others posted illegally on sites that have pirated intellectual property owned by the major and independent labels. A portable device, the Rio, that plays MP3 downloaded music files is now available to consumers.

  In February 1999, the five major record companies announced that they would conduct a market trial to test selling music as digital information transmitted over the Internet. The test, which uses IBM software, will allow approximately 1,000 cable subscribers in San Diego to download music from a library of 1,000 album titles and several hundred song titles provided by the major record labels. The market trial was viewed by many as the first step taken by the major record companies to consider the sale of digital music online. In addition, Microsoft Corporation is currently trying to sign up artists and record labels for its new compression software MS-Audio. The MS-Audio distribution method is intended to compete with MP3 and other formats. Microsoft claims this technology has improved sound quality and faster downloading. AT&T Corp. has similarly developed its a2b proprietary format for downloading music. Musicmaker.com is uncertain which distribution format will achieve market acceptance.

  A task force of record companies, software programmers and consumer electronics makers, called the Secure Digital Music Initiative, is attempting to develop security and delivery standards by which songs available in digital format can be disseminated without infringing upon copyright or other intellectual property rights. In May 1999, Matsushita Electric Industrial Co. Ltd., AT&T Corp., BMG Entertainment and Universal Music Group announced an alliance to develop a platform for digital delivery within the work of the Secure Digital Music Initiative. In May 1999, RealNetworks, Inc. announced the introduction of its RealJukebox which permits recording and playback of music CDs and digital downloads through a user's PC as well as the customization of user playlists. In June 1999, the Secure Digital Music Initiative announced completion and adoption of specifications for portable devices for digital music. If a proprietary music delivery format or playback device receives widespread industry and consumer acceptance, we will be required to license additional technology and information from third parties. There can be no assurance that this third-party technology and information will be available to us on commercially reasonable terms, if at all.

  We have made a business decision to provide licensed music content over the Internet and to license our content from labels in a traditional manner to ensure compliance with existing copyright laws. The acceptance and integration of any of these new methods of music distribution, without sufficient protection of intellectual property or industry uniformity, could materially adversely affect our business, financial condition and results of operations. Increased availability of high bandwidth capacity could further alter existing distribution methods.

We have expanded since beginning our operations and anticipate a period of rapid growth which may be difficult to manage and could strain our resources.

  Since beginning commercial operations in November 1997, we have rapidly expanded our operations. While we anticipate continued expansion of our operations for the foreseeable future, this growth may place considerable strain on our existing resources and technology, as well as our management, technical, marketing and sales personnel. In order to adequately manage our growth, it will be necessary to continue to implement our strategy and to assess and upgrade the systems and resources which support our operations. If we are unable to manage our growth effectively, our business, financial condition and results of operations may be materially adversely affected. See "Business--musicmaker.com Strategy."

We may encounter security risks associated with our business on the Internet.

  We are potentially vulnerable to computer break-ins, "hackers," credit fraud, viruses and other similar disruptive problems caused by our customers or unauthorized third parties. These disruptions could result in interruption, delay or possible cessation of service to our customers. Unauthorized activity on our network or website could also result in potential misappropriation of confidential information or customer data. If any misappropriation occurs, we could incur significant litigation expense to assert our property rights or to defend possible claims of misuse of, or failure to secure, consumers' personal information.

  Consumers currently use their credit cards to make online purchases. We rely on licensed encryption and authentication technology to secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities and technology could result in a compromise or breach of the technology we use to protect customer transaction data. Security concerns related to our business and the online industry generally may deter customers and potential customers from using the Internet as a means of commerce. Security breaches could also expose us to potential liability to customers, record labels and others and could inhibit the growth of the Internet as a merchandising medium.

We may not be able to keep up with technological advancements.

  The market for providing custom CDs and digitally downloaded music on the Internet, and for Internet commerce generally, is characterized by rapid change, evolving industry standards and the frequent introduction of new technological products and services. The introduction of new technology, products, services or standards may prove to be too difficult, costly or simply impossible to integrate into our existing systems. Moreover, innovations could render our existing or any future products and services obsolete. Our ability to remain competitive will also depend heavily upon our ability to maintain and upgrade our technology products and services. We must continue to add hardware and enhance software to accommodate any increased content and use of our website. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our website may fail to operate at an optimal level for unknown periods of time. Any difficulty keeping pace with technological advancements could hurt growth of our business, retention of our customers and may materially adversely affect our business, financial condition and results of operations.

Risk of music storage and fabrication system failure.

  Our business heavily depends upon our ability to maintain our computer and telecommunications equipment in effective working order. Expansion of our storage and fabrication systems has not been tested in actual operations and may not be able to handle a large increase in customer demand or a significant increase in our online music library. The strain associated with increased demands upon our systems may result in reduced quality of our customer service and products or potential system failure. Any interruption, damage to, or failure of our systems could have a material adverse effect on our business, financial condition and results of operations.

  Substantially all of our computer and telecommunications operations are located at our facility in Reston, Virginia. We currently do not maintain a redundant website. We also do not lease space on another server that would perform our website functions in the event of a system failure. Nor do we have an off-site back-up of our music library. In the event of a catastrophic loss at our Reston facility resulting in damage to, or destruction of, our computer and telecommunications systems, we would have a material interruption in our business operations.

We depend upon intellectual property rights and risk having our rights infringed.

  We consider our trademarks, trade secrets and similar intellectual property to be a valuable part of our business. To protect our intellectual property rights, we rely upon copyright, trademark, patent and trade secret laws, as well as confidentiality agreements with our employees and consultants. There can be no assurance that our use of these contracts and the application of existing law will provide sufficient protection from misappropriation or infringement of our intellectual property rights. It is possible that others will develop and patent technologies that are similar or superior to that of musicmaker.com. There can also be no assurance that third parties will not claim infringement by us with respect to others' current or future intellectual property rights or trade secrets. It is also possible that third parties will obtain and use our content or technology without authorization.

We may encounter year 2000 risks.

  The year 2000 issue is the result of computer programs written using year identifiers consisting of two digits, rather than four. Use of two digits to identify years may cause systems to recognize a date using "00" as the year 1900, rather than the year 2000. The year 2000 issue could result in system failures, or miscalculations causing disruption to the operations of many businesses. We have not verified that the companies doing business with us are year 2000 compliant. Significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem of musicmaker.com, our current and any future strategic marketing partners, our vendors or our users could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 System Costs."

We may be exposed to liability for content retrieved from our website.

  Our exposure to liability from providing content on the Internet is currently uncertain. Due to third party use of information and musical content downloaded from our website, we may be subject to claims for defamation, negligence, copyright, trademark or patent infringement or other theories based on the nature and content of online materials. Our exposure to any related liability, particularly for claims not covered by insurance, or in excess of any insurance coverage, could have a material adverse effect on our business, financial condition and results of operations. Liability or alleged liability could further harm our business by diverting the attention and resources of our management and by damaging our reputation in our industry and with our customers.

We depend upon the services of key personnel.

  Our future success depends heavily upon the continued service and industry relationships of our key senior management personnel, including, but not limited to:

  . Robert P. Bernardi, our Chairman of the Board of Directors and Co-Chief Executive Officer.

  . Devarajan S. Puthukarai, our President, Co-Chief Executive Officer, Chief Operating Officer and Director.

  . Irwin H. Steinberg, our Vice Chairman of the Board of Directors and a consultant to musicmaker.com.

  Any departure by key senior management personnel may have a material adverse effect upon our business, financial condition and results of operations. Under the terms of our agreements, Mr. Puthukarai's departure could materially adversely affect our relationships with Columbia House and EMI. See "Business--Marketing" regarding Columbia House, see "Business--Music Content" regarding EMI. Investors seeking biographical information regarding our executive officers and directors should review "Management."

We depend upon hiring and retaining qualified employees.

  Our current and future operations significantly depend upon our ability to attract, retain and motivate highly qualified, managerial, technical, marketing and sales personnel. Competition for qualified personnel is intense, particularly in the Northern Virginia employment market. There can be no assurance that we will be able to retain our existing employees or attract, retain and motivate highly qualified personnel in the future. Inability to retain or attract qualified personnel could impair growth of our business, promotion of our musicmaker.com brand and products, and materially adversely affect our business, financial condition and results of operations.

Regulation of Internet domain names is uncertain.

  We currently hold the Internet domain name "musicmaker.com." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional Internet address components, appoint additional companies or agencies to assign domain names or modify the requirements for holding domain names. Recently, the Internet Corporation for Assigned Names and Numbers, an entity that manages the United States government oversight of domain name registration, announced that five new companies, including America Online, will be permitted to assign internet addresses. As a result of these and other changes, we may not acquire or maintain the musicmaker.com domain name in all of the countries in which we conduct or expect to conduct business. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other intellectual property rights.

Our industry may be subject to increased government regulation.

  As commerce conducted on the Internet continues to evolve, federal, state or foreign agencies may adopt regulations or impose new taxes intended to cover our business operations. These agencies may seek to regulate areas including user privacy, pricing, content and consumer protection standards for our products and services. Compliance with additional regulation could hinder our growth or prove to be prohibitively expensive. It is also possible that the introduction of additional regulations could expose companies involved in Internet commerce, or the provision of content over the Internet, to significant liability. If enacted, these government regulations could materially adversely affect the viability of Internet commerce, generally, as well as our business, financial condition and results of operations.

Virgin Holdings, Inc. beneficially owns a controlling interest in musicmaker.com's voting securities.

  Virgin Holdings, Inc., an affiliate of EMI, will beneficially own 40.0% of our outstanding shares of common stock following the completion of this offering and 38.4% if the underwriters' overallotment option is exercised in full. As a result, Virgin Holdings will exercise significant control over all matters requiring stockholder approval. Under the terms of a stockholders' agreement executed by Messrs. Bernardi, Puthukarai, Steinberg, Rho Management Trust I, Virgin Holdings and RHL Ventures LLC, Virgin Holdings will be entitled to designate three members to the Board of Directors. The concentrated holdings of a single stockholder and the presence of three designees on the Board of Directors may result in a delay or the deterrence of possible changes in our control, which may reduce the market price of our common stock. See "Principal Stockholders."

Our international expansion may create compliance and operational difficulties.

  We intend to expand our business into international markets. In the event that we conduct international expansion, we will encounter many of the risks associated with international business expansion, generally. These risks include, but are not limited to, language barriers, changes in currency exchange rates, political and economic instability, difficulties with regulatory compliance and difficulties with enforcing contracts and other legal obligations. See "Business--musicmaker.com Strategy."

Shares held by our current stockholders may adversely affect our stock price.

  We will have 30,272,517 shares of common stock outstanding after this offering. The common stock sold in this offering will be freely tradable except for any shares purchased by "affiliates" as that term is defined in Rule 144, under the Securities Act of 1933. Our common stock sold prior to the offering and other securities sold prior to the offering, including securities automatically converting into common stock upon completion of this offering are "restricted securities" as that term is defined in Rule 144. In addition, the following securities are outstanding and, upon exercise of their corresponding purchase rights and the issuance of common stock, unless registered, may only be sold under Rule 144 or an exemption from registration.

 . Under our stock option plan, options to purchase 2,044,882 shares of common stock are issued and outstanding and upon exercise, the underlying common stock may be freely traded subject to the limitations imposed by Rule 701 of the Securities Act. An additional 2,155,118 shares of common stock are reserved for issuance under our stock option plan.

 . 1,806,041 common stock warrants outstanding, 1,697,929 common stock warrants to be issued upon conversion of the outstanding preferred warrants and 743,169 common stock warrants to be issued to Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. in connection with this offering. The holders of the warrants may sell shares of common stock acquired upon exercise no earlier than six months from the date of issuance, in accordance with, and as limited by, Rule 144.

  Stockholders holding approximately 24.6 million shares or approximately 99% of our outstanding common stock have agreed not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any musicmaker.com securities currently held without prior written consent of Ferris, Baker Watts, Incorporated for a period of 180 days. Further sales of common stock under Rule 144 or otherwise, and the introduction of these shares into the public market could materially adversely affect the market price of our common stock. See "Shares Eligible for Future Sale."

Our management will have broad discretion in applying the net proceeds of this offering.

  At an initial offering price of $14.00 and after deducting underwriting discounts and commissions and other expenses of the offering, we will receive net proceeds of $66,891,995. We have not yet determined the specific dollar amount of net proceeds to be allocated to any of the possible uses indicated in "Use of Proceeds." Accordingly, our management will have broad discretion in applying the net proceeds of the offering. Management's allocation of the net proceeds will affect how our business evolves. There can be no assurance that management will choose to spend these proceeds in areas that benefit our business. In addition, there can be no assurance that management will choose to allocate proceeds to further our current business strategy. Management's failure to do so could have a material adverse effect on our business, financial condition and results of operations. See "Use of Proceeds."

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

  The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate dilution of $11.74, or 84% in the pro forma net tangible book value per share of common stock from the price you pay for the common stock. To the extent that outstanding options and warrants are exercised or additional securities are issued, there will be further dilution to the investors in this offering. See "Dilution" to review the dilution associated with this offering and "Shares Eligible for Future Sale" to review information regarding securities that could further dilute net tangible book value per share.

Sales and other taxes may be imposed on our online business.

  It is possible that the current tax moratorium limiting the ability of state and local governments to impose taxes on Internet based transactions could fail to be renewed prior to October 2001. Failure to renew this legislation would allow states to impose new taxes on Internet based commerce. Should states impose a requirement that online vendors collect taxes for all products shipped to each state, collection of sales tax could create additional administrative burdens on our operations and slow the growth of Internet commerce. The imposition of taxes on Internet based transactions could materially adversely affect our ability to become profitable in the future.

Our common stock has never been publicly traded.

  Prior to this offering there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "HITS." There can be no assurance, however, that an active trading market will develop, or, if developed, that an active trading market will be maintained.

Our common stock price and quarterly results are likely to be highly volatile.

  The stock market and Internet stocks specifically have experienced significant price and volume fluctuations that have affected the market price of common stock for many companies engaged in industries similar to musicmaker.com. These market fluctuations could materially adversely affect the market price of our common stock. Further, we expect to experience significant fluctuations in our future quarterly operating results caused by a variety of factors, many of which are outside of our control. Factors that may affect our operating results and the market price of our common stock include:

  . Any announcement, or introduction of new or enhanced websites, products, services and strategic alliances by us, our alliance partners or our competitors.

  . Increases or decreases in our song library, including specifically content either granted or revoked under our EMI license.

  .  Seasonality of music purchases.

  . Level of customer satisfaction, including our ability to retain existing customers and attract new customers.

  . Price competition, the introduction of new competitors or changes in our current licensing arrangements.

  . Increases or decreases in the use of the Internet, generally, and consumer acceptance of the Internet for retail commerce purposes.

  . Our ability to upgrade or respond to technological advances in a timely and cost effective manner with minimal disruption to our operations.

  .  Technical difficulties, system downtime or Internet disruptions.

  . General economic conditions, conditions specific to Internet commerce and the music industry and changes in estimates prepared by market analysis.

  As a result of these and other factors, period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of our future performance. Difficulties in connection with any of the factors above may cause our operating results to be below expectations of investors and market analysts, and adversely affect the market price of our common stock. As a result, investors purchasing in this offering may not be able to resell their shares at or above the initial public offering price and could lose all of their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Anti-takeover provisions in our Charter and Bylaws could deter or delay possible takeovers.

  Our Charter and Bylaws contain provisions that could discourage potential acquisition proposals or proxy contests and might delay or prevent a change in control of musicmaker.com. These provisions and Delaware General Corporation Law could make musicmaker.com less attractive to potential acquirers. These provisions could also result in our stockholders being denied a premium for, or receiving less for, their shares than they otherwise might have been able to obtain in a takeover attempt.

Our stockholders may have difficulty in recovering monetary damages from directors.

  Our Charter contains a provision which eliminates personal liability of our directors for monetary damages to be paid to us and our stockholders for some breaches of fiduciary duties. As a result of this provision, our stockholders may be unable to recover monetary damages against our directors for their actions that constitute breaches of fiduciary duties, negligence or gross negligence. Inclusion of this provision in our Charter may also reduce the likelihood of derivative litigation against our directors and may discourage lawsuits against our directors for breach of their duty of care even though some stockholder claims might have been successful and benefited stockholders.

Future growth of our operations may make additional capital or financing necessary.

  We anticipate that the proceeds of this offering, cash on hand, cash equivalents and commercial credit facilities will be adequate to meet our working capital needs for at least the next 12 months. Beyond that period, we may need to raise additional funds in order to:
  .  Finance unanticipated working capital requirements.

  .  Develop or enhance existing services or products.

  .  Fund costs associated with strategic marketing alliances.

  .  Respond to competitive pressures.

  .  Acquire complementary businesses, technologies, content or products.

We cannot be certain that we will be able to obtain funds on favorable terms, if at all. If we decide to raise funds by issuing additional equity securities, purchasers in this offering may experience additional dilution. Issuance of additional equity securities may also involve granting preferences or privileges ranking senior to those purchasers in this offering. If we cannot obtain sufficient funds, we may not be able to grow our operations, take advantage of future business opportunities or respond to technological developments or competitive pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

We do not intend to pay dividends.

  We have never paid dividends on our common stock. We do not intend to pay dividends and purchasers should not expect to receive dividends on our common stock for the foreseeable future. See "Dividend Policy."

Warning regarding our use of forward-looking statements.

  This prospectus contains forward-looking statements which relate to possible future events, our future performance and our future operations. In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "potential" or "continue," the negative of these terms or other similar expressions. These forward-looking statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                USE OF PROCEEDS

  At an initial offering price of $14.00 and after deducting underwriting discounts and commissions and other expenses of this offering, we will receive net proceeds of $66,891,995 from the sale of 5,327,803 shares of our common stock in this offering. We intend to use the net proceeds of this offering to pay advances in connection with acquiring additional music content from record labels. We also anticipate using net proceeds to expand our advertising, marketing and promotional efforts with our existing and future strategic marketing partners. Net proceeds may be used to support promotional inserts in direct mailings to Columbia House and Audio Book Club members, website advertising and seasonal product promotions. We intend to use net proceeds to maintain, back-up, and upgrade the technological systems which support our operations. Although we do not have any current plans to acquire any businesses, we may use a portion of the net proceeds of the offering for these purposes. We are required to repay a 12% loan from Rho Management Trust I in the principal amount of $1,000,000 plus interest from the proceeds of this offering. See "Certain Transactions." We have not yet determined the amount of net proceeds to specifically allocate to each of the foregoing purposes. As a result, management will have significant discretion in the application of the proceeds. Allocation of net proceeds is further subject to future events including general economic conditions, changes in musicmaker.com's strategy and response to competitive pressures and consumer preferences associated with the music industry and Internet commerce. Pending use, we will invest the net proceeds of this offering in bank certificates of deposit and other fully insured investment grade interest bearing securities. See "Risk Factors--Our management will have broad discretion in applying the net proceeds of this offering."

                                CAPITALIZATION

The following table sets forth our capitalization as of March 31, 1999:

    .  On a pro forma basis to reflect:

           . The issuance of 15,170,860 shares of common stock in exchange for licensing rights with EMI valued at approximately $87 million.

    .  On a pro forma as adjusted basis, to reflect:

           . The receipt of and application by musicmaker.com of the net proceeds from the offering.

           . The automatic conversion, upon completion of the offering, of all outstanding shares of preferred stock into 1,908,729 shares of common stock.

           . The automatic conversion, upon completion of the offering, of all outstanding convertible notes into 968,252 shares of common stock, which includes $2,000,000 in principal amount of convertible notes outstanding at March 31, 1999.

           . The expensing of all capitalized loan fees related to the convertible notes which includes $227,501 capitalized at March 31, 1999.

     . On a pro forma and a pro forma as adjusted basis does not reflect the demand promissory note in the principal amount of $1,000,000, which we are required to repay from the proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  The information below is calculated based upon an initial public offering price of $14.00 as reduced for underwriting discounts, commissions and expenses incurred in connection with the offering.

                                                 As of March 31, 1999
                                         --------------------------------------
                                                                    Pro Forma
                                           Actual      Pro Forma   As Adjusted
                                         -----------  -----------  ------------
Current portion of long-term
 obligation............................  $    42,857  $    42,857  $     42,857
                                         ===========  ===========  ============
Convertible notes and long-term
 obligation............................  $ 2,214,286  $ 2,214,286  $    214,286
Series A preferred stock...............    1,067,788    1,067,788           --
Series B preferred stock...............    1,750,100    1,750,100           --
Stockholders' (deficit) equity:
  Common stock, $0.01 par value;
   100,000,000 shares authorized;
   6,896,873 shares issued and
   outstanding on an actual basis;
   22,067,733 shares issued and
   outstanding on a pro forma basis and
   30,272,517 shares issued and
   outstanding on a pro forma as
   adjusted basis......................       68,969      220,678       302,725
  Additional paid-in capital...........    6,019,768   92,493,669   164,803,717
  Warrants.............................      779,059      779,059       779,059
  Accumulated deficit..................   (9,082,395)  (9,082,395)   (9,992,108)
                                         -----------  -----------  ------------
Total stockholders' (deficit) equity ..   (2,214,599)  84,411,011   155,893,393
                                         -----------  -----------  ------------
Total capitalization...................  $ 2,817,575  $89,443,185  $156,107,679
                                         ===========  ===========  ============

                                   DILUTION

  The difference between the initial public offering price per share of common stock and the as adjusted pro forma net tangible book value per share of common stock after this offering constitutes the dilution to investors purchasing common stock in this offering. Net tangible book value per share is determined by dividing musicmaker.com's net tangible book value by the number of outstanding shares of common stock. The net tangible book value equals total assets less total liabilities.

  At March 31, 1999, our pro forma net tangible book value, (deficit), after giving effect to the EMI transaction, was $(3,252,000) or $(0.15) per share of common stock. After giving effect to the sale of the common stock in this offering, at an initial public offering price of $14.00 after deducting the underwriting discounts, commissions and offering expenses and after the conversion of preferred stock and the convertible notes to common stock, our pro forma as adjusted net tangible book value as of March 31, 1999, would have been $68,457,783 or $2.26 per share. This represents an immediate increase in net tangible book value of $2.41 per share to the existing holders of common stock and an immediate dilution to investors purchasing in this offering of $11.74 per share. The following table illustrates the per share dilution to investors purchasing in this offering:

   Initial public offering price per share......................        $14.00
     Pro forma net tangible book value (deficit) before
      offering.................................................. (0.15)
     Pro forma increase attributable to new investors...........  2.41
     Pro forma as adjusted net tangible book value after
      offering..................................................          2.26
                                                                        ------
   Pro forma dilution to investors purchasing in offering.......        $11.74
                                                                        ======

  The following table summarizes as of March 31, 1999, on the pro forma basis described above, the number of shares of capital stock purchased from musicmaker.com, the total consideration paid to musicmaker.com and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering at an initial public offering price of $14.00, before deducting the underwriting discount and commissions and offering expenses:

  The table below excludes the following:

  . 1,806,041 common stock warrants issued and outstanding, 1,697,929 common stock warrants to be issued upon conversion of the outstanding preferred stock warrants, and 743,169 common stock warrants to be issued to Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. in connection with this offering; and

  .  2,044,882 options issued as of July 1, 1999 under our stock option plan.

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 24,944,714  82.4%  $ 98,214,447  56.8%   $ 3.94
New investors.................  5,327,803  17.6     74,589,242  43.2     14.00
                               ----------  ----   ------------  ----    ------
  Total....................... 30,272,517   100%  $172,803,689   100%   $ 5.71
                               ==========  ====   ============  ====    ======

  To the extent that any of these options or warrants are exercised, there would be further dilution to investors purchasing in the offering. See Notes 5 and 9 of the notes to the consolidated financial statements.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends, if any, in the future will be at the sole discretion of the Board of Directors.

                            SELECTED FINANCIAL DATA
  The following selected financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the period from April 23, 1996, inception, to December 31, 1996 and the years ended December 31, 1997 and 1998, and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from the consolidated financial statements of musicmaker.com that have been audited by our independent auditors, and are included elsewhere in this prospectus. We believe the interim financial data reflect all adjustments necessary to present fairly the results of operations for the three months ended March 31, 1998 and March 31, 1999 and our financial position at March 31, 1999. These adjustments are of a normal recurring nature. The results of operations of prior periods are not necessarily indicative of results that may be expected for any other period. As indicated in the table, we have presented some of our financial data:
   Pro forma to give effect to:
  . The issuance of 15,170,860 shares of common stock in exchange for licensing rights with EMI valued at approximately $87 million.
  . The amortization of the licensing rights with EMI of $17,325,122 and $4,331,280 for the year ended December 31, 1998 and the three months ended March 31, 1999, in that order; however, does not include pro forma revenue related to EMI for those periods.
Pro forma as adjusted to give effect to:
  . The sale of 5,327,803 shares of common stock to be sold in this offering at an initial public offering price of $14.00 per share.
  .  The application of the net proceeds from this offering.
  . The automatic conversion, upon completion of the offering, of all shares of outstanding preferred stock into 1,908,729 shares of common stock.
  . The automatic conversion, upon completion of the offering, of all outstanding convertible notes into 968,252 shares of common stock which include $2,000,000 in principal amount of convertible notes outstanding at March 31, 1999.
  . The expensing of all capitalized loan fees related to the convertible notes, which include $227,501 capitalized at March 31, 1999.
  Pro forma and pro forma as adjusted do not give effect to the demand promissory note in the principal amount of $1,000,000 which we are required to repay from the proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
Consolidated Statement of Operations Data:

                            Period from                                   Three months
                          April 23, 1996   Year ended December 31,       ended March 31,
                          (inception) to   ------------------------  ------------------------
                         December 31, 1996    1997         1998         1998         1999
                         ----------------- -----------  -----------  -----------  -----------
                                                                     (unaudited)  (unaudited)
Net sales...............     $   8,355     $    13,432  $    74,028  $    22,416  $    20,160
Cost of sales...........         2,590         450,455      677,700      232,800      463,283
                             ---------     -----------  -----------  -----------  -----------
Gross profit............         5,765        (437,023)    (603,672)    (210,384)    (443,123)
Operating expenses:
  Sales and marketing...           --            7,780      929,661      397,729      259,852
  Operating and
   development..........        64,029         244,541      804,811      203,644      253,256
  General and
   administrative.......       306,381       1,360,856    2,334,438      433,731      824,629
                             ---------     -----------  -----------  -----------  -----------
Total operating
 expenses...............       370,410       1,613,177    4,068,910    1,035,104    1,337,737
                             ---------     -----------  -----------  -----------  -----------
Loss from operations....      (364,645)     (2,050,200)  (4,672,582)  (1,245,488)  (1,780,860)
Net interest (expense)
 income.................        (2,667)        (33,957)      17,815        5,250      (23,867)
                             ---------     -----------  -----------  -----------  -----------
Net loss................     $(367,312)    $(2,084,157) $(4,654,767) $(1,240,238) $(1,804,727)
                             =========     ===========  ===========  ===========  ===========
Basic and diluted net
 loss per share(1)......     $   (0.19)    $     (0.52) $     (0.94) $     (0.26) $     (0.27)
                             =========     ===========  ===========  ===========  ===========
Weighted average shares
 outstanding(1).........     1,934,078       4,040,985    5,094,518    4,790,460    6,805,561
                             =========     ===========  ===========  ===========  ===========
Pro forma basic and
 diluted net loss per
 share(1)...............                                $     (1.05)              $     (0.34)
                                                        ===========               ===========
Pro forma weighted
 average shares
 outstanding(1).........                                 21,842,134                20,884,288
                                                        ===========               ===========

Consolidated Balance Sheet Data:

                                                   At March 31, 1999
                                          -------------------------------------
                                                                    Pro Forma
                                            Actual      Pro Forma  As Adjusted
                                          -----------  ----------- ------------
                                          (unaudited)  (unaudited) (unaudited)
Cash and cash equivalents................ $ 1,685,234  $ 1,685,234 $ 68,577,229
Working capital..........................     225,558      225,558   67,117,553
Total assets.............................   4,444,315   91,069,925  157,734,419
Debt, long-term portion..................   2,214,286    2,214,286      214,286
Convertible preferred stock..............   2,817,888    2,817,888          --
Total stockholders' (deficit) equity.....  (2,214,599)  84,411,011  155,893,393

-------
(1) Computed on the basis described in Note 9 of the notes to the consolidated financial statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of musicmaker.com should be read in conjunction with the consolidated financial statements and related notes as well as other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Musicmaker.com's actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those factors set forth under "Risk Factors" and appearing elsewhere in this prospectus.

Overview

  Musicmaker.com was incorporated in April 1996 ("Inception"). On July 31, 1996, musicmaker.com acquired the technology to produce its custom CDs. See "Certain Transactions." During the remainder of 1996 and through the year ended December 31, 1997, musicmaker.com's operating activities consisted of recruiting personnel, developing the technological infrastructure necessary to create custom CDs on the Internet, building an operating infrastructure and establishing relationships with record labels and vendors. Musicmaker.com launched its website in October 1997 and shipped its first custom CD in November 1997. In 1998, musicmaker.com established several strategic alliances with leading online and offline music marketers. In June 1999, musicmaker.com entered into a license agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music. We were granted an exclusive worldwide license to include the music content that EMI makes available for use in our online sales of custom CDs. See "Business--Marketing."

  Since commercial operations primarily began in the fourth quarter of 1997, musicmaker.com has sold over 6,300 custom CDs. Through July 1998, all of musicmaker.com's net sales had been derived from the sale of custom CDs through its own website and print promotions. In August 1998, musicmaker.com began selling its custom CDs through a marketing alliance with N2K. Musicmaker.com and N2K conducted two joint promotions and established co-branded websites through which N2K customers could purchase our custom CDs. Our marketing alliance with N2K has expired and new terms will be negotiated for future promotions and marketing, if any. In October 1998, musicmaker.com began selling its custom CDs through marketing alliances with Platinum and Columbia House. See "Business--Marketing."

  Net sales are primarily derived from custom CDs offered over the Internet and through advertising campaigns and individual songs downloaded directly from musicmaker.com's website. Net sales are net of sales discounts, and include shipping and handling charges. Customer accounts are settled by directly charging a customer's credit card or by offering credit to customers that have previous payment history with musicmaker.com. Accordingly, we will be required to manage the associated risks of accounts receivable, expansion and collection. To date, we have not extended a material amount of customer credit. Net sales are recognized upon shipment of the CD from musicmaker.com's production site in Reston, Virginia. For digitally downloaded songs, net sales are recognized upon execution of the order.

  Cost of sales principally consist of content costs, production and shipping costs, and credit card receipt processing costs. To establish our music library, we made advance royalty payments under license agreements with record labels providing music content. Under these agreements, we are required to make additional annual advance payments for up to two years. Content costs include our royalty payments based on actual sales. We will also make royalty payments in connection with our actual sales of custom CDs that include any content made available under the terms of our license agreement with EMI. Aggregate royalty payments to EMI under our license agreement will increase or decrease depending upon the level of revenues, if any, generated from sales of custom CDs that include any content made available under the terms of our license agreement. Production costs include jewel cases, CD trays and CD inserts. Musicmaker.com expects that its cost of sales will increase significantly as it enters into additional licensing agreements to further expand and develop its music library.

  Sales and marketing expenses consist primarily of advertising and promotional expenditures, including payroll and related expenses.
Musicmaker.com expenses all advertising costs as incurred. Musicmaker.com expects sales and marketing expenses to increase significantly as it endeavors to increase its customer base, drive traffic to its website and enhance brand name awareness.

  Operating and development expenses are expensed as incurred.
Musicmaker.com's operating and development costs consist primarily of payroll and related expenses for website and system development as well as expenses associated with website hosting and Internet operations. Musicmaker.com's operating and development expenses have increased significantly since Inception, and are expected to continue to increase with our growth.

  General and administrative expenses consist primarily of legal and professional fees, payroll costs and related expenses for officers and administrative personnel, as well as other expenses associated with corporate functions. Also included in general and administrative expenses are expenses associated with the issuance of warrants to various consultants, a shareholder and Columbia House. The fair market values of these warrants were calculated using the Black-Scholes option pricing method and expensed upon issuance of the warrants.

  Musicmaker.com has an extremely limited operating history upon which to base an evaluation of its business and prospects. Musicmaker.com has yet to achieve significant net sales and its ability to generate significant net sales in the future is uncertain. Further, in view of the rapidly evolving nature of musicmaker.com's business and its very limited operating history, musicmaker.com has little experience forecasting net sales. Therefore, musicmaker.com believes that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of future performance.

  To date, musicmaker.com has incurred substantial costs to create, introduce and enhance its services, to acquire content, to build brand awareness and to grow its business. As a result, musicmaker.com has incurred operating losses since Inception. In addition, musicmaker.com expects significantly increased operating expenses in connection with an increase in the size of its staff, expansion of its marketing efforts, and an increase in its research and development efforts to assist in musicmaker.com's planned growth. To the extent that increases in operating expenses precede or are not followed by increased net sales, musicmaker.com's business, financial condition and results of operations will be materially adversely affected.

  We have recently entered into an exclusive five-year licensing agreement with EMI. Our new relationship with EMI gives musicmaker.com the potential for access to tracks from EMI artists and the extensive music catalog of a major record company. In connection with our license agreement with EMI, we will amortize approximately $17,300,000 in each of the next five years.

  Musicmaker.com's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early years, particularly companies in new and rapidly evolving markets such as electronic commerce. In addition, musicmaker.com's net sales depend substantially upon the level of activity on its website, the amount and quality of content provided under its EMI license agreement and the success of its Columbia House print promotions. Although musicmaker.com has experienced growth in its operations, there can be no assurance that musicmaker.com's net sales will continue at its current level or rate of growth. See "Risk Factors--We have a limited operating history, have incurred losses and may continue to realize losses. We also have an accumulated deficit that may continue to increase."

Results of Operations

 Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

  Net Sales. Net sales for the quarter ended March 31, 1999 were $20,160 compared to $22,416 for the quarter ended March 31, 1998. For the quarter ended March 31, 1999, primarily all of musicmaker.com's net sales were through our website of which $11,907 were from direct sales, $3,936 were from the affiliation with Columbia House and $2,313 were from the affiliation with N2K. For the quarter ended March 31, 1998, all of musicmaker.com's net sales were from direct sales. The generation of net sales resulted from development of our customer base, expansion of our music library and the formation of strategic alliances with Columbia House, N2K and Platinum which provided Internet traffic and access to additional customer bases.

  Cost of Sales. Cost of sales for the quarter ended March 31, 1999 were $463,283 compared to $232,800 for the quarter ended March 31, 1998. Cost of sales included royalty advances that were paid upon signing of royalty agreements with independent music labels of $458,819 for the quarter ended March 31, 1999 and $221,348 for the quarter ended March 31, 1998. For the quarter ended March 31, 1999, these royalty advances were charged as content costs and accounted for $458,819 or 99% of cost of sales and production costs accounted for $4,464 or 1%. For the quarter ended March 31, 1998, content costs accounted for $225,861 or 97% of cost of sales, which included the royalty advances charge of $221,348. Production costs of $6,939 accounted for 3% of cost of sales for the quarter ended March 31, 1998.

  Operating and Development Expenses. Operating and development expenses were $253,256 for the quarter ended March 31, 1999 compared to $203,644 for the quarter ended March 31, 1998. For the quarter ended March 31, 1999, operating and development expenses were primarily attributable to our website maintenance of $44,126, equipment expense of $69,238, consultant expense of $80,580 and salary expense of $44,504. For the quarter ended March 31, 1998, operating and development expenses were primarily attributable to our website maintenance of $7,760, equipment expense of $59,356, consultant expense of $105,500 and salary expense of $30,000.

  Sales and Marketing Expenses. Sales and marketing expenses were $259,852 for the quarter ended March 31, 1999 and $397,729 for the quarter ended March 31 1998. Sales and marketing expenses primarily consisted of consulting expenses of $204,969 and salary expense of $36,346 for the quarter ended March 31, 1999. For the quarter ended March 31, 1998, sales and marketing expenses primarily consisted of consulting expenses of $107,668 and advertising expenses of $290,061.

  General and Administrative Expenses. General and administrative expenses were $824,629 for the quarter ended March 31, 1999 and $433,731 for the quarter ended March 31, 1998. General and administrative expenses consisted primarily of $208,028 for salary, bonus and other payroll related expenses, $77,499 for amortization of intangibles, legal and professional fees of $93,157, equipment leasing expense of $75,728, warrant expense of $169,624 and rent expense of $53,464. For the quarter ended March 31, 1998, general and administrative expense primarily consisted of $182,062 for consulting expense, $114,794 for legal and professional expense, and $85,274 for warrant expense. See Notes 5 and 12 of the notes to the consolidated financial statements for further discussion of warrant expense.

  Interest Expense/Income. Interest income for the quarter ended March 31, 1999 was $16,539 compared to $5,250 for the quarter ended March 31, 1998. Interest expense for the quarter ended March 31, 1999 was $40,406 compared to no interest expense for the quarter ended March 31, 1998. The interest expense for the quarter ended March 31, 1999 was attributable to the interest associated with the outstanding convertible notes.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Net Sales. Net sales for the year ended December 31, 1998 were $74,028 compared to $13,432 for the year ended December 31, 1997. The generation of net sales resulted from development of our customer base, expansion of our music library and the formation of strategic alliances with Columbia House, N2K and Platinum which provided Internet traffic and access to additional customer bases.

  Cost of Sales. Cost of sales for the year ended December 31, 1998 were $677,700 compared to $450,455 for the year ended December 31, 1997. Cost of sales included royalty advances that were paid upon signing of license agreements with independent music labels of $614,000 for the year ended December 31, 1998 and $447,500 for the year ended December 31, 1997. For the year ended December 31, 1998 content costs accounted for $10,258 or 2% of cost of sales and production costs accounted for $32,086 or 5% of cost of sales. Postage and mailing costs accounted for $2,382 and credit card costs accounted for $2,095 for the year ended December 31, 1998, or a combined 1% of cost of sales. For the year ended December 31, 1997, production costs accounted for $2,955, or 1% of cost of sales.

  Operating and Development Expenses. Operating and development expense include expenses associated with enhancing the features and functionality of our website and related systems. Operating and development expenses were $804,811 for the year ended December 31, 1998 compared to $244,541 for the year ended December 31, 1997. For the period ended December 31, 1998, operating and development expenses were primarily attributable to our network and website maintenance of $138,996, equipment expense of $102,304, consultant expense of $431,848 and salary expense of $117,937. For the year ended December 31, 1997, operating and development expenses were primarily attributable to our network and website maintenance of $122,211, and consultant expense of $122,330.

  Sales and Marketing Expenses. Sales and marketing expenses were $929,661 for the year ended December 31, 1998 compared to $7,780 in the year ended December 31, 1997. Sales and marketing expense for the year ended December 31, 1998 consisted primarily of print advertising, expenditures incurred in the development of our strategic alliances and increases in sales and marketing personnel.

  General and Administrative Expenses. General and administrative expenses were $2,334,438 for the year ended December 31, 1998 and $1,360,856 for year ended December 31, 1997. For the year ended December 31, 1998, general and administrative expenses consisted primarily of $375,305 for salary, bonus and other payroll related expense, $305,873 for amortization of intangibles, $317,199 for legal and professional fees, $33,806 for equipment leasing expense, $225,000 for warrant expense and $75,848 for rental expense. For the year ended December 31, 1997, general and administrative expense primarily consisted of $954,320 for consulting expense, $211,111 for legal and professional expense, and $92,817 for travel expense.

  Interest Expense/Income. Interest income for the year ended December 31, 1998 was $17,815 compared to interest expense of $33,957 for the year ended December 31, 1997. The 1997 interest expense was attributable to convertible notes which were converted to common stock in June 1997. Musicmaker.com did not have any interest expense associated with debt during the year ended December 31, 1998.

 Year Ended December 31, 1997 Compared to Inception Period from April 23, 1996 to December 31, 1996

  Net Sales. Net sales were $13,432 for the year ended December 31, 1997 compared to $8,355 for the period from Inception through December 31, 1996 (the "Inception Period"). Net sales in the Inception Period consisted of product sales from musicmaker.com's subsidiary which was dissolved in early 1999. The increase in net sales was principally due to growth in musicmaker.com's customer base and expansion of its music library.

  Cost of Sales. Cost of sales were $450,455 for the year ended December 31, 1997 compared to $2,590 for the Inception Period. Cost of sales included royalty advances that were paid upon signing of license agreements with independent music labels of $447,500 for the year ended December 31, 1997 and $0 for the year ended December 31, 1996.

  Operating and Development Expenses. Operating and development expenses were $244,541 for the year ended December 31, 1997 compared to $64,029 for the Inception Period. This increase was primarily attributable to costs incurred to enhance the features and functionality of musicmaker.com's website and related systems. We incurred research and development costs of approximately $120,000 for the year ended December 31, 1997 compared to $64,000 for the Inception Period.

  Sales and Marketing Expenses. Sales and marketing expenses were $7,780 for the year ended December 31, 1997. There were no sales and marketing expenses for the Inception Period.

  General and Administrative Expenses. General and administrative expenses were $1,360,856 for the year ended December 31, 1997 compared to $306,381 for the Inception Period. This increase was primarily due to increases in the number of personnel and corporate facility expenses necessary to support the growth of musicmaker.com's business and operations.

Liquidity and Capital Resources

  Net cash used in operating activities totaled $1,616,747 for the quarter ended March 31, 1999 as compared to net cash used in operating activities of $1,324,417 for the quarter ended March 31, 1998. Net cash used in operating activities for the quarter ended March 31, 1999 was primarily attributable to the net loss of $1,804,727 and net changes in operating assets and liabilities of $139,410 offset by the issuance of stock and warrants for services for $169,621 and depreciation and amortization of $157,769. Net cash used in operating activities for the quarter ended March 31, 1998 was primarily attributable to the net loss of $1,240,238 and net changes in operating assets and liabilities of $264,275 offset by the issuance of stock and warrants for services for $156,317 and depreciation and amortization of $23,779.

  Cash used in investing activities was $100,961 for the quarter ended
March 31, 1999 and $137,381 for the quarter ended March 31, 1998. In both quarters, the cash used in investing activities was primarily for the purchase of property and equipment, including computer equipment and software, leasehold improvements, and furniture and other office equipment.

  Net cash provided by financing activities was $2,429,998 for the quarter ended March 31, 1999 compared to $534,700 for the quarter ended March 31, 1998. Net cash provided by financing activities, for the quarter ended
March 31, 1999 was primarily through the issuance of 8% convertible notes for $1,313,625, net of fees of $173,875 and the issuance of common stock for $1,116,363. Net cash provided by financing activities, for the quarter ended March 31, 1998 was primarily through the issuance of convertible preferred stock of $534,700.

  Net cash used in operating activities totaled $3,519,777 for the year ended December 31, 1998 as compared to net cash used in operating activities of $1,101,275 for the year ended December 31, 1997. Net cash used in operating activities for the year ended December 31, 1998 was primarily attributable to the net loss of $4,654,767 offset by accrued compensation to related parties of $30,665, an increase in accounts payable and accrued expenses of $297,250, and an increase in long-term obligations of $257,143. Net cash used in operating activities for the year ended December 31, 1997 was primarily attributable to the net loss of $2,084,157, offset by an increase to accrued compensation payable to related parties of $543,634, the issuance of stock and warrants for services for $150,500, and an increase in accounts payable and accrued expenses of $207,776.

  Cash used in investing activities was $217,961 for the year ended December 31, 1998 and $299,755 for the year ended December 31, 1997. In both years the cash used in investing activities was primarily for the purchase of property and equipment, including computer equipment and software, leasehold improvements, and furniture and other office equipment.

  Net cash provided by financing activities was $3,308,710 for the year ended December 31, 1998 and $2,390,940 for the year ended December 31, 1997. Net cash provided by financing activities, for the year ended December 31, 1998 was through the issuance of outstanding preferred stock for $1,568,033 and the issuance of common stock for $1,344,302. The net cash provided by financing activities for this period also included the net proceeds from the issuance of convertible notes of $396,375. Net cash provided by financing activities, for the year ended December 31, 1997, was primarily through the issuance of outstanding preferred stock and warrants for $1,700,000, issuance of common stock for $440,940 and proceeds from the issuance of convertible notes of $250,000.

  On January 8, 1999, musicmaker.com signed a lease line agreement which provides leasing for computer and related equipment as well as CD fabrication equipment up to $200,000 between the signing of the agreement and June 8, 1999. Any equipment leased under this agreement will have a 24 month lease term, and at the end of the lease term musicmaker.com will either be obligated to buy the equipment at 10% of the original equipment cost or extend the lease term for an additional 24 months. Borrowings under this lease line agreement require payments due in advance with a monthly rental factor of .0498 for months one through 24. The actual monthly rental will be determined by multiplying the cost of the equipment by the applicable monthly rental factor, plus any monthly maintenance charges. We will provide the lessor with a first security interest in the equipment leased under this agreement for the duration of the term of the lease. Musicmaker.com also signed the first lease under this agreement which will have a monthly rental payment of $8,261. As part of the lease line agreement, musicmaker.com issued a warrant to purchase 14,524 shares of its common stock at $2.06 per share which expires on January 8, 2009. Musicmaker.com recorded an expense of $16,021 related to the issuance of the warrant.

  On February 12, 1999, musicmaker.com signed a loan and security agreement with a financial institution for a credit facility of up to $250,000 in a revolving line of credit for equipment and software purchases and general working capital and up to $100,000 in a cash secured letter of credit, all of which has been borrowed. Borrowings under this line of credit bear interest at Imperial Bank's prime rate of interest plus 2%. The line of credit is secured by a blanket security interest on all of our assets including general intangibles excluding previously leased equipment. The line has financial covenants, including minimum net worth and liquidity ratios. At March 31, 1999, we have $250,000 outstanding under this line of credit. Interest on any balance outstanding is payable monthly with principal and all accrued interest due six months from the date of the loan. In the event that equipment and software purchases under the line are converted into a term loan, equal payments of principal and interest will be due monthly for 24 months, starting on the first month following the initial six month maturity. The initial six month period runs from March 12, 1999. The credit facility will automatically convert to a 24 month term loan after September 11, 1999, if $5,000,000 in new equity is raised prior to that date. If the term of the credit facility is extended, Imperial Bank will have the right to purchase warrants equal to 4% of the commitment amount.

  On April 8, 1999, musicmaker.com issued a warrant to purchase 242,077 shares of common stock at $1.98 per share to a consultant for services rendered. Musicmaker.com recorded an expense of $464,415 related to the issuance of this warrant.

  On June 8, 1999, musicmaker.com entered into a license agreement with EMI. Under this agreement, musicmaker.com issued 15,170,860 shares of common stock valued at our estimate of the fair market value of our common stock of $5.71 per share in exchange for a five-year license which provides us with exclusive rights to use the content they make available for online sales of our custom CDs. The license fee of $86,625,610 will be written off as a non-cash charge of approximately $17,300,000 in each year over the next five years, the term of the license. In addition, we will make royalty payments to EMI for sales of custom CDs that include EMI's content.

  On July 1, 1999, musicmaker.com issued a demand promissory note to Rho Management Trust I for financing in the principal amount of $1,000,000 bearing interest at 12% and maturing on January 1, 2000. The promissory note states that if musicmaker.com has not consummated this offering by September 30, 1999, the interest payable on the note increases to 14%. We are required to repay the note from the proceeds of this offering.

  Musicmaker.com anticipates that it will have negative cash flows for the foreseeable future. It is estimated that musicmaker.com will need to provide for items such as computer storage, production equipment, distribution equipment, hardware and software for computer systems, and furniture and fixtures. Musicmaker.com expects to fund its purchase of necessary capital equipment with its working capital, which will include the proceeds from this offering.

  As of March 31, 1999, musicmaker.com had $1,685,234 in cash and cash equivalents, a net increase of $1,210,350 from the quarter ended March 31, 1998 and an increase of $712,280 from the year ended December 31, 1998. Musicmaker.com believes that the net proceeds from its prior financings, this offering, and cash flows from operations, will be adequate to satisfy its operations, working capital and capital expenditure requirements for at least the next 12 months, although musicmaker.com may seek to raise additional capital during that period. There can be no assurance that additional financing will be available on acceptable terms, if at all, or that any additional financing will not dilute shares held by musicmaker.com's stockholders. See "Risk Factors--Future growth of our operations may make additional capital or financing necessary."

Year 2000 System Costs

  Computer systems, software packages and microprocessor dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant."

  Musicmaker.com may realize exposure and risk if the systems it relies upon to conduct day-to-day operations are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with whom musicmaker.com transacts business, products purchased from third parties and computers, software, telephone systems and other equipment used internally. To minimize the potential adverse effects of the year 2000 problem, musicmaker.com established an internal project team comprised of all functional disciplines. This project team has begun a three-phase process of:
  . identifying our internal information and non-information technology systems that are not year 2000 compliant,
  . determining their significance in the effective operation of musicmaker.com, and
  .  developing plans to resolve the issues where necessary.

  Musicmaker.com has been communicating with its suppliers and others with whom it does business to coordinate year 2000 readiness. The responses received by musicmaker.com to date indicate that steps are currently being taken to address this concern. However, if those third parties are not able to make all systems year 2000 compliant, there could be a material adverse impact on musicmaker.com.

  After initial review of musicmaker.com's principal transaction processing software through which nearly all of musicmaker.com's business is transacted, management has determined musicmaker.com to be year 2000 compliant and, as such, does not anticipate any material adverse operational issues to arise. Based on current estimates, management expects that musicmaker.com's future costs in connection with its year 2000 compliance project will not exceed $10,000; however, future anticipated costs are difficult to estimate with any certainty and may differ materially from those currently projected based on the results of phase one of musicmaker.com's year 2000 project. The anticipated costs associated with musicmaker.com's year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become year 2000 compliant or costs to implement musicmaker.com's future contingency plans. Musicmaker.com has not yet developed a contingency plan in the event that any non-compliant critical systems are not remedied by January 1, 2000, nor has it formulated a timetable to create a contingency plan. Upon completion of our review, if systems material to musicmaker.com's operations have not been made year 2000 compliant in a timely manner, the year 2000 issue could have a material adverse effect on musicmaker.com's business, financial condition and results of operations.

                                   BUSINESS

Overview

  .  We are a leading provider of custom CDs over the Internet.

  . We have a license agreement with EMI, the third largest music company in the world, and content agreements with over 100 independent labels.

  .  We have a music library of over 150,000 licensed song titles.

  . Customers can search our extensive online music library and sample and select the songs of their choice for custom CDs.

  . Our technology, which can digitally store approximately five million songs, provides advanced search/retrieval capabilities and automates high speed production of custom CDs.

  . Our custom CDs sound equivalent to pre-recorded CDs available at retail stores and are sold at competitive prices.

  . Our customers can also download music from our music library using Secure-MP3, Liquid Audio, or Microsoft MS-Audio format.

Industry Background

  Historically, the music industry has benefited from advances in technology, such as the introduction of the CD in 1982. During the last ten years much of the industry's growth resulted from consumers replacing existing record or tape music collections with CDs. Moreover, the Recording Industry Association of America reported that the shipment of full-length CDs grew 12.5% in 1998 providing evidence that the CD format continues to be popular.

  According to the Recording Industry Association of America, domestic music sales grew from $6.2 billion in 1988 to $13.7 billion in 1998. Of the $13.7 billion in total sales, full length CDs continue to account for the greatest dollar and unit volume. In 1998, CD unit shipment increased 12.5% from 753 million units in 1997 to 847 million units, and CD dollar value grew 15% from $9.9 billion in 1997 to $11.4 billion in 1998.

  Musicmaker.com believes that substantial growth opportunities exist for sales of music over the Internet. According to Jupiter Communications, LLC, total online sales of pre-recorded music are projected to increase from $37.0 million in 1997 to $1.4 billion in 2002. Musicmaker.com believes that while the Internet provides an additional, price competitive distribution channel for pre-recorded music, the potential exists to use the Internet as a value-added method of distribution. Internet based retailers have other advantages over traditional retail channels as well. Musicmaker.com estimates that music retail stores generally stock between 10,000 and 39,000 of the available 200,000 CDs and tend to carry a greater percentage of hit releases, often at the expense of differing music genres and songs that are not on any current music chart. Additionally, online retailers are open 24 hours and Internet users and their purchases can be tracked to provide demographic information for use in direct marketing or other targeted programs.

  Within the prerecorded music market, sales of compilation CDs, CD singles and sales made through mail order and record club operations have encountered steady growth. According to the Recording Industry Association of America, sales of CD singles have increased from $6 million in annual sales in 1990 to $213 million in 1998 and from 1 million CD single units shipped to 56 million units over the same period. The Recording Industry Association of America's research indicates an 11.6% increase in units shipped to direct and special markets which include mail order operations, record clubs and non-traditional retailers and a 7.4% increase in dollar value from these music sales between 1997 and 1998. The Recording Industry Association of America estimates that sales by mail order, record club and other non-traditional retail outlets account for 24.4% of the total domestic market.

  One of the latest technological innovations in the music industry has centered on digital distribution, the downloading of compressed music files over the Internet to a PC. These music files can be stored to a PC or on a CD using a read/write CD-ROM drive. Recently, MP3, a non-streaming compression technology, has proliferated over the Internet. It is estimated that five million MP3 players were downloaded as of January 1999. Online music sales attributable to digital distribution remain a small, but we believe increasing portion of the total pre-recorded online music sales market. Forrester Research Inc. predicts that revenues from digital music downloads will reach $1.1 billion in 2003, equaling approximately 7% of total music sales. However, Jupiter Communications estimates that revenues from digital music downloads will reach only $30 million by 2002. MP3's ability to freely copy and distribute music without making royalty payments to the music labels and to the artists holding the rights is of substantial concern to the music industry.

  The music industry, and control over commercially popular music content, is significantly concentrated among the five major record labels below, which together accounted for approximately 80% of the music sold in 1997:

    . BMG Entertainment                   . Sony Music Entertainment
    . EMI Recorded Music                  . Warner Music
    . Universal Music Group

  In February 1999, the five major record companies announced that they would conduct a market trial to test selling music as digital information transmitted over the Internet. The test, which utilizes IBM software, will allow approximately 1,000 cable subscribers in San Diego to download music from a library of 1,000 album titles and several hundred song titles provided by the major record labels. The market trial was viewed by many as a first step taken by the major record companies to consider the sale of digital music online.

  In April 1999, Universal and BMG, which collectively control approximately 45% of the U.S. music market, announced a joint venture to promote and sell their pre-recorded CDs through a series of Internet websites organized by music categories. In May 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities and Sony decided to make its music content available for downloading from the Internet using Microsoft's multimedia software MS-Audio.

  Musicmaker.com believes that the following trends provide an environment favorable to industry and consumer acceptance of our custom CDs:

  .  Growth in sales of CD singles.

  .  Growth of the Internet as a viable retail medium.

  .  Increasing affluence of the over 30 generation.

  .  Continued prominence of classic rock albums.

  . Record label desire to diversify distribution methods while protecting intellectual property rights.

musicmaker.com Strategy

  We seek to be the leading provider of custom CDs and digitally downloaded music on the Internet. The core elements of our strategy include:

  Offer a new way to buy licensed, customized music. Through our privately developed technology, we offer consumers a new method for customizing, digitally downloading and purchasing music over the Internet. Unlike many online retailers, we do not use the Internet simply to distribute products that can be purchased elsewhere. Rather, our website and production technology provide the ability to create a novel product--the custom CD-- that could not previously be mass marketed. We use a new technology for digital downloading to help protect the intellectual property rights of record labels.

  Offer most extensive selection of music for custom CD compilation and digital downloading. We intend to offer consumers the most extensive collection of music available for use in custom CDs and digital downloading. In June 1999, we entered into a five-year license agreement with EMI under which we currently have exclusive rights to the content they make available for use in online sales of our custom CDs. We also have entered into exclusive and non-exclusive license agreements with more than 100 independent music labels and currently have a music library of more than 150,000 songs. We intend to significantly expand our existing music catalog through the development of content relationships with additional record labels, including major labels.

  Increase website traffic through strategic alliances and multiple hyperlinks. We seek to establish strategic alliances with global music and media companies to attract additional users to the musicmaker.com website. We are currently the exclusive provider or a featured retailer of custom CDs for Columbia House, Platinum, Audio Book Club and Trans World. We have recently entered into a strategic marketing alliance with Spinner Networks, an online music broadcaster owned by America Online. We intend to continue to expand the number and depth of our marketing alliances and affiliate programs to drive traffic and increase the number of third party hyperlinks to musicmaker.com.

  Create strong brand awareness. We currently promote our brands through online and traditional media, special event driven promotions and artist-specific offerings. We intend to enhance brand awareness of our website by advertising and co-marketing as well as through strategic relationships whereby other websites designate musicmaker.com as their online music retailer for custom CDs.

  Establish genre-specific user communities. By collecting information about our customers, we are able to target demographic user groups, thereby providing advertisers and sponsors with access to highly defined audiences. This segmentation will enable advertisers and sponsors to customize their messages through banner advertisements, event and program sponsorships and music recording promotions. We intend to provide our advertisers and sponsors with quantitative feedback on the effectiveness of their programs.

  Capitalize on cross-selling opportunities. We intend to generate additional revenue by drawing users to our website and providing hyperlinks to music related merchandise sites offering posters, clothing and books. We intend to generate cross-selling opportunities by establishing hyperlinks between artist and fan club websites, placing posts in music related news groups and securing reviews and event notices in appropriate online directories.

  Leverage technologies for additional formats. We intend to provide additional products to consumers which may include custom music on mini-disc, custom music videos on DVD, audio books on CD and software on CD-ROM. By leveraging our existing technology to a variety of formats, we believe that we will effectively increase the content and marketability of our products.

  Expand international presence. We intend to capitalize on the global nature of music and the Internet by building an international user base. We intend to create local language versions of, and culture specific music content for, musicmaker.com. We also intend to expand our international presence through localized websites in countries with a demand for international music. We believe that our relationship with EMI, an international music company with operations in over 50 countries and access to international recording artists, will assist in developing our international presence.

Music Content

  Our online library of songs is licensed from record labels and made available to customers for custom CDs and digital downloading.

  In June 1999, we entered into a license agreement with EMI, the third largest music company in the world, with major record labels including Blue Note, Capitol Records, Chrysalis, EMI Records and Virgin Records. EMI has artists in every leading music market, representing most genres of music from pop, rock, jazz, classical, urban, dance, Christian and country. It also has a rich catalog of music that is not listed on any current music charts. EMI's current roster of artists includes approximately 1,500 artists.

  Our license agreement with EMI expires in June 2004. During the term of our license agreement, we have exclusive worldwide rights to include in our library the music content that EMI makes available for use in online sales of our custom CDs. EMI may also elect, in its sole discretion, to provide selected music content to musicmaker.com for digital downloads once a secure industry-wide standard has been approved by the Secure Digital Music Initiative.

  EMI has no obligation, however, to make any of its, or its affiliates', music available to musicmaker.com and has not provided any content to date. Any rights granted to us under the agreement may be limited by additional restrictions. These restrictions may include limiting the duration of our rights to a particular song or artist, limiting the geographic scope of our distribution and restricting the combination of artists or songs with other artists or songs, or other restrictions. EMI may also revoke or terminate any rights to music content granted to musicmaker.com. Musicmaker.com is further restricted from allowing any customer to purchase any custom CD with fewer than five songs or containing more than one-half of the songs contained on any EMI alb um.

  Our exclusive rights under the license agreement automatically become non-exclusive, permitting EMI to grant similar rights to other providers of custom CDs upon:

 .  Our failure to meet agreed upon sales targets.

 . The expiration of, and failure to renew on similar terms, our alliance with Columbia House.

 .  The reduction of EMI's stock ownership in musicmaker.com below 25%.

 .  The acquisition by any person of 50% of our voting rights.

 . Mr. Puthukarai's ceasing to act as our President, or to be actively involved in our day-to-day operations.

  Our agreement also does not limit or prevent EMI or any of its affiliates from offering directly to the public custom CDs manufactured by them, independent of musicmaker.com, nor does it obligate EMI to grant us any content for digital downloading.

  We believe that our relationship with EMI has positioned musicmaker.com for additional growth. We believe that our relationship with EMI will be critical to our ability to:

 .  E
nlist additional music content providers.

 .  Enter into future marketing and strategic alliances.

 .  Increase awareness of the musicmarker.com brand.
   To date, we have also entered into content licenses with over 100 independent record labels.

  Our music collection currently contains over 150,000 tracks licensed from independent record labels including:

 .  The All Blacks B.V.                .  Platinum Entertainment, Inc.
    (Roadrunner)                       .  Prestige Records, Ltd.
 .  Alligator Records                  .  Reachout International Records,
 .  Brunswick Record Corp.                Inc. (ROIR)
 .  Cakewalk LLC (32 Records           .  Rounder Records Corp.
    Jazz)                              .  Sacred Groove Records
 .  Del-Fi Records                     .  Storyville Records
 .  Fantasy Records, Inc.              .  Sun Entertainment Corporation
 .  HNH International Limited          .  Surrey House Music

    (Naxos)                            .  Tuff Gong International
 .  Koch International L.P.            .  VelVel Records LLC
 .  Lightyear Entertainment, L.P.      .  Viceroy Entertainment Group
 .  Minnesota Mining and
    Manufacturing Company (3M)
 .  Nimbus Communications
    International Limited

  Our music library contains significant catalogs of blues, jazz, classical, rock (including heavy metal and punk), country, rhythm and blues, pop, gospel and oldies. Set forth below is a sampling of the artists contained in our music library, organized by music genre, for which we have licensed at least ten songs.

                         Sample Artists by Music Genre

Blues       .Marcia Ball              Jazz         .  Louis Armstrong
            .Elvin Bishop                          .  Chet Baker
            .Blues Brothers and Friends            .  Count Basie
            .Roy Buchanan                          .  Dave Brubeck
            .Otis Clay                             .  John Coltrane
            .Albert Collins                        .  Miles Davis
            .Buddy Guy                             .  Bill Evans
            .John Lee Hooker                       .  Stan Getz
            .Lightnin' Hopkins                     .  Dizzy Gillespie
            .Elmore James                          .  Billie Holiday
            .Albert King                           .  Charles Mingus
            .Brownie Mc Ghee                       .  Thelonious Monk
            .Roomful of Blues                      .  Charlie Parker
            .Memphis Slim                          .  Cole Porter
            .Muddy Waters                          .  Art Tatum
            .Junior Wells
            .Johnny Winter

Rock        .Atlanta Rhythm Section   Country      .Bellamy Brothers
            .The Band                              .Johnny Cash
            .Big Star                              .Roy Clark
            .Savoy Brown                           .Patsy Cline
            .Creedence Clearwater Revival          .The Gatlin Brothers
            .The Guess Who                         .Crystal Gayle
            .Kansas                                .Merle Haggard
            .The Kinks                             .Ronnie McDowell
            .Alvin Lee                             .Roger Miller
            .Alan Parsons                          .Juice Newton
            .Paul Rodgers                          .Billy Joe Royal
            .The Troggs                            .Conway Twitty
            .Bill Wyman
            .The Yardbirds with Eric Clapton
            .Frank Zappa

Metal       .  Annihilator            Soul/R & B   .  Barbara Acklin
            .  Biohazard                           .  Booker T. & The MG's
            .  Crimson Glory                       .  Cameo
            .  Deicide                             .  Gene Chandler
            .  King Diamond                        .  The Chi-lites
            .  Life of Agony                       .  George Clinton
            .  Machine Head                        .  Dramatics
            .  Motorhead                           .  The Gap Band
            .  Obituary                            .  Isaac Hayes
            .  Sepultura                           .  Etta James
            .  Type O Negative                     .  The Persuasions
                                                   .  Jackie Wilson

Rock 'n   . Jerry Lee Lewis        Pop              . The Beach Boys
Roll      . Carl Lee Perkins                        . Peter Cetera
          . Ritchie Valens                          . Roger Daltrey
                                                    . Taylor Dayne
                                                    . The Foundations
                                                    . KC & The Sunshine Band
                                                    . The Vogues
                                                    . Dionne Warwick

Reggae    . Black Uhuru            Alternative      . Circle Jerks
          . Dennis Brown
                    . The Fleshtones
          . Culture                                 . In The Nursery
          . Marcia Griffiths                        . The Legendary Pink Dots
          . The Heptones                            . Marine Girls
          . Gregory Isaacs                          . The Moon Seven Times
          . The Paragons                            . Plastic Noise Experience
          . Lee "Scratch" Perry                     . Television
          . Yellowman


Folk      . The Burns Sisters      Bluegrass        . Bela Fleck
          . Ramblin' Jack Elliott                   . The Bluegrass Album Band
          . John Fahey                              . J.D. Crowe & The New
          . David Grisman                             South
          . Peter Keane                             . The Freight Hoppers
          . Leo Kottke
             . John Hartford
          . John McCutcheon                         . The Johnson Mountain Boys
          . Tom Paxton                              . The Nashville Bluegrass
          . Tony Rice                                 Band
          . Dave Van Ronk                           . Doc Watson
          . Cheryl Wheeler

Punk      . The Buzzcocks          Easy Listening   . Ronnie Aldrich
          . The Dickies                             . Arthur Ferrante
          . The Dictators                           . Nick Ingman Orchestra
          . UK Subs                                 . Intimate Broadway
                                                    . Peter Nero
                                                    . The Royal Philharmonic
                                                      Orchestra
                                                    . Pat
 Valentino

Techno    . Chosen Few
          . Fear Factory
          . Front Line Assembly
          . Intermix
          . Technohead


  We believe that we will continue to expand and diversify our existing music catalog through our license agreement with EMI and through development of content relationships with additional record labels.

Downloading of Music on the Internet

  As of January 1999, approximately five million MP3 players had been downloaded by consumers, suggesting that MP3 is rapidly becoming a preferred method of obtaining music files over the Internet. Music files in an MP3 format can be typically downloaded in approximately ten minutes using a 56K modem. MP3 music files may be easily copied and transferred.

  Under our agreement with EMI, EMI may elect to make selected music content available for digital downloading on a non-exclusive basis through musicmaker.com, once a secure industry-wide standard has been adopted by the Secure Digital Music Initiative. Beginning in October 1998, musicmaker.com customers could download selected songs from our music library directly through the Internet. To date over 99% of our revenues have been generated from the sale of custom CDs and less than 1% of our revenues have been generated from sales of downloaded music. We expect revenues from downloaded music sales to increase as digital downloading methods becomes more popular. To date, musicmaker.com has approximately 23,000 songs available for digital downloading in the various formats we currently support.

  Liquid Audio and Secure-MP3, two secure downloading formats that protect the copyrights of the record label and the recording artist are available for digital downloading of music from our website. We license Liquid Audio, a downloading format that prevents the transference of downloaded music to other PCs. In addition, we have developed a new, secure MP3 format called Secure-MP3. Secure-MP3 incorporates a watermarking technology licensed from Aris Technologies. Our system embeds a permanent watermark into each MP3 music file downloaded from our library, allowing the music file to be tracked by us or by industry copyright protection agencies. Our digital downloads also support Microsoft Corporation's new Windows Media Technologies, MS-Audio 4.0 and Windows Rights Manager. During a Secure-MP3, Liquid Audio or MS-Audio 4.0 download, an on-screen display notifies the consumers that they are receiving a copyrighted file and provides the name of the licensing record label. Each of the formats supported by our digital downloads requires downloading a software player to decrypt and play downloaded music files.

Marketing

  Our marketing strategy is designed to build brand awareness, attract repeat users and direct traffic to our website through hyperlinks with strategic partner websites. We use a combination of advertising and promotion, both traditional and online, to accomplish these objectives.

 Marketing Alliances

  To promote our custom CDs and establish musicmaker.com as the premier brand for custom CDs, we rely upon strategic marketing alliances. We believe that as a result of our recent content relationship with EMI, we may have opportunities to pursue strategic marketing programs with EMI, including the introduction of new online music services. We have existing marketing alliances with major music clubs, labels, broadcasters and retailers, including Columbia House, Platinum, Spinner Networks and Trans World. We also have a marketing alliance with Audio Book Club and intend to seek additional alliances with music and non-music retailers. These strategic alliances are intended to drive traffic to our website, increase the number of websites where our custom CDs can be purchased, and co-promote our products through direct mail campaigns. Through marketing alliances, musicmaker.com seeks to be the exclusive custom CD provider featured on a partner's website or in other promotional materials or activities. We believe that our marketing alliances provide us access to a targeted customer base, such as customers who purchase music or music related merchandise online.

  The Columbia House Company Alliance. We are currently the exclusive marketer and featured retailer of custom CDs for Columbia House, a leading record and video club, jointly owned by Sony Music Entertainment, Inc. and Time Warner Inc. We provide our custom CD compilation services to Columbia House's 15 million club members through website and direct mail promotions. Sales from Columbia House accounted for 5% of net sales in 1998. In connection with our marketing alliance with Columbia House, we issued a warrant to purchase 478,226 shares of common stock at $1.98 per share to Columbia House, which expires on September 1, 2001.

The Company recorded an expense of $160,000 for the value of the warrant. We also issued a warrant to purchase 242,077 shares at $1.98 per share to a consultant for services rendered in connection with the signing of the agreement, which expires on April 8, 2003. The Company recorded an expense of $464,415 related to the issuance of this warrant.

  Columbia House displays and promotes musicmaker.com's custom CDs on ColumbiaHouse.com, its club website and TotalE.com, its non-club website that offers music, videos, DVDs, computer software and other related merchandise to the general public. Columbia House also provides a hyperlink directly to a co-branded musicmaker.com and Columbia House website.

  We will also market our custom CDs through a series of print promotion campaigns in conjunction with the Columbia House's direct mail program. Through these direct promotion campaigns, we can market our products to all of Columbia House's members, including those without Internet access. Musicmaker.com can include promotional inserts in at least six Columbia House direct mailings per year. The inserts will promote both the co-branded and musicmaker.com websites and allow club members to purchase custom CDs using a mail-in form.

  Our marketing alliance with Columbia House expires in September 2001. Under this alliance, we may not sell custom CDs through any other music club without prior consent of Columbia House. Additionally, we have exclusive rights to offer our custom CDs to Columbia House's members unless and until one of our competitors offers a significant repertoire of music content unavailable through musicmaker.com. Columbia House and musicmaker.com share the profits net of expenses, including but not limited to, actual expenses incurred under the contract, royalties and reimbursements, from custom CD sales originating from Columbia House members and from users referred from their websites. The allocation of net profits is calculated based upon the terms of the musicmaker.com license agreement covering each of the selected song titles.

  If during the term of the Columbia House alliance, Sony or Warner exclusively allow Columbia House club members to create custom CDs using music from their libraries, Columbia House is required to use musicmaker.com as its custom CD provider. Columbia House may terminate our alliance upon not less than thirty days notice if Mr. Puthukarai ceases to be musicmaker.com's President and Chief Operating Officer and Columbia House deems his replacement incompatible with their interest, or Columbia House determines after the first six musicmaker.com promotional mailings to its members that its financial returns do not justify continuing the relationship. We mailed our first promotional insert to Columbia House members on May 27, 1999.

  Platinum Entertainment, Inc. Alliance. We are the exclusive marketer of custom CDs and digitally downloaded music for Platinum, the largest independent music label in the United States with artists such as Peter Cetera, Roger Daltry, Crystal Gayle and Dionne Warwick. Platinum displays and promotes our custom CDs on their PlatinumCD.com website which has a direct hyperlink to musicmaker.com. Musicmaker.com also has exclusive license rights to Platinum's entire music catalog of approximately 13,000 songs.

  We have a marketing alliance and license agreement with Platinum that expires in September 2003. We currently have exclusive rights to Platinum's music content and to offer custom CDs on Platinum's website. After the first two years of our alliance, however, Platinum may elect to provide its library on a non-exclusive basis to other custom compilation providers. Net profits from the sale of custom CDs under the alliance are allocated based upon the song titles selected, from which website customer orders originate and the exclusivity of the alliance. Under this alliance, we may not use music content licensed from Platinum for sale of custom CDs through an automated kiosk.

  Under our marketing and music content alliance with Platinum we intend to offer approximately 13,000 in MP3 format. We began offering these digital downloads in the second quarter of 1999 and to date have approximately 10,000 Platinum songs available for downloading in MP3 format.

  Audio Book Club, Inc. Alliance. We have an exclusive marketing alliance with Audio Book Club, a provider of direct to consumer marketing of audio books with over 1.5 million audio users and buyers. Under this arrangement, musicmaker.com will be the exclusive provider of custom CDs through the AudioBookClub.com and BooksAloud.com websites and through print promotions in direct mailings to its members.

  Our marketing alliance with Audio Book Club expires in January 2002, with three-year renewals to be negotiated with terms no less favorable than the current arrangement. Under this alliance, musicmaker.com will promote its custom CDs:

 .  On Audio Book Club's websites.

 .  By participating in at least six direct mailings to club members per year.

 .  By sponsoring annual Valentine's Day and Christmas promotions.

Net profits of sales to Audio Book Club members will be allocated based upon the license arrangements covering the songs selected. Audio Book Club may terminate the marketing alliance upon 30 days' notice after the first six months of the relationship.

  Trans World Entertainment Corporation Alliance. We have a non-exclusive marketing alliance with Trans World, one of the largest music retailers in the United States operating approximately 520 specialty retail music and video stores including approximately 320 mall locations under the names Record Town, Saturday Matinee, and F.Y.E., and approximately 200 freestanding stores under the names Coconuts Music and Movies, Planet Music, Strawberries and Waxie Maxie's. Under this alliance, musicmaker.com and Trans World established a co-branded, co-promoted marketing campaign to sell our custom CDs over the Internet through Trans World's TWEC.com website.

  Our marketing alliance with Trans World is for a one-year term, renewable from year to year but terminable by either party upon 60 days notice after the first year. The term began upon activation of the link between musicmaker.com and TWEC.com. This alliance requires musicmaker.com to accept any music content owned or licensed and offered by Trans World for inclusion in custom CDs. Musicmaker.com and Trans World will divide the gross revenues received from orders under the alliance based upon the license arrangement covering the content included on custom CDs.

  Spinner Networks, Inc. Alliance. We have an exclusive marketing alliance with Spinner Networks, Inc., a leading Internet radio broadcaster reaching approximately 1.5 million listeners monthly through its Spinner.com website. Under this alliance, musicmaker.com and Spinner Networks will establish a co-branded website through which we will sell our custom CDs and digital downloads through the Spinner.com website. We will also include monthly promotional sales of our custom CDs and digital downloads through our co-branded "music store" on the Internet.

  Our exclusive marketing alliance with Spinner Networks is for a six month term and shall automatically renew for an additional six month period provided that Spinner Networks receives agreed upon minimum revenues during the initial term. After the first three months of the initial term, Spinner Networks may request that we remove access from the co-branded website to our digital downloads.

  In connection with this alliance, we have agreed to purchase from Spinner Networks not less than $37,500 in media placements, including banner ads and sponsorship opportunities on Spinner.com, promoting our co-branded website. In June 1999, America Online announced that it had acquired Spinner Networks.

 Affiliate Program
  We intend to position our website as part of an interconnected online music network through our affiliate program. This program will allow customers who visit affiliate websites to hyperlink to musicmaker.com through banner ads and other prominent displays. Musicmaker.com will allocate a portion of revenue from sales of custom CDs to the referring affiliate.

 Merchandising and Consumer Programs

  Insider's Club. Our Insider's Club membership program awards members a free song(s) on custom CDs. This club allows us to collect user demographics, foster repeat purchases, and attempt to capture a greater portion of a member's purchases of custom CDs and digitally downloaded music. Consumers joining the Insider's Club submit personal and credit profiles to eliminate time and effort required for the collection of billing and shipping information.

  Special Promotional Sales. We intend to produce and license custom CDs to marketers for use as promotional items. We will have specialized sales personnel who will target large companies for custom-made, promotional CD products.

  Targeted Consumer Marketing. We collect information on website visitors and customers such as point of origin, advertisement banner clicks, destination after leaving the musicmaker.com website, genres searched, previous purchases and geographic location. Additional customer specific marketing data is obtained through the musicmaker.com Insider's Club. This information is used to develop advertising strategies and marketing campaigns and serves as the basis for our one-to-one marketing efforts. We intend to deploy push-marketing programs consisting of targeted e-mails, which may include discount coupons and information regarding new releases and special sales and promotions. We have also developed a Music Advisor program based on "intelligent agent" software licensed from Net Perceptions, Inc. that compares consumers' interests based upon past purchases and other activities and provides personalized recommendations. Musicmaker.com believes that these personalized measures are important in building and maintaining customer loyalty and in positioning musicmaker.com as a preferred source of custom CDs and digitally downloaded music.

 Pricing
  We price our custom CDs to be competitive with pre-recorded CDs sold in retail locations. A five song custom CD is priced at $9.95 with each additional song priced at $1.00, plus an additional charge for shipping and handling. A charge of $4.00 is added to the price of custom CDs personalized with customer-provided photographs. Songs digitally downloaded to a consumer's PC are priced at $1.00 per song.

 Electronic Kiosks
  We intend to offer our custom CDs through stand-alone, touch screen, user-friendly kiosks placed in strategic locations in 1999. We intend to place these kiosks in retail music stores, university bookstores, national movie theater chains, major book chains, convenience stores, computer store chains, video chains, and other places frequented by potential music purchasers. Using musicmaker.com's privately developed kiosk system, a consumer can select up to 20 songs from a library of music stored locally in the kiosk. The custom CD is fabricated on musicmaker.com's recording system housed within the kiosk and delivered automatically to the consumer within approximately five minutes of placing the order. We believe that the presence of these kiosks in strategic locations will further promote musicmaker.com as the premier brand for custom CDs.

  In April 1999, we entered into an agreement with Trans World Entertainment Corporation to test market sales of our custom CDs through kiosks placed in seven Trans World locations in Florida, New Jersey, New York and Virginia. We expect our in-store kiosk test program to begin in August 1999 and to continue for approximately five months.

Technology

  Our technology enables us to rapidly manufacture and ship custom CDs that are equivalent in sound quality to pre-recorded CDs. This process technology consists of a storage and high speed CD fabrication system. That system runs across a high speed fiber local area network managed and is controlled by software we developed.

  We store and maintain our digital library of music files in uncompressed format. The files are stored on mulitple hard drive units which are known as arrays. Each array consists of five 18 gigabyte hard drives that holds approximately 90 gigabytes of digital information, or approximately 2,250 uncompressed songs. Each array can be expanded up to eight 36 gigabyte hard drives. Music data is typically received in digital format on pre-recorded CDs or digital audio tape. Some of the older titles are converted to digital audio tape from analog format prior to being transferred to the arrays for permanent digital storage.

  The array architecture is expandable and additional arrays can be added to accommodate an increase in our online music library. Using this method, our configuration can manage terabytes of musical data (or millions of songs of storage capability). We believe that the array configuration is a cost-effective storage method preferable to alternative systems including CD jukeboxes and optical jukeboxes as it can:
  .  Expand to store additional data as necessary.

  .  Provide rapid search and retrieval functions.

  .  Provide a more reliable search, retrieval and delivery capability.

  Moreover, alternative systems do not expand as easily or effectively and also contain fragile moving parts. Our arrays are complemented by a magnetic tape backup system, and each array can be re-recorded in approximately 60 minutes.

 Database Management

  Our system uses a software program to manage the vast amount of digital music and customer information stored in the arrays. This program enables the system to:

  .  Scan the stored musical data by artist, title, music genre or key word.

  .  Retrieve the music from the arrays.

  .  Deliver the information to the fabrication units that produce the custom
     CDs.

The software runs on our workstation PCs that are linked to several magnetic storage arrays. These PCs run in parallel on our high speed network. As a result, any PC on the system can find musical information contained in any array. The database is maintained on various servers running a UNIX operating system. The workstations and PCs that run our web, storage, and news audio servers are built to our specifications.

 CD Fabrication
  Our CD fabrication units automatically write musical information to a CD as well as print song titles, artist names, graphics, pictures and other personalized information on the CD. Based on an average CD selection of ten songs, the custom CD can be produced in five minutes, or eight times as fast as manual fabrication. Musical information is received by the fabrication unit, sits in a queue and is assigned a consumer order number so that a customer can check on the status of their order online. A single CD fabrication unit is capable of producing up to approximately 1,500 CDs in a 24 hour period. The present capacity of our five fabrication units is approximately 5,000 CDs per 24 hour period. Our production system is scalable and can grow to support production of tens of thousands of CDs per day, or millions of CDs per year. The scalable feature of the fabrication units does not involve any modification to our software.

 Fault Tolerance
  Our storage and production architecture uses redundant servers and a tape storage system for backup, to minimize downtime due to system outages or maintenance needs. The largest single point of failure in our storage system is a single magnetic disk or 36 gigabytes, approximately 1,000 songs, a relatively small portion of our music library. Our architecture provides a back-up system that allows continuous operation through redundant servers in the event of occasional component failure. Even in the event of a complete failure of an array, the system can redeposit the data digitally on the arrays using high speed backup at a rate of approximately 450 songs per hour.

 musicmaker.com Website.
  Musicmaker.com's website is easy to use, graphical in design and allows custom music selection of titles from our music library. The website has a built-in full-text search engine to allow customers to search by artist, title, genre and keyword to find and display appropriate songs or artists. Furthermore, each song has a 30-second Real Audio sample track which customers can listen to prior to making a song selection.

  The website's personalization capabilities offer the option of printing a 40-character message on the CD surface itself, on the tray card and on the spines of the jewel box. Musicmaker.com also provides the capability for the customer to select an occasion-specific graphic such as a birthday cake, rose, or diploma to be printed on the CD surface, or upload a digital picture or graphic to the server for printing in color on the CD surface. Digital uploading of pictures is not part of the automated system.

Quality Assurance and Customer Service

  We believe that high levels of consumer service and support are critical to retaining and expanding our user base. After a CD is manufactured, it is loaded into our testing facilities where the music is sampled by computer to assure quality. The system also monitors the production process real time during fabrication, and performs error checking throughout. Custom CDs are then shipped within 24 hours of order.

  Our representatives respond to inquiries regarding our products and register consumers' credit card information over the phone. We believe that these representatives are a valuable source of consumer feedback which we use to improve our services. Customer service will be assisted by automated e-mails which notify consumers about the status of their orders.

Competition

  The market for providing music on the Internet is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, we expect that competition will continue to intensify.

  Currently, there are more than 100 music retailing websites on the Internet, most of which sell pre-recorded music CDs which can be purchased in most retail music stores. In addition to intense competition from Internet music retailers, we also face competition from traditional retail stores, including chains and megastores, mass merchandisers, consumer electronics stores and music clubs. Our most visible custom compilation competitors include CustomDisc.com, CDuctive, amplified.com. Additionally, the major record labels, often with resources greater than musicmaker.com's, may decide to enter the custom CD business directly and would as a result be potential competitors.

  We also face significant and increasing competition in the growing market to provide digitally downloaded music, specifically for music files in MP3 format. Competition to provide digitally downloaded music can currently be found on the websites of existing online music retailers such as Amazon.com, MP3.com and GoodNoise Corporation (recently renamed EMusic.com). Websites established by recording artists and record labels have also begun to make digital downloads available. Catalogs of songs available in MP3 format are also provided by internet portals such as Lycos. We expect the competition to provide MP3 files to intensify with further entry by additional record labels, artists and portals, including those with greater resources and music content than musicmaker.com. In February 1999, the five major record labels announced that they have joined with IBM to conduct a market trial of a digital distribution system, providing over 1,000 albums to cable subscribers in the San Diego area. In May 1999, Microsoft Corporation and Sony Corporation announced an agreement to make Sony's music content available for downloading of singles from the Internet using Microsoft's multimedia technology. In May 1999, RealNetworks Inc. announced the introduction of its RealJukebox product, for recording and storage of CDs and digital downloads and permitting customized playback. In June 1999, media company Cox Enterprises Inc. announced a joint venture and investment in MP3.com. In June 1999, Sony announced a partnership with Digital On-Demand to provide for digital delivery of its music catalog to in-store kiosks. We expect additional market trials and alliances by technology and music industry participants to continue as the music industry attempts to integrate emerging technology into its existing distribution methods. We also expect existing distribution technologies to continue to evolve and advance. See "Risk Factors--Our industry has encountered and will continue to encounter rapid and significant changes in music distribution methods."

  Our ability to effectively compete in the online music industry will depend upon, among other things:
  . Our ability to expand the list of song titles available from our online music library.
  .  Our success in obtaining content under our license agreement with EMI.
  .  Our continued promotion of the musicmaker.com website and brand.
  . Our maintenance and improvement of the technical systems upon which our operations rely.
  . Our ability to attract and retain experienced management, technical, marketing and sales personnel.
  . Our ability to provide a high quality, easy to use mechanism by which users can customize and purchase music at a reasonable price.

  We believe that our primary competitive advantages in providing custom music entertainment products and services via the Internet are:

  .  Relationship with EMI.                .  Expandable, cost-effective
  .  Brand recognition.                       technology.
  .  Ease of use of our customization      .  High quality custom CDs.
     process.                              .  Availability and high level of
  .  Competitive price of our custom          consumer support.
     CDs.                                  .  Technical expertise and
  .  Large online library of music            experience.
     available for custom CDs and          .  Music industry relationships
     dig
ital downloading.                     and experience of management.

  Given the large growth potential of this marketplace, we believe that competitors will enter the marketplace. We believe, however, that we have a significant first mover advantage. We have established content and marketing alliances with music labels, clubs, retailers and broadcasters. Our management has a strong foundation of technological and music industry expertise. We believe that our relationship with EMI uniquely positions us to become a leader in online custom CD compilations. We believe that we will succeed in building a high level of brand awareness to establish dominance prior to the market entrance of a significant competitor. See "Risk Factors--Intense competition for online music sales and entry by parties with greater resources could harm our financial performance and industry position."

Employees

  We believe that our employees and their knowledge and capabilities are a major asset of musicmaker.com. We have been successful in attracting and
retaining employees skilled in our core business competencies and intend to continue to employ highly skilled personnel.

  As of July 1, 1999, we employed 17 full-time employees and 8 consultants. We believe that our relations with our employees are good. None of our employees are covered by collective bargaining agreements.

  There is significant competition for employees with the managerial, technical, marketing and sales skills required to operate our business. Our success will depend in part upon our ability to attract, retain, train and motivate highly skilled employees. See "Risk Factors--We depend upon hiring and retaining qualified employees."

Intellectual Property and Trade Secrets

  We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions to protect our technology. It is our policy to require that those persons with access to our privately developed technology and information enter into confidential ity agreements with us upon the commencement of their employment, consulting or other contractual relationships.

  We seek to protect our storage and fabrication system under patents and our brand names as trademarks as noted below. Except as noted below, we presently have no other patents, trademarks or patent/trademark applications pending. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate aspects of our production system or to obtain and use information that we regard as privately developed or owned by musicmaker.com. Policing unauthorized use of our intellectual property is difficult, and there can be no assurance that our efforts to protect our intellectual property rights and trade secrets will be adequate or that our competition will not independently develop and patent similar or superior technology. In addition, the laws of some foreign countries may not provide protection of our intellectual property rights or trade secrets to as great an extent as do the laws of the United States.

  We expect that Internet music content providers including musicmaker.com will be increasingly subject to infringement claims as the number of issued Internet related and business model patents and music delivery websites increases and the functionality of music delivery systems based upon new technologies trend toward a similar appearance. Defending against infringement claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into additional royalty or licensing agreements. The additional royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, and could have a material adverse effect upon our business, results of operations, and financial condition.

  Patents. We have been issued two notices of allowance for two patent applications by the U.S. Patent and Trademark Office for a system for and method of producing custom CDs and a system and method for producing customized media on demand, which resulting patents will expire in 2016. The notices of allowance mean that the U.S. Patent and Trademark Office, after examination of our patent applications, has made a determination that we are entitled to these patents for new inventions. We are currently using our privately developed technology in the recording, storage, production and delivery of our custom compilation CD products. We own an additional U.S. patent application currently pending in the U.S. Patent and Trademark Office, that describes variations on the technology and methods described in the allowed patent applications. We may use these latter variations in our business, or license them to other companies at a future time. We also own a pending international counterpart patent application corresponding to the subject matter of these U.S. patent applications. In addition, we have filed three U.S. patent applications relating to kiosk technology and CD jewel cases. We believe that our patent to be issued and other patent applications, if issued, will be valuable assets in the event a competitor or other person seeks to use the technology or systems protected by our patent filings. In an infringement situation, we may be able to recover money damages, enjoin the infringing activity or negotiate a favorable license with an infringer.

  Trademarks. We own a number of trademarks based on our use of those marks in commerce, and have applied to the U.S. Patent and Trademark Office to federally register those marks as well as others based on our intent to use them. We use the marks MUSIC CONNECTIONTM and MUSICMAKERTM, in commerce, and have applied to register each of these trademarks with the U.S. Patent and Trademark Office. We have also filed two additional trademark applications for CD KITTM and MUSICMAGICTM based on our intent to use those marks. See "Risk Factors--We depend upon intellectual property rights and risk having our rights infringed."

Property

  Our Reston, Virginia headquarters occupy approximately 4,500 square feet of general office space. The monthly rent for this space is approximately $8,000. Our current headquarters lease is set to expire in June 2005. In March 1999, we entered into a ten-year lease for 3,712 rentable square feet of general office space located in New York City. The rent for this space is approximately $16,400 per month for the first three years with an approximately 5% escalation in rent after each of the third and sixth anniversaries of the lease's commencement. We believe that our current leasehold facilities are adequate for our intended use for the foreseeable future.

Legal Proceedings

  We are not currently a party to any pending lawsuits, nor do we know of any threatened claims which, in the aggregate, could have a material adverse effect on our business, financial condition or results of operations. Some aspects of our business and potential changes with regard to government regulation of Internet commerce may, however, increase our risk of liability. See "Risk Factors."

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

                                  MANAGEMENT

  The following table sets forth information about our executive officers and directors:

   Name                       Age  Position
   ----                       ---  --------
   Robert P. Bernardi.......  46   Chairman of the Board of Directors and Co-Chief Executive Officer
   Devarajan S. Puthukarai..  55   Director, President, Co-Chief Executive Officer and
                                   Chief Operating Officer
   Irwin H. Steinberg.......  78   Director, Vice Chairman of the Board of Directors
   William Crowley..........  45   Vice President of Marketing and Sales
   Mark A. Fowler...........  38   Chief Financial Officer and Director of Finance and Administration
   Lawrence A. Lieberman....  38   Vice President of Internet Marketing
   Edward J. Mathias........  57   Director
   Jay A. Samit.............  38   Director
   Jonathan A.B. Smith......  36   Director
   John A. Skolas...........  47   Director

--------

Executive Officers and Directors

  Robert P. Bernardi. Mr. Bernardi is musicmaker.com's founder, Chairman of the Board of Directors and Co-Chief Executive Officer. Mr. Bernardi has served as a director since Inception. From 1990 to 1996, Mr. Bernardi was a co-founder, Chairman of the Board of Directors and Chief Executive Officer of TREEV, Inc. (formerly Network Imaging Corporation), a publicly-held software company for which he continues to serve as a director. From 1988 to 1990, Mr. Bernardi was an independent consultant in the document imaging and telecommunications fields. From 1987 to 1988, Mr. Bernardi was a co-founder, President and Chief Executive Officer of TranSwitch Corporation, a publicly-held company that designed high-speed telecommunications chips. From March 1984 to December 1987, Mr. Bernardi was Chairman of the Board of Directors and Chief Executive Officer of Spectrum Digital Corporation, a publicly-held telecommunications equipment manufacturing company. From 1984 to 1987, Mr. Bernardi was a co-founder and director of PictureTel Corporation, a publicly-held manufacturer of full-motion video conferencing systems. Prior to 1984, Mr. Bernardi held various executive management positions with MCI Communications Corporation, Mobil Corporation, Booz, Allen & Hamilton, Inc. and The MITRE Corporation. Mr. Bernardi earned a Bachelor of Science degree in Physics and a Master of Science degree in Business and Economics from the State University of New York at Stonybrook.

  Devarajan S. Puthukarai. Mr. Puthukarai is musicmaker.com's President, Co-Chief Executive Officer and Chief Operating Officer and has served as director since April 1997. From 1991 to April 1997, Mr. Puthukarai was President of Warner Music Media, a division of Warner Music Enterprises, a Time Warner Inc. company engaged in the business of promoting new and upcoming artists. From 1984 to 1990, Mr. Puthukarai was President of RCA Direct Marketing Inc./BMG Direct Marketing Inc., launching one of the country's first CD music clubs and building the world's largest classical music club. Mr. Puthukarai earned his Bachelor of Science and Bachelor of Law degrees from Madras University in India. Mr. Puthukarai earned a Master of Business Administration degree from the Indian Institute of Management, a Harvard/Ford Foundation school in Ahemadabad, India.

  Irwin H. Steinberg. Mr. Steinberg has served as a musicmaker.com director and Vice Chairman of the Board of Directors since January 1997. Mr. Steinberg also serves as a consultant to musicmaker.com. From 1982 to the present, Mr. Steinberg has been President of IHS Corporation, a consulting firm specializing in the music industry. From 1975 to 1982, Mr. Steinberg was Chairman and Chief Executive Officer of PolyGram Records, Inc. Mr. Steinberg was co-founder of Mercury Records Corporation. From 1946 to 1975, Mr. Steinberg was employed with Mercury Records Corporation where he progressed from Chief Financial Officer to Executive Vice President to President, which later position he held from 1968-1975. Mr. Steinberg currently serves as an adjunct Professor at Columbia College of the Arts, in Chicago, where he teaches graduate courses in music business. Mr. Steinberg holds a Bachelors degree from the University of Chicago Business School and a Masters degree from the California State University at Domingo Hills.

  William Crowley. Mr. Crowley has served as musicmaker.com's Vice President of Marketing and Sales since August 1996. From 1995 to 1996, Mr. Crowley was a Vice President at Warner Music Enterprises where he was responsible for advertising, creative services and circulation marketing for its sampling programs and roster of music magazines. From 1993 to 1995, Mr. Crowley was Vice President at PolyGram Group Distribution, Inc. where he was responsible for direct development of both music products and new channels of distribution for PolyGram labels. From 1990 to 1993, Mr. Crowley was the Director of Marketing and Product Development at Time Life Music where he was responsible for new product and business activities for popular and classical music products. From 1981 to 1990, Mr. Crowley was Director of Artists Repertoire and Merchandising at BMG Direct Marketing, Inc. where he was responsible for product selection and development, and merchandising and market research for BMG music clubs. Mr. Crowley earned a Masters degree in Business Administration from New York University and a Bachelors degree in Political Science and Economics from Northwestern University.

  Mark Fowler. Mr. Fowler has served as musicmaker.com's Chief Financial Officer since January 1999 and as its Director of Finance and Administration since April 1998. From 1995 to 1998, Mr. Fowler was the Controller at BioReliance Corporation, a publicly-held international contract research organization. From 1994 to 1995, Mr. Fowler was the Controller at Fusion Lighting, Inc., an international research and development company. From 1991 to 1994, Mr. Fowler was the Controller at Excalibur Technologies Corporation, a publicly-held software development firm. Prior to 1991, Mr. Fowler held several positions, including a consultant position with Booz, Allen & Hamilton, Inc. Mr. Fowler is a certified public accountant in the State of Virginia. He earned a Bachelor of Science degree in Finance from Radford University and is currently enrolled at the Johns Hopkins University pursuing a Masters degree in Business Administration.

  Lawrence A. Lieberman. Mr. Lieberman has served as musicmaker.com's Vice President of Internet Marketing since May 1999. From September 1996 to May 1999, Mr. Lieberman was Vice President of Strategic Planning and New Business Development at Comedy Central, a cable television network owned jointly by Time Warner and Viacom, where he was responsible for business activities ancillary to its regular cable operations and managed all aspects of the comedycentral.com site. Mr. Lieberman was the Executive Producer of the multi-million selling "Chef Aid: The South Park Album," developed the "South Park" home video line with sales in excess of three million units, and initiated South Park's worldwide merchandise program including T-shirts, video games, books and CD-ROMs. From February 1996 to September 1996, Mr. Lieberman was with Time Inc. New Media developing content for their various Internet sites. From August 1992 to February 1996, Mr. Lieberman was Vice President of Marketing and Artist Relations at Warner Music Enterprises, and from April 1989 to August 1992, Mr. Lieberman was Director of Merchandising and Marketing at MTV. Mr. Lieberman currently serves as an associate overseer at the Leonard
N. Stern School of Business at New York University and as a trustee of the Hudson Valley Children's Museum. Mr. Lieberman earned a Masters degree in Business Administration degree from the Leonard N. Stern School of Business at New York University, and a Bachelors degree in Economics from Union College in Schenectady, New York.

  Edward J. Mathias. Mr. Mathias has served as a musicmaker.com director since December 1996. Mr. Mathias is a Managing Director and assisted in founding The Carlyle Group L.P., a Washington, D.C.-based merchant bank. Mr. Mathias is also a special limited partner in Trident Capital, a partnership focusing on business and information service companies. Mr. Mathias currently serves as a director for U.S. Office Products Company, Inc., Condor Technology Solutions, Inc. and U.S.A. Floral Products, Inc., and has served as a director for Sirrom Capital Corporation, each a publicly-held company. In addition, Mr. Mathias sits on a number of advisory committees for private equity partnerships. From 1971 to 1993, Mr. Mathias held various positions with T. Rowe Price Associates, Inc., an investment management organization, most recently as a Managing Director. Mr. Mathias has served on T. Rowe Price's Board of Directors and was a member of its Management Committee for over ten years. Mr. Mathias holds a Masters degree in Business Administration from Harvard Business School and a Bachelors degree from the University of Pennsylvania.

  Jay A. Samit. Mr. Samit has served as a musicmaker.com director since June 1999. Mr. Samit has been the Senior Vice President of Worldwide New Media for EMI Recorded Music since April 1999, responsible for the strategy and implementation of all business development, strategic alliances, marketing partnerships and creative development of internet, online and website activities. From October 1996 to March 1999, Mr. Samit was Vice President of Original Content for Universal Studios New Media Group and also President of animalhouse.com, a Universal joint venture targeted at the online college community. Prior to October 1996, Mr. Samit was the President of Jasmine Multimedia Publishing, a new media publishing company founded by him in 1981. Mr. Samit graduated magna cum laude from the University of California at Los Angeles and received the Presidential Fellowship in 1981.

  Jonathan A. B. Smith. Mr. Smith has served as a musicmaker.com director since June 1999. Since January 1999, Mr. Smith has been the Vice President of Finance and Planning for EMI Recorded Music North America, responsible for overseeing corporate finance functions for EMI Recorded Music in North America. From May 1995 to December 1998, Mr. Smith served as the Head of Business Planning Support for EMI Records (U.K.). Mr. Smith graduated with honors from The University of Hull, in Hull, United Kingdom, with degrees in Economics and Politics and he has been a member of the Chartered Institute of Certified Accountants since 1989.

  John A. Skolas. Mr. Skolas has served as a musicmaker.com director since June 1999. Mr. Skolas recently accepted a position as Chief Financial Officer of Coelacanth Corporation, responsible for oversight of its financial and administrative matters. From February 1998 until June 1999, Mr. Skolas served as Chief Financial Officer and General Counsel of PhytoWorks Inc., responsible for writing significant portions of the company's business plan, negotiating transactions, structuring intellectual property licenses and handling a wide range of financial and administrative matters. From February 1, 1992 until March 31, 1997, Mr. Skolas served as President/Corporate Officer of the Americas of EMI Group, Inc., the finance, treasury, tax and administrative subsidiary of EMI Group plc serving its U.S. subsidiaries. From February 1, 1992 until January 1, 1999, Mr. Skolas also served as President and General Counsel of EMI Group North America Inc., responsible for overseeing licensing of semiconductor patents held by EMI Group. Mr. Skolas holds a Masters degree in Business Administration from Harvard Business School, a Juris Doctor from the University of Wisconsin Law School and a Bachelor of Arts degree from Luther College. He holds a Certified Public Accountant certificate from the Iowa Board of Accountancy and is admitted to practice law in Minnesota and Wisconsin.

Classified Board of Directors, Stockholders' Agreement and Executive Officers

  Upon effectiveness of our registration statement, of which this prospectus is a part, our Board of Directors will be divided into three classes of directors, designated Class A, Class B and Class C directors, serving staggered three year terms. With respect to the present Board (consisting of seven members), the terms of the Class B directors, Mr. Mathias, Mr. Steinberg and Mr. Smith, will expire at the 2001 annual meeting of stockholders and the terms of the Class C directors, Mr. Bernardi, Mr. Puthukarai and Mr. Samit, will expire at the 2002 annual meeting of stockholders. The term of the Class A director, Mr. Skolas, will expire at the 2000 annual meeting of stockholders.

Description of Stockholders' Agreement

  Musicmaker.com entered into a stockholders' agreement with Virgin Holdings, Rho Management Trust I, Messrs. Bernardi, Puthukarai, Steinberg and RHL Ventures, LLC. The parties to the stockholders' agreement are required to vote their shares of common stock to ensure that the number of directors on the Board remains at seven and includes three directors designated by Virgin Holdings, two directors designated by musicmaker.com and two independent directors. Each class of directors must include one Virgin Holdings director. Directors will be elected at annual meetings of stockholders to serve a three year term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy on the Board of Directors for an unexpired term.

  Executive officers are appointed by and serve at the discretion of the Board of Directors.

Committees of the Board of Directors and Compensation

  The Board of Directors has designated an Audit Committee of the Board of Directors, which shall consist of Mr. Skolas and Mr. Mathias after the offering. The Audit Committee is responsible for reviewing, along with our independent public accountants, the scope of our accounting audits, as well as our corporate accounting practices and policies. The Audit Committee shall also review our accounting and financial controls, and be available to our independent public accountants for any necessary consultation.

  The Board of Directors has also designated a Compensation Committee of the Board of Directors, which shall consist of Mr. Bernardi, Mr. Mathias and Mr. Samit after the offering. The Compensation Committee shall review the performance of our management and recommend and approve the compensation of and the issuance of stock options to executive officers and employees under our stock option plan.

  Musicmaker.com directors currently do not receive a fee for their service on the Board of Directors or any committee of the board. Directors are eligible to receive stock options under musicmaker.com's stock option plan. Mr. Samit, a non-employee, non-consultant director, received 75,000 common stock options for his service on the Board. Mr. Mathias, a non-empl oyee, non-consultant director, received 83,250 common stock options for his service on the Board. Mr. Skolas a non-employee, non-consultant director, received 25,000 common stock options for his service on the Board. Mr. Smith, a non-employee, non-consultant director, received 25,000 common stock options for his service on the Board. All of these options were issued with an exercise price equal to the fair market value of the common stock on the date of grant. Directors receive reimbursement to cover their reasonable expenses incurred in attending Board meetings. Under the terms of his consulting agreement, Mr. Steinberg, musicmaker.com's Vice Chairman of the Board, receives compensation of $1,200 per meeting of the Board of Directors or any committee.

Compensation Interlocks and Insider Participation
  The current members of the Compensation Committee are Mr. Bernardi, Mr. Mathias and Mr. Samit. Accordingly, to date, the Compensation Committee, including directors who are or were executive officers o f musicmaker.com, has made all determinations concerning compensation of musicmaker.com's executive officers. During his term on the Compensation Committee, Mr. Bernardi has agreed not to participate in decisions regarding his own compensation. See "-- Committees of the Board of Directors and Compensation" and "--Stock Option Plan."

Executive Compensation
  The following table sets forth all compensation awarded to, earned by, or paid for services rendered to musicmaker.com in all capacities during the fiscal year ended December 31, 1998, by musicmaker.com's chief executive officer and other executive officers whose salary and bonus for fiscal year 1998 exceeded $100,000 (the "Named Executive Officers").
                          Summary Compensation Table

                                                             Long-Term
                                                        Compensation Awards
                                                        -------------------

                           Annual Compensation  Number of Shares
                                    -------------------     Underlying
    Name and Principal Position      Salary     Bonus       Options (#)
    ---------------------------     ------------------- -------------------
Robert P. Bernardi................. $ 175,000       --        302,597
 Chairman of the Board of Directors and Co-
 Chief Executive
 Officer
Devarajan S. Puthukarai............ $ 250,000 $ 100,000       302,597
 President, Co-Chief Executive Officer and
 Chief Operating
 Officer

  The following table sets forth information regarding the grant of options to purchase musicmaker.com's common stock to each of the Named Executive Officers during the fiscal year ended December 31, 1998. Potential realizable value assumes that the common stock appreciates at the indicated annual rate (compounded annually) from the grant date until the expiration o f the option term and is calculated based on the requirements of the Securities and Exchange Commission. Potential realizable value does not represent musicmaker.com's estimate of future stock price growth.

                                                                       Potential Realizable Value
                                                                         at Assumed Annual Rates
                                                                             of Stock Price
                                                                         Appreciation for Option
                                       Individual Grants                          Term
                         --------------------------------------------- ---------------------------
                         Number of  Percentage of
                         Securities Total Options
                         Underlying  Granted to   Exercise
                          Options   Employees in    Price   Expir
ation
          Name            Granted    Fiscal 1998  Per Share    Date         5%            10%
          ----           ---------- ------------- --------- ---------- ------------- -------------
Robert P. Bernardi......  193,662       21.3%       $2.27      2003    $   1,960,000 $   3,960,000
                          108,935       12.0%        2.06      2008        1,125,000     2,250,000
Devarajan S.
 Puthukarai.............  193,662       21.3%        2.27      2003        1,960,000     3,960,000
                          108,935       12.0%        2.06      2008        1,125,000     2,250,000

                             Option Grants in 1998

  The following table sets forth information regarding the number and value of securities underlying options held by each of the Named Executive Officers at the end of fiscal 1998. No options were exercised by any of the Named Executive Officers during 1998.

             Aggregate Option Exercises and Year-End Option Values

                                                  Number of Securities
                                                 Underlying Unexercised
                                              Options at December 31, 1998
                                              --------------------------------
                    Name                       Exercisable      Unexercisable
                    ----                      -------------    ---------------
Robert P. Bernardi...........................          48,417            254,180
Devarajan S. Puthukarai......................          48,417            254,180

Employment Agreements and Consulting Agreements

  Mr. Bernardi and Mr. Puthukarai each have employment agreements with initial terms through December 7, 2002. These agreements require that each commit substantially all of his time and effort to furthering musicmaker.com's interests and restrict competition with musicmaker.com during the term of the agreement and for one year following termination. Under their employment agreements, Mr. Bernardi receives a base salary of $175,000 per annum and Mr. Puthukarai receives a base salary of $250,000 per annum. Each is eligible for payment of bonuses and stock options as determined by the Compensation Committee of the Board of Directors. Mr. Puthukarai is guaranteed a minimum annual bonus of $100,000. Upon termination by musicmaker.com without cause, or termination by Mr. Bernardi or Mr. Puthukarai upon non-compliance by musicmaker.com with a material provision of the employment agreement, their respective employment agreements provide for payment of all accrued salary, benefits and bonus plus a sum equal to the salary, benefits and bonus that would have been received if the initial or any renewal term had been completed, discounted by three percent. Each agreement is automatically renewable on a year-to-year basis following expiration of the initial term, and any renewal term unless written notice of non-renewal is given by either party 90 days before expiration of any term. Should musicmaker.com decide not to renew their respective agreements, Mr. Bernardi and Mr. Puthukarai shall be entitled to a severance payment equal to one year's salary and benefits, as in effect prior to termination. Each agreement restricts the ability of Mr. Bernardi and Mr. Puthukarai to solicit customers or call upon employees of musicmaker.com for one year after the terms of each of their agreements. The agreements further restrict ownership in excess of 5% of any U.S. publicly traded company which is engaged in musicmaker.com's business.

  Under a consulting agreement between musicmaker.com and IHS Corporation, Mr. Steinberg is required to provide consulting services to musicmaker.com for not less than fifteen days in any given month. Mr. Steinberg seeks to obtain, on musicmaker.com's behalf, additional license agreements and content relationships with record labels in an effort to expand musicmaker.com's music library. The Steinberg Consulting Agreement is non-exclusive; however, Mr. Steinberg is restricted from providing consulting services to any of musicmaker.com's competitors. For his services, Mr. Steinberg is paid a minimum monthly payment of $9,000. Mr. Steinberg also receives compensation of $1,200 per day in connection with his attendance at meetings of musicmaker.com's Board of Directors or any committee thereof.

Key Man Insurance

  Musicmaker.com has key man insurance covering Mr. Bernardi in the amount of $1 million and naming musicmaker.com as beneficiary.

Stock Option Plan

  Musicmaker.com has adopted a stock option plan for the purpose of promoting our long-term growth and profitability by:

  . Providing key people with incentives to improve stockholder value and contribute to the growth and financial success of musicmaker.com.

  . Enabling musicmaker.com to attract, retain and reward talented and skilled persons for positions of substantial responsibility.

Musicmaker.com has used stock options as a significant component of compensation for our officers and key employees.

  The stock option plan provides for the award to eligible participants, including employees, officers, directors and consultants, of stock options including non-qualified options and incentive stock options under Section 422 of the Internal Revenue Code. The stock option plan also provides for the award of stock appreciation rights, including free standing, tandem and limited stock appreciation rights. Under the stock option plan
4,200,000 shares of common stock are reserved for issuance, representing 13.9% of the shares of common stock expected to be outstanding immediately subsequent to this offering. As of the date of this prospectus, options to purchase a total of 2,044,882 shares of common stock were outstanding, at exercise prices ranging from $0.17 to $13.00 per share. No options have been exercised and no stock appreciation rights have been granted to date.

  Subsequent to this offering, the stock option plan will be administered by the Compensation Committee of the Board of Directors, which will include at least two "disinterested persons," for purposes of Rule 16b-3 under the Exchange Act, and "outside directors," within the meaning of Section 162(m) of the Internal Revenue Code. The Compensation Committee will select the participants and establish the terms and conditions of each option or other rights granted under the stock option plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which the options become exercisable. See "--Committees of the Board of Directors and Compensation." The exercise price of all "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, granted under the stock option plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any incentive stock option granted under the stock option plan may not exceed ten years. Where the eligible stock option plan participant owns over 10% of the total combined voting power of all classes of stock of musicmaker.com, however, the exercise price must be at least equal to 110% of the fair market value of the option shares on the date of grant and the term cannot exceed five years.

  To the extent required to comply with Rule 16b-3 under the Exchange Act, if applicable, and in any event in the case of an incentive stock option or stock appreciation right granted with respect to an incentive stock option, no award granted under the stock option plan shall be transferable by a grantee otherwise than by will or by the laws of descent and distribution. Other terms and conditions of each award are set forth in the grant agreement governing that award and determined by the Compensation Committee.

Indemnification of Directors and Officers

  Musicmaker.com's Charter and Bylaws provide that it shall indemnify all of its directors and officers to the full extent permitted by the Delaware General Corporation Law. Under these provisions, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines the director or officer acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of musicmaker.com. The Charter, Bylaws, and Delaware law further provide that indemnification is not exclusive of any other rights to which directors and officers may be entitled under our Charter, Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

  Musicmaker.com has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of musicmaker.com, or is or was serving at the request of musicmaker.com as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any expense, liability, or loss incurred by that person in the capacity he served for musicmaker.com or arising out of his status as such, whether or not musicmaker.com would have the power to indemnify that person against similar liability under Delaware law. Musicmaker.com has director and officer insurance coverage. Our directors and officers are insured against liability of up to $2,000,000 for each loss, each policy year, and an additional $3,000,000 in the aggregate each policy year.

                             CERTAIN TRANSACTIONS

  In July 1996, we sold 1,286,038 shares of common stock to Mr. Bernardi, our founder, Chairman of the Board of Directors and Co-Chief Executive Officer, for nominal cash consideration in connection with musicmaker.com's formation.

  In July 1996, we acquired CD Kit, S.A. in exchange for 1,512,984 shares of common stock, payable to the stockholders of CD Kit, S.A. In exchange we received 8,000 shares of CD Kit, SA, all of its outstanding capital stock. In connection with the acquisition of CD Kit, S.A., Bruno Costa-Marini and Jean Francois Dockes, each a former stockholder of CD Kit, S.A., became the beneficial owners of 665,714 and 438,766 shares of our common stock, in that order.

  Between December 1996 and May 1997, musicmaker.com sold 12% convertible notes to accredited investors for $650,000. The notes were convertible into our common stock at $2.89 per share. Of these investors, Mr. Bernardi and Mr. Mathias, one of our directors, participated in the offering, purchasing notes and paying aggregate consideration of $50,000 and $150,000, in that order. These purchases were on the same terms as those applying to non-affiliated investors participating in the convertible notes offering.

  In connection with a private placement of securities, in June and July 1997 we converted the principal and all accrued interest under the terms of the outstanding convertible notes at a price of $1.65 per share, rather than $2.89 a share as stated in the original offering. In connection with the conversion of the notes and the private placement of our common stock, Mr. Bernardi received 32,189 shares of our common stock and Mr. Mathias received 96,569 shares of our common stock. The conversion of the notes belonging to Mr. Bernardi and Mr. Mathias was conducted on the same terms as that provided to non-affiliated investors participating in the conversion. In addition to the common stock received upon the conversion above, Mr. Bernardi purchased an additional 15,130 shares of common stock in the June 1997 private placement at $1.65 per share.

  In October 1997, we issued 453,896 common stock warrants to Mr. Puthukarai, musicmaker.com's President, Co-Chief Executive Officer and Chief Operating Officer, as part of his compensation and in exchange for services previously rendered to musicmaker.com. The warrants have an exercise price of $1.65 per share and expire on October 15, 2007.

  In December 1997, musicmaker.com issued and sold 875,384 shares of our Series A outstanding preferred stock, par value $.01, to Rho Management Trust I, a venture capital firm. Mr. Bernardi and Mr. Puthukarai also purchased 121,038 and 30,259 shares of our Series A outstanding preferred stock, in that order. The shares were purchased at a price of $1.65 per share. Additionally, 1,667,398, 230,550 and 57,637 Series B outstanding preferred warrants were issued to Rho, Mr. Bernardi and Mr. Puthukarai, in that order. The Series B outstanding preferred warrants expire on December 8, 2002 and are exercisable for Series B outstanding preferred stock, par value $.01 per share, at an exercise price of $1.98 per share. We also issued 438,280, 60,600 and 15,150 Series C outstanding preferred warrants to Rho, Mr. Bernardi and Mr. Puthukarai, in that order. The Series C outstanding preferred warrants expire on December 8, 2001 and are exercisable for Series C outstanding preferred stock, par value $.01 per share, at an exercise price of $2.48 per share. Musicmaker.com received $1,696,450 in aggregate consideration from the investors above in connection with this round of venture financing. In March and June, 1998, holders of the Series B outstanding preferred warrants exercised 849,640 warrants which were converted to Series B outstanding preferred stock at $1.98 per share. Of the 849,640 warrants exercised, Mr. Bernardi received 96,061 shares and Mr. Puthukarai received 24,015 shares of Series B outstanding preferred stock. The shares above were issued in exchange for the relinquishment of $133,334 of Mr. Bernardi's accrued salary and $33,333 of Mr. Puthukarai's accrued bonus. Rho received an additional 712,753 shares of Series B outstanding preferred stock, in connection with the exercise of the warrants.

  In January 1998, 169,454 common stock warrants, with an exercise price of $1.65 per share, were issued to Mr. Steinberg, musicmaker.com's Vice Chairman of the Board of Directors, for consulting services related to obtaining license agreements with record labels on behalf of musicmaker.com. These warrants expire January 15,

2008. In August 1998, musicmaker.com issued 60,516 common stock warrants to four members of Mr. Steinberg's family as record holders. The warrants were granted as compensation for consulting services rendered to musicmaker.com by Mr. Steinberg and he is the beneficial owner of these warrants. The warrants are convertible by the holders into common stock at an exercise price of $1.98 per share and expire on August 15, 2008.

  In September 1998, we issued 605,194 shares of our common stock to Platinum at a value of $1,650,000. In exchange for shares of our common stock and in accordance with the terms of a stock exchange agreement, dated September 30, 1998, and each of a licensing agreement and a marketing agreement of even date therewith, we entered into a strategic marketing and content alliance under which we market and sell our custom CDs on Platinum's website and have a license to use their song library. We also received 111,457 shares of Platinum's common stock, having an aggregate value of $750,000. In November 1998, an additional 193,662 shares of our common stock were issued to Platinum in connection with, and as payment under, the stock exchange agreement noted above. See "Business--Marketing."

  In December 1998, we loaned $81,519 to Mr. Puthukarai all of which was outstanding at December 31, 1998, and all of which is currently outstanding. The loan is to be repaid without interest and upon demand under a note held by musicmaker.com. The funds were loaned for payment of federal and state income taxes.

  To date, accrued salary not yet paid by musicmaker.com is owed to Mr. Bernardi in an amount of approximately $165,417.

  On June 8, 1999, we executed a license agreement with EMI. Under this agreement, we will make royalty payments in connection with sales of our custom CDs including music content provided by EMI. In exchange for our rights under the license agreement, we issued 15,170,860 shares of our common stock to Virgin Holdings. Virgin Holdings shall receive approximately $40,000,000 from the sale of 3,072,197 shares of its stock in this offering. Jay A. Samit and Jonathan A.B. Smith, newly appointed directors to the musicmaker.com Board of Directors, serve as executive officers of EMI Recorded Music.

  On July 1, 1999, musicmaker.com issued a demand promissory note to Rho Management Trust I for financing in the principal amount of $1,000,000 in the form of a subordinated note bearing interest at 12% and maturing on January 1, 2000. We are required to repay the loan from the proceeds of this offering. The committment letter states that if muscimaker.com has not consummated this offering by September 30, 1999, the interest payable on the note increases to 14%.

  We believe that the above-described transactions are as fair to musicmaker.com as could have been obtained with unaffiliated parties. We intend that all future transactions with officers, directors or principal stockholders of musicmaker.com will be approved or ratified by a majority of the Board of Directors, including a majority of the disinterested, independent directors. Moreover, we intend that future transactions with affiliates will be on terms no less favorable to musicmaker.com than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding shares of our common stock beneficially owned as of July 1, 1999, and as adjusted to reflect the offering, by:

  . Each person or group known to musicmaker.com, that beneficially owns more than five percent of our outstanding common stock.

  .  Musicmaker.com's directors and Named Executive Officers.

  .  All of musicmaker.com's executive officers and directors as a group.

  Beneficial ownership is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Shares of common stock subject to options and warrants that are currently exercisable or are exercisable within 60 days of July 1, 1999, are deemed outstanding with respect to the person holding those options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. Except as otherwise indicated in the table, the address of the stockholders listed below is that of musicmaker.com's principal executive office. Directors not included in the table below do not hold musicmaker.com securities. See "Risk Factors--Current management owns a large percentage of musicmaker.com's voting securities." Shares beneficially owned prior to the offering are as adjusted to reflect and include the automatic conversion upon the completion of the offering of:

  .  All outstanding preferred stock into common stock.

  .  All outstanding convertible notes into common stock.

  .  All outstanding preferred warrants into common stock warrants.

                                                          Shares Beneficially
                          Shares Beneficially Owned         Owned After the
    Name and Address        Prior to the Offering               Offering
    ----------------      ----------------------------------------------------------
                              Number           Percent      Number        Percent
                          ---------------    -------------------------    ----------
Virgin Holdings, Inc....       15,170,860          60.8%    12,098,663       40.0%
 338 North Foothill Road
 Beverly Hills, CA 90210
Rho Management Trust I..        2,814,321(1)       10.8%     2,814,321        8.9%
 767 Fifth Avenue
 New York, NY 10053
Robert P. Bernardi......        2,144,107(2)        8.4%     2,144,107        7.0%
Devarajan S.
 Puthukarai.............        1,045,419(3)        4.1%     1,045,419        3.4%
Irwin H. Steinberg......          351,008(4)        1.4%       351,008(4)     1.2%
Jay A. Samit............           18,750(5)          *         18,750(5)       *
Jonathan A.B. Smith.....            6,250(6)          *          6,250(6)       *
John A. Skolas..........            6,250(7)          *          6,250(7)       *
Edward J. Mathias.......          162,978(8)          *        162,978(8)       *
All executive officers
 and directors as a
 group (10 persons).....        3,939,264(9)       14.9%     3,939,264(9)    12.4%

--------
*  Less than 1%.

(1) Includes, upon the completion of this offering:

  . 875,384 shares of Series A and 712,753 shares of Series B outstanding preferred stock to be automatically converted into the same number of shares of common stock, upon completion of the offering.

  . 787,904 Series B and 438,280 Series C outstanding preferred warrants to be automatically converted into the same number of common stock warrants, upon completion of the offering.

   Rho Management Partners L.P., a Delaware limited partnership may be deemed the beneficial owner of shares registered in the name of Rho Management Trust I, under an investment advisory relationship by which Rho Management Partners L.P. exercises sole voting and investment control over its shares and warrants.

(2) Includes:

  . 121,038 shares of Series A and 96,061 shares of Series B outstanding preferred stock to be automatically converted into the same number of shares of common stock, upon the completion of this offering.

  . 272,817 Series B and 60,600 Series C outstanding preferred warrants to be automatically converted into the same number of common stock warrants, upon the completion of this offering.

   . 151,298 vested options for common stock with exercise prices ranging from $2.06 to $2.27 per share.

(3) Includes:

  .  453,896 common stock warrants with an exercise price of $1.65 per share.

  . 30,259 shares of Series A and 24,015 shares of Series B outstanding preferred stock to be automatically converted into the same number of shares of common stock, upon the completion of this offering.

  . 68,204 Series B and 15,150 Series C outstanding preferred warrants to be automatically converted into the same number of common stock warrants, upon the completion of this offering.

  . 151,298 vested options for common stock with exercise prices ranging from $2.06 to $2.27 per share.

(4) Includes 229,970 common stock warrants with exercise prices ranging from $1.65 to $1.98 per share.

(5) Includes 18,750 vested options for common stock.

(6) Includes 6,250 vested options for common stock.

(7) Includes 6,250 vested options for common stock.

(8) Includes 6,250 vested options for common stock.

(9) Includes:

  . 151,297 shares of Series A and 120,076 shares of Series B outstanding preferred stock, to be automatically converted into the same number of shares of common stock, upon completion of this offering.

  . 341,021 Series B and 75,750 Series C outstanding preferred warrants to be automatically converted into the same number of common stock warrants, upon completion of this offering.

  . 683,866 outstanding common stock warrants and 423,560 vested options for common stock.

Selling Stockholder

  Virgin Holdings, Inc., an affiliate of EMI Recorded Music, is the selling stockholder in this offering. Prior to this offering, Virgin Holdings beneficially owned 15,170,860 shares of our common stock, a majority interest in musicmaker.com. Virgin Holdings is selling 3,072,197 shares of its common stock in this offering. The shares offered to the public by Virgin Holdings were issued to them in connection with entering into our license agreement with Virgin Holdings in June 1999. Musicmaker.com is registering Virgin Holdings' 3,072,197 shares of common stock under the terms of a registration rights agreement among musicmaker.com, Virgin Holdings, Rho Management Trust I, Columbia House, Messrs. Bernardi, Puthukarai, Steinberg and RHL Ventures, LLC. See "Description of Securities--Registration Rights." As required under the terms of a stockholders' agreement among musicmaker.com, Virgin Holdings, Rho Management Trust I, Messrs. Bernardi, Puthukarai, Steinberg and RHL Ventures, LLC, the parties to the agreement are required to vote their shares to ensure that our Board of Directors remains at seven members, including three directors designated by Virgin Holdings. Messrs. Samit, Smith and Skolas are the Virgin Holdings directors currently serving on our Board of Directors and have received options for common stock in connection with their service as directors. See "Management--Description of Stockholders' Agreement" and "-- Committees of the Board of Directors and Compensation."

                           DESCRIPTION OF SECURITIES

General

  In our Charter, musicmaker.com is authorized to issue up to 100,000,000 shares of common stock, par value $.01 and 5,959,509 shares of preferred stock, par value $.01 per share. Prior to this offering, 22,067,733 shares of common stock were issued and outstanding and an additional 8,425,833 were reserved for issuance under the terms of outstanding options, warrants and conversion features of other securities issued. As of July 1, 1999, there were approximately 100 holders of our common stock.

  The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Charter, Bylaws and applicable law. These documents have been filed as exhibits to the registration statement, of which this prospectus forms a part.

Stock Split and Reverse Stock Split

  On June 14, 1999, musicmaker.com effected a 2.33-for-one stock split reclassifying our authorized and outstanding common stock. On April 8, 1999, musicmaker.com effected a one-for-3.85 reverse stock split reclassifying our authorized and outstanding common stock. Both the stock split and the reverse stock split similarly affected the holders of our outstanding options and warrants for common stock, and the conversion features of the holders of our outstanding preferred stock, outstanding preferred warrants, and convertible notes.

Common Stock

  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to share in any and all dividends that our Board of Directors, in its discretion, declares from funds legally available for that purpose. In the event of any liquidation or dissolution of musicmaker.com, the holders of common stock are entitled to participate in and share pro rata in the assets available for distribution to stockholders. Any distribution would be subsequent to payment of our liabilities and may be subject to any preferential rights of any preferred stock or other senior security then outstanding. The holders of common stock have no cumulative voting, preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares of common stock in this offering upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock or senior securities which musicmaker.com may designate in the future.

Preferred Stock

  Under musicmaker.com's Charter, our Board of Directors may, without further action by stockholders, from time to time, issue one or more series of preferred stock. Blank check preferred stock may be issued with the rights, preferences, privileges and limitations as the Board of Directors determines and as permitted by Delaware Law, including:

  . The number of shares constituting the series and the distinctive designation of the series of preferred stock.

  . The dividend rate on the preferred stock, the dates of payment and whether the dividends shall be cumulative.

  . The extent of voting rights, if any, to be granted to holders of any series of preferred stock.

  . Other rights, privileges and preferences, including conversion into common stock, redemption by the holder or musicmaker.com and priority upon liquidation, dissolution or winding up of musicmaker.com.

Registration Rights

  Virgin Holdings, Rho Management Trust I, Columbia House, Messrs. Bernardi, Puthukarai, Steinberg, and RHL Ventures LLC entered into an agreement with musicmaker.com governing their registration rights which replaces and supersedes any registration rights previously granted to those entities and individuals. Virgin Holdings can require musicmaker.com to effect an initial public offering and can include in that offering securities up to an amount that results in Virgin Holdings receiving up to $40 million in proceeds. Under that agreement, musicmaker.com also granted demand registration rights to Virgin Holdings, Rho Management Trust I and Columbia House, allowing them to request registration of all or any of their securities at any time nine months after an initial public offering, if at least 750,000 shares are requested to be registered. Each one of these entities may participate in a registration demanded by any one of the others. Messrs. Bernardi, Puthukarai, Steinberg, and RHL Ventures LLC may participate in registrations initiated by Virgin Holdings, Rho Management Trust I or Columbia House. Virgin Holdings can request up to four demand registrations, Rho Management Trust I three, and Columbia House two. We are not required to effect a demand registration within 180 days after another demand registration becomes effective. Except in this offering, if the underwriters determine that the number of securities requested to be included in a demand registration exceeds the number that can be sold, then Virgin Holdings, Rho Management Trust I and Columbia House's securities will be included in the offering pro rata based upon their percentage ownership of securities included in the offering. If all Virgin Holdings, Rho Management Trust I and Columbia House's securities are included in a registration, then Messrs. Bernardi, Puthukarai, Steinberg and RHL Ventures LLC's securities can be included pro rata based on their percentage ownership of securities included in the offering.

  In addition, each of the holders indicated above, the noteholders, Christopher T. Linen, Ryan Lee & Company and Boston Financial & Equity Corporation, an equipment lessor, have "piggyback" registration rights. If musicmaker.com proposes to register any of its common stock under the Securities Act, other than in this offering, in connection with the registration of securities issuable under an employee benefit plan or a registered exchange offer, then holders of "piggyback" rights may require that musicmaker.com include all or a portion of their common stock in that registration. In connection with an underwritten offering, the managing underwriter shall have the ability to limit the number of securities held by persons with "piggyback" registration rights to be included in the registration. All expenses incurred in connection with the registration rights above, excluding underwriting discounts or commissions, will be borne by musicmaker.com.

Delaware General Corporation Law and provisions in our Charter

  Our Charter provides that musicmaker.com shall indemnify its currently acting and former directors and officers against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law. Our Charter similarly requires musicmaker.com to advance expenses to our officers and directors entitled to indemnification to the maximum extent permitted by Delaware law. Advancement of expenses to directors and officers is conditioned upon receipt of an undertaking by the director or officer to repay the amount of any advancement if it shall ultimately be determined that the person is not entitled to be indemnified by musicmaker.com. The terms and conditions of advancement are to be determined by musicmaker.com's Board of Directors.

  Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors and officers, musicmaker.com has been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

  Our Charter provides that our directors shall not be personally liable to musicmaker.com or our stockholders for monetary damages to fullest extent permitted by Delaware law. Section 102(b)(7) of the Delaware General Corporation Law currently permits elimination of a director's personal liability to a corporation and its stockholders except for liability:

  . For any breach of the director's duty of loyalty to the corporation or its stockholders.

  . For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law.

  . Under Section 174 of the Delaware General Corporation Law for unlawful dividends, distributions or unlawful stock repurchases or redemptions.

  . For any transaction from which the director derives an improper personal benefit.

  Under our Charter and Delaware law, our directors will be protected from monetary damages for other negligent acts on their part. Stockholders and musicmaker.com seeking redress against directors may bring an action for equitable remedies such as an injunction or rescission based upon a director's breach of fiduciary duties, even where monetary remedies are unavailable. Any amendment to Delaware law that increases or decreases the protection from monetary damages afforded directors in Delaware shall be automatically incorporated into our Charter.

Charter provisions that could delay or prevent a change in control

  Upon effectiveness of our registration statement, of which this prospectus is a part, our Board of Directors will be divided into three separate classes, with only one class, or roughly one-third of the Board of Directors, standing for election in any given year. This "staggered" structure of the Board of Directors may have the effect of delaying the ability of stockholders to change the composition of the Board of Directors and possibly delaying or preventing a corresponding change in control of musicmaker.com.

  Musicmaker.com's Charter also contains a provision which enables the Board of Directors to issue preferred stock without the approval of stockholders. The Board of Directors may fix the rights, preferences, privileges and limitations of these securities at its discretion. The provision grants to the Board of Directors the right to issue what is often called "blank check" preferred stock. The provision may be used to permit the Board of Directors to institute a rights plan, or "poison pill" by which the Board of Directors issues preferred stock or grants rights to acquire preferred stock, often with voting rights, to the holders of common stock, excluding a hostile acquiror. The effect of these preferred stock grants may be to deter possible takeovers or acquisitions, making those transactions prohibitively expensive for potential acquirers. Issuance of preferred stock could discourage potential bids for musicmaker.com, deny stockholders a potential premium on their shares and may make a change in control of musicmaker.com more difficult. See "Risk Factors--Anti-takeover provisions in our Charter and Bylaws could deter or delay possible takeovers."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, we will have outstanding 30,272,517 shares of common stock. Of these shares, the 8,400,000 shares of common stock sold in this offering will be freely tradable in the public market without restrictions under the Securities Act, except that any shares purchased by affiliates of musicmaker.com, as defined in Rule 144 under the Securities Act, may only be sold in compliance with the applicable provisions of Rule 144 discussed below.

  In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an affiliate of musicmaker.com, is entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of:

  . one percent of the then outstanding shares of common stock of musicmaker.com, or

  . the average weekly trading volume of common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

  Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about musicmaker.com. Generally, a person who is not an affiliate of musicmaker.com and who has satisfied a two-year holding period will be able to sell without any volume limitations. As of July 1, 1999, the one-year holding period had expired with respect to 4,790,460 shares of common stock. As of July 1, 1999, the two-year holding period had expired with respect to 4,183,228 shares of common stock.

  Shares of outstanding preferred stock, including all outstanding preferred warrants, shall be automatically converted into shares of common stock and common stock warrants upon completion of this offering. As a result of this automatic conversion, 1,908,729 shares of restricted common stock shall be issued to the former holders of the outstanding preferred stock and 1,697,929 warrants for common stock shall be issued in exchange for the outstanding preferred warrants. Outstanding convertible notes shall automatically convert into 968,252 shares of common stock upon completion of this offering.

  Stockholders holding approximately 24.6 million shares, or approximately 99% percent of our outstanding common stock and outstanding options and warrants for common stock, are expected to agree not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of musicmaker.com they currently hold without prior written consent of the representatives for a period of 180 days following the date of the final prospectus.

  Upon completion of this offering, we will sell to Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc., for nominal consideration, warrants entitling them to purchase additional shares of our common stock in an amount equal to up to 10% of the total number of shares of common stock offered to the public, less 96,831 shares, at an initial exercise price equal to 110% of the initial public offering price. The warrants will be exercisable for a period of four years commencing one year after the effective date of the registration statement of which this prospectus is a part. Subject to the limitations of Rule 144, the holders of the warrants may sell shares of common stock acquired by exercise of the warrant one year from the date of exercise thereof without registration. See "Underwriting."

  Prior to this offering, there has been no market for our common stock. No predictions can be made as to the effect, if any, that sales of shares of common stock under Rule 144 will have on the market price of our common stock. Sales in the public market of restricted common stock under Rule 144 could adversely affect the market price of our common stock or the ability of musicmaker.com to raise funds through a public offering of its equity securities. See "Risk Factors--Shares eligible for future sale by our current stockholders may adversely affect our stock price."

                                 UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom Ferris, Baker Watts, Incorporated, Fahnestock & Co. Inc. and C.E. Unterberg, Towbin are acting as the representatives, have severally agreed to purchase from us and the selling stockholder, and we and the selling stockholder have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite each underwriter named below:

                                                                       Number
         Underwriters                                                 of Shares
         ------------                                                 ---------
   Ferris, Baker Watts, Incorporated................................. 4,284,000
   Fahnestock & Co. Inc.............................................. 2,856,000
   C.E. Unterberg, Towbin............................................ 1,260,000
                                                                      ---------
     Total........................................................... 8,400,000
                                                                      =========

  The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of some legal matters by their counsel. The nature of the underwriters' obligation is that they are committed to purchase and pay for all shares of common stock if any are purchased.

  The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $.58 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $.10 per share to selected brokers and dealers. After this offering, the price to the public, concession, allowance and re-allowance may be changed by the representatives. The representatives have informed us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus, to purchase additional shares of our common stock in an amount equal to up to 15% of the total number of shares of common stock offered to the public at the initial public offering price solely to cover over-allotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to some conditions, to purchase the additional shares of common stock in approximately the same proportions as set forth in the above table.

  The offering of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any order for the purchase of common stock.

  We have agreed to issue warrants to Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. to purchase additional shares of our common stock in an amount equal to up to 10% of the total number of shares of common stock offered to the public, including any over-allotments, less 96,831 shares, at an exercise price per share equal to 110% of the initial public offering price per share. The warrants are exercisable for a period of four years, commencing one year from the effective date of the registration statement of which this prospectus is a part. The warrants will not be sold, offered for sale, transferred, assigned or hypothecated for a period of one year from the effective date of the registration statement other than to officers, employees or partners of the holders of the warrants and members of the selling group and their officers and partners. The holders of the warrants will have no voting, dividend or other stockholders' rights until the warrants are exercised. We have granted Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. demand and piggyback registration rights related to the warrants, which are applicable during the period that the warrants are exercisable. We also have agreed to pay Ferris, Baker Watts, Incorporated and Fahnestock & Co. Inc. a nonaccountable expense allowance of 1% of the gross proceeds of this offering.

  We have agreed to enter into a financial advisory agreement with GunnAllen Financial, Inc. whereby we will pay GunnAllen an advisor fee of $125,000 upon the completion of the offering. In addition, we issued a warrant to GunnAllen for 96,831 shares of common stock, with an exercise price of $2.06 per share, as partial compensation for their assistance with musicmaker.com's private placement of $2,000,000 of 8% convertible notes. GunnAllen has agreed not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of the warrant or the shares of common stock underlying the warrant for a period of one year after the date of this prospectus. GunnAllen will be credited an amount equal to the selling concession paid to broker-dealers for the sale of 350,000 shares of our common stock.

  We have agreed not to issue, and all of our officers and directors, and holders of approximately 99% of our common stock have agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of directly or indirectly any shares of our capital stock or other equity securities of musicmaker.com for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated. In addition, those officers, directors and each security holder of musicmaker.com to whom we granted registration rights in connection with the issuance of shares of our common stock or other equity securities of musicmaker.com have agreed not to make any demand for, exercise any right, or file (or participate in the filing of) a registration statement with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated.

  The underwriters have reserved for sale, at the initial public offering price, 250,000 shares of common stock for some of our directors, officers, employees, friends and family who have expressed an interest in purchasing shares of common stock in this offering. These persons are expected to purchase, in the aggregate, not more than 5% of the common stock offered in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters on the same basis as other shares offered in this offering.

  We and the selling stockholder have agreed to indemnify the underwriters against some liabilities including civil liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect thereof.

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among musicmaker.com and the representatives. Among the factors considered in determining the public offering price were:

  .  The preliminary demand for our common stock.

  .  The history of and the prospects for musicmaker.com.

  .  The condition of the industry and markets in which we compete.

  .  An assessment of our management.

  .  Our past earnings and the trend and future prospects of our earnings.

  .  The present state of our business operations and development.

  . The general conditions of the securities market at the time of the offering; and the market prices of publicly traded common stocks of comparable companies in related industries in recent periods.

  There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

  The initial public offering price set forth on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. The price is subject to change as a result of market conditions and other factors. We cannot assure you that our common stock can be resold at or above the initial public offering price.

  In order to facilitate this offering, some of the persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering in accordance with Regulation M under the Securities Exchange Act of 1934. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions and use of penalty bids may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any stabilization or other transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if continued, may be discontinued at any time.

                         TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the common stock is American Securities Transfer & Trust, Inc.

                                 LEGAL MATTERS

  The legality of the securities in this offering has been passed upon for musicmaker.com by its counsel, Venable, Baetjer and Howard, LLP of McLean, Virginia. Agreed upon legal matters will be passed upon for the underwriters by its counsel Katten Muchin & Zavis, Washington, D.C. Agreed upon matters in connection with United States patents and trademarks and international patents will be passed upon for musicmaker.com by Darby & Darby, P.C. of New York, New York.

                                    EXPERTS

  The consolidated financial statements of musicmaker.com, Inc. (formerly The Music Connection Corporation) at December 31, 1998 and 1997, and for the years ended December 31, 1998 and 1997 and for the period from April 23, 1996 (inception) through December 31, 1996, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  Matters dealing with patents and trademarks set forth in "Risk Factors--We depend upon intellectual property rights and risk having our rights infringed" and "Business--Intellectual Property and Trade Secrets" have been included in this prospectus in reliance upon the written opinion of Darby & Darby, P.C. of New York, New York, as experts in such matters. See "Legal Matters."

                            ADDITIONAL INFORMATION

  Musicmaker.com has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as some information is omitted in accordance with the rules and regulations of the SEC. For further information with respect to musicmaker.com and this offering, reference is made to the registration statement, including the exhibits filed therewith, copies of which may be obtained at prescribed rates from the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza Building, 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The SEC maintains a website on the Internet that will contain all future reports, proxy and information statements and other information that musicmaker.com is required to file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

  This prospectus includes statistical data regarding Internet usage and the advertising industry which were obtained from industry publications, including reports generated by Jupiter Communications, Forrester Research Inc. and the Record Industry Association of America. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of that information. While we believe those industry publications to be reliable, we have not independently verified the data included in the reports. We also have not sought, in all instances, the consent of these organizations to refer to their reports in this prospectus.

  MUSICMAKER(TM), MUSIC CONNECTION(TM), MUSICMAGIC(TM) and CD KIT(TM) are trademarks of musicmaker.com, Inc. Musicmaker.com, Inc. has applied for federal trademark registration for each of the marks above. All other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                              musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2

Consolidated Balance Sheets................................................. F-3

Consolidated Statements of Operations....................................... F-4

Consolidated Statements of Stockholders' Deficit............................ F-5

Consolidated Statements of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements.................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
musicmaker.com, Inc.
(formerly The Music Connection Corporation)

  We have audited the accompanying consolidated balance sheets of musicmaker.com, Inc. (formerly The Music Connection Corporation) as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from April 23, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of musicmaker.com, Inc. (formerly The Music Connection Corporation) at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the period from April 23, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

Vienna, Virginia
February 5, 1999, except Note 12,
as to which the date is June 14, 1999
                              musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                          CONSOLIDATED BALANCE SHEETS

                                                              March 31, 1999
                                                    -------------------------------------
                               December 31,                                    Pro Forma
                          ------------------------                Pro Forma   As Adjusted
                             1997         1998        Actual      (Note 10)    (Note 11)
                          -----------  -----------  -----------  -----------  -----------
                                                    (Unaudited)  (Unaudited)  (Unaudited)
         ASSETS
Current assets:
  Cash and cash
   equivalents..........  $ 1,401,982  $   972,954  $1,685,234   $ 1,685,234  $ 1,685,234
  Accounts receivable...       12,750       17,510      29,332        29,332       29,332
  Related party account
   receivable (Note 8)..          --        81,519      81,519        81,519       81,519
  Prepaid expenses and
   other current
   assets...............       17,503       25,395      56,213        56,213       56,213
                          -----------  -----------  ----------   -----------  -----------
    Total current
     assets.............    1,432,235    1,097,378   1,852,298     1,852,298    1,852,298
Property and equipment,
 net (Note 2)...........      297,140      360,709     407,670       407,670      407,670
Investments (Note 1)....          --       750,000     750,000       750,000      750,000
Intangibles, net (Note
 3).....................          --       967,395   1,037,501    87,663,111   87,435,610
Other assets............          --        58,481     396,846       396,846      396,846
                          -----------  -----------  ----------   -----------  -----------
    Total assets........  $ 1,729,375  $ 3,233,963  $4,444,315   $91,069,925  $90,842,424
                          ===========  ===========  ==========   ===========  ===========
    LIABILITIES AND
 STOCKHOLDERS' (DEFICIT)
         EQUITY
Current liabilities:
  Accounts payable......  $   328,450  $   455,095  $  795,123   $   795,123  $   795,123
  Accrued expenses......       91,369      261,974     119,092       119,092      119,092
  Accrued compensation
   payable to related
   parties (Note 8).....      761,221      625,219     630,215       630,215      630,215
  Current portion of
   long-term obligation
   (Note 4).............          --        42,857      42,857        42,857       42,857
  Other current
   liabilities..........          --           --       39,453        39,453       39,453
                          -----------  -----------  ----------   -----------  -----------
    Total current
     liabilities........    1,181,040    1,385,145   1,626,740     1,626,740    1,626,740
Long-term obligation
 (Note 4)...............          --       214,286     214,286       214,286      214,286
Convertible notes
 payable (Note 4).......          --       512,500   2,000,000     2,000,000          --
Commitments (Note 7)
Mandatory redeemable
 convertible preferred
 stock,
 $0.01 par value,
 5,959,509 shares
 authorized (Note 5):
  Series A convertible
   preferred stock,
   1,059,089 shares
   designated, issued
   and outstanding......    1,493,568    1,026,682   1,067,788     1,067,788          --
  Series B convertible
   preferred stock,
   2,017,317 shares
   designated, 849,640
   shares issued and
   outstanding..........          --     1,750,100   1,750,100     1,750,100          --
  Series C convertible
   preferred stock,
   530,256 shares
   designated; no shares
   issued and
   outstanding..........          --           --          --            --           --
  Series A convertible
   preferred stock
   subscribed...........      (50,000)         --          --            --           --
Stockholders' (deficit)
 equity (Note 5):
  Common stock, $0.01
   par value,
   100,000,000 shares
   authorized;
   4,790,460, 6,309,493,
   6,896,873 shares
   issued and
   outstanding,
   respectively
   (22,067,733 pro forma
   shares and 24,944,714
   pro forma as adjusted
   shares)..............       47,905       63,095      68,969       220,678      249,448
  Additional paid-in
   capital..............    1,261,084    4,739,658   6,019,768    92,493,669   97,964,999
  Warrants..............      259,522      779,059     779,059       779,059      779,059
  Accumulated deficit...   (2,463,744)  (7,236,562) (9,082,395)   (9,082,395)  (9,992,108)
                          -----------  -----------  ----------   -----------  -----------
    Total stockholders'
     (deficit) equity...     (895,233)  (1,654,750) (2,214,599)   84,411,011   89,001,398
                          -----------  -----------  ----------   -----------  -----------
    Total liabilities
     and stockholders'
     (deficit) equity...  $ 1,729,375  $ 3,233,963  $4,444,315   $91,069,925  $90,842,424
                          ===========  ===========  ==========   ===========  ===========

                            See accompanying notes.

                              musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                           Pro Forma
                                                                                                          As Adjusted
                                                                                             Pro Forma       Three
                          Period from                                                       As Adjusted     months
                         April 23, 1996                             Three months ended       Year ended      ended
                         (inception) to Year ended December 31,          March 31,          December 31,   March 31,
                          December 31,  ------------------------  ------------------------      1998         1999
                              1996         1997         1998         1998         1999       (Note 11)     (Note 11)
                         -------------- -----------  -----------  -----------  -----------  ------------  -----------
                                                                  (unaudited)  (unaudited)  (unaudited)   (unaudited)
Net sales...............   $   8,355    $    13,432  $    74,028  $    22,416  $    20,160  $     74,028  $    20,160
Cost of sales...........      (2,590)      (450,455)    (677,700)    (232,800)    (463,283)     (677,700)    (463,283)
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
Gross profit............       5,765       (437,023)    (603,672)    (210,384)    (443,123)     (603,672)    (443,123)
Operating expenses:
  Sales and marketing...         --           7,780      929,661      397,729      259,852       929,661      259,852
  Operating and
   development..........      64,029        244,541      804,811      203,644      253,256    18,129,933    4,584,536
  General and
   administrative.......     306,381      1,360,856    2,334,438      433,731      824,629     2,620,708    1,052,130
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
                             370,410      1,613,177    4,068,910    1,035,104    1,337,737    21,680,302    5,896,518
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
Loss from operations....    (364,645)    (2,050,200)  (4,672,582)  (1,245,488)  (1,780,860) (22,283,974)   (6,339,641)
Other income (expense):
  Interest income.......         --             --        17,815        5,250       16,539        17,815       16,539
  Interest expense......      (2,667)       (33,957)         --           --       (40,406)          --       (40,406)
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
                              (2,667)       (33,957)      17,815        5,250      (23,867)       17,815      (23,867)
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
Net loss................    (367,312)    (2,084,157)  (4,654,767)  (1,240,238)  (1,804,727)  (22,266,159)  (6,363,508)
Accretion for Series A
 preferred stock
 warrants...............         --          (3,090)    (118,051)     (12,274)     (41,106)     (723,318)    (723,318)
                           ---------    -----------  -----------  -----------  -----------  ------------  -----------
Net loss available to
 common stockholders....   $(367,312)   $(2,087,247) $(4,772,818) $(1,252,512) $(1,845,833) $(22,989,477) $(7,086,826)
                           =========    ===========  ===========  ===========  ===========  ============  ===========
Basic and diluted net
 loss per common share
 (Note 9)...............   $   (0.19)   $     (0.52) $     (0.94) $     (0.26) $     (0.27) $      (1.05) $     (0.34)
                           =========    ===========  ===========  ===========  ===========  ============  ===========
Weighted average shares
 outstanding............   1,934,078      4,040,985    5,094,518    4,790,460    6,805,561    21,842,134   20,884,288
                           =========    ===========  ===========  ===========  ===========  ============  ===========


                            See accompanying notes.

                              musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                            Common Stock    Additional
                          -----------------  Paid-In             Accumulated
                           Shares   Amount   Capital   Warrants    Deficit       Total
                          --------- ------- ---------- --------  -----------  -----------
 Issuance of common
 stock..................  3,092,540 $30,925 $      --  $    --   $    (9,185) $    21,740
 Net loss...............        --      --         --       --      (367,312)    (367,312)
                          --------- ------- ---------- --------  -----------  -----------
Balance at December 31,
 1996...................  3,092,540  30,925        --       --      (376,497)    (345,572)
 Issuance of common
 stock..................  1,221,865  12,219    428,721      --           --       440,940
 Issuance of common
   stock and warrants
   for services to non-
   employees............     60,518     605    149,895      --           --       150,500
 Conversion of notes
 payable................    415,537   4,156    682,468      --           --       686,624
 Issuance of warrants
   with preferred
   stock................        --      --         --   259,522          --       259,522
 Accretion for Series A
   preferred stock
   warrants.............        --      --         --       --        (3,090)      (3,090)
 Net loss...............        --      --         --       --    (2,084,157)  (2,084,157)
                          --------- ------- ---------- --------  -----------  -----------
Balance at December 31,
 1997...................  4,790,460  47,905  1,261,084  259,522   (2,463,744)    (895,233)
 Issuance of common
 stock..................  1,519,033  15,190  2,979,112      --           --     2,994,302
 Issuance of warrants
   and options to non-
   employees............        --      --     499,462      --           --       499,462
 Exercise of Series B
   preferred stock
   warrants.............        --      --         --   (65,400)         --       (65,400)
 Modification of
   warrants issued with
   preferred stock......        --      --         --   584,937          --       584,937
 Accretion for Series A
   preferred stock
   warrants.............        --      --         --       --      (118,051)    (118,051)
 Net loss...............        --      --         --       --    (4,654,767)  (4,654,767)
                          --------- ------- ---------- --------  -----------  -----------
Balance at December 31,
 1998...................  6,309,493  63,095  4,739,658  779,059   (7,236,562)  (1,654,750)
Issuance of common stock
 (unaudited)............    587,380   5,874  1,110,489      --           --     1,116,363
Issuance of warrants and
 options (unaudited)....        --      --     169,621      --           --       169,621
Accretion for Series A
 preferred stock
 warrants (unaudited)...        --      --         --       --       (41,106)     (41,106)
Net loss (unaudited)....        --      --         --       --    (1,804,727)  (1,804,727)
                          --------- ------- ---------- --------  -----------  -----------
Balance at March 31,
 1999 (unaudited).......  6,896,873 $68,969 $6,019,768 $779,059  $(9,082,395) $(2,214,599)
                          ========= ======= ========== ========  ===========  ===========


                            See accompanying notes.

                              musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          Period from
                         April 23, 1996                             Three months ended
                         (inception) to Year ended December 31,          March 31,
                          December 31,  ------------------------  ------------------------
                              1996         1997         1998         1998         1999
                         -------------- -----------  -----------  -----------  -----------
                                                                  (unaudited)  (unaudited)
Operating activities
 Net loss..............    $(367,312)   $(2,084,157) $(4,654,767) $(1,240,238) $(1,804,727)
 Adjustments to
   reconcile net loss
   to net cash provided
   by (used in)
   operating
   activities:
  Depreciation and
   amortization........        7,700         29,887      203,122       23,779      157,769
  Conversion of accrued
   interest to common
   stock...............          --          36,624          --           --           --
  Services received in
   exchange for stock
   and warrants........          --         150,500      499,462      156,317      169,621
  Changes in operating
   assets and
   liabilities:
    Accounts
     receivable........      (38,387)        25,637       (4,760)         --       (11,822)
    Related party
     account
     receivable........          --             --       (81,519)         --           --
    Prepaid expenses
     and other current
     assets............       (8,994)        (8,509)      (7,892)     (23,961)     (30,818)
    Other assets.......          --             --       (58,481)     (50,000)    (338,365)
    Accounts payable...      166,018        162,432      126,645      (10,002)     340,028
    Accrued expenses...       46,025         45,344      170,605       13,495     (142,882)
    Accrued
     compensation
     payable to related
     parties...........      217,587        543,634       30,665     (193,807)       4,996
    Other current
     liabilites........          --             --           --           --        39,453
    Long-term
     obligation........        2,667         (2,667)     257,143          --           --
                           ---------    -----------  -----------  -----------  -----------
      Net cash provided
       by (used in)
       operating
       activities......       25,304     (1,101,275)  (3,519,777)  (1,324,417)  (1,616,747)
Investing activities
 Purchases of property
 and equipment.........      (34,972)      (299,755)    (217,961)    (137,381)    (100,961)
                           ---------    -----------  -----------  -----------  -----------
      Net cash used in
       investing
       activities......      (34,972)      (299,755)    (217,961)    (137,381)    (100,961)
Financing activities
 Proceeds from issuance
 of convertible notes
 payable...............      400,000        250,000      512,500          --     1,487,500
 Payment of fees on
 convertible notes
 payable...............          --             --      (116,125)         --      (173,875)
 Issuance of
 convertible preferred
 stock.................          --       1,700,000    1,568,033      534,700          --
 Issuance of common
 stock.................       21,740        440,940    1,344,302          --     1,116,363
                           ---------    -----------  -----------  -----------  -----------
      Net cash provided
       by financing
       activities......      421,740      2,390,940    3,308,710      534,700    2,429,988
                           ---------    -----------  -----------  -----------  -----------
 Net increase
 (decrease) in cash and
 cash equivalents......      412,072        989,910     (429,028)    (927,098)     712,280
 Cash and cash
 equivalents at
 beginning of period...          --         412,072    1,401,982    1,401,982      972,954
                           ---------    -----------  -----------  -----------  -----------
 Cash and cash
 equivalents at end of
 period................    $ 412,072    $ 1,401,982  $   972,954  $   474,884  $ 1,685,234
                           =========    ===========  ===========  ===========  ===========
Non-cash investing and
 financing activities
 Issuance of common
 stock.................    $  18,230    $       --   $       --   $       --   $       --
                           =========    ===========  ===========  ===========  ===========
 Conversion of notes
 payable to common
 stock (Note 4)........    $     --     $   686,624  $       --   $       --   $       --
                           =========    ===========  ===========  ===========  ===========
 Common stock issued
 for licensing
 agreement (Note 5)....    $     --     $       --   $ 1,650,000  $       --   $       --
                           =========    ===========  ===========  ===========  ===========
 Conversion of accrued
 compensation to
 preferred stock (Note
 5)....................    $     --     $       --   $   166,667  $       --   $       --
                           =========    ===========  ===========  ===========  ===========
 Issuance and
 modification of
 warrants (Note 5).....    $     --     $   259,522  $   584,937  $       --   $       --
                           =========    ===========  ===========  ===========  ===========

                            See accompanying notes.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998

1. Summary of Significant Accounting Policies

 The Company

  Musicmaker.com, Inc. (formerly The Music Connection Corporation) (the "Company") was incorporated in Delaware on April 23, 1996. The Company is an e-commerce provider of customized music CD compilations on the Internet. The Company's website, "www.musicmaker.com," as well as mail-order promotions, allow customers to order custom compiled music CDs. Customers can also digitally download songs from the Company's online library directly to their personal computers.

  Since inception, management has been primarily involved in recruiting personnel, developing the technological infrastructure necessary to create custom CDs on the Internet, building an operating infrastructure and establishing relationships with record labels and vendors. The Company continues to rely on outside sources of capital to develop and exploit its products and markets.

  In February 1999, the Company filed a registration statement with the Securities and Exchange Commission relating to the initial public offering (the "IPO") of the Company's common stock. If the offering is not consummated, the Company will have to obtain financing from current investors or other private and public investors, significantly reduce its development activities, or generate additional revenues from sales of custom CDs.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CD Kit, as of December 31, 1996 and 1997. As of December 31, 1998, CD Kit was inactive with no remaining assets or liabilities. All significant inter-company transactions and balances have been eliminated in consolidation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Net sales are recognized at the time merchandise is shipped to customers for custom CDs and upon execution of orders for digitally downloaded songs.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

 Investments

  In connection with exclusive music license, stock exchange and marketing agreements signed with Platinum Entertainment, Inc. ("Platinum") on September 30, 1998, the Company received 111,457 shares of unregistered common stock of Platinum (see Note 5). The Company's investment in these equity securities was recorded at the fair market value on the date of the transaction and is accounted for using the cost method.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Cost of Sales

  In accordance with Statement of Financial Accounting Standards No. 50, "Financial Reporting in the Record and Music Industry," royalty advances and minimum guarantees to music labels are recorded as an asset if the past performance and current popularity of the music to which the advance relates provide a sound basis for estimating the probable future recoupment of such advances. Advances are then expensed as subsequent royalties are earned. Any portion of advances that subsequently appear not to be fully recoverable from future royalties are charged to expense during the period in which the loss becomes evident.

  The Company has included in costs of sales royalty advances that were paid upon signing of certain initial royalty agreements with independent music labels, due to management's expectations of minimal revenues expected during the one year period following the signing of the contracts. These charges resulted in increases to costs of sales of approximately $447,500 and $614,000 for the years ended December 31, 1997 and 1998, respectively. The Company is required to make additional advances upon the anniversaries of the signing of these initial contracts. The Company will capitalize these future advances and then amortize the expense to match the revenues assuming realizability of such advances can be established.

 Operating and Development Costs

  Operating and development costs relating to the Company's proprietary custom CD compilation software technology are expensed as incurred. The Company incurred research and development costs of approximately $64,000, $120,000, and $550,000 in the period from April 23, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. Operating and development costs also include recoupable but not returnable advances and network and website costs.

 Advertising Costs

  The Company expenses all advertising costs as incurred. The Company incurred $0, $7,800 and $328,959 in advertising costs for the period from April 23, 1996 (inception) to December 31, 1996, and the years ended December 31, 1997 and 1998, respectively.

 Fair Value of Financial Instruments

  The Company considers the recorded costs of its financial assets and liabilities, which consist primarily of cash, accounts receivable, investments, accounts payable and related party payables, to approximate the fair value of the respective assets and liabilities.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Financial Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net Loss Per Share

  The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," ("SFAS 128") which established new standards for computing and presenting net income per share information. Basic net loss per share was determined by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted net loss per share excludes common equivalent shares,
                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

unexercised stock options and warrants as the computation would be anti-dilutive. A reconciliation of the net loss available for common shareholders and the number of shares used in computing basic and diluted net loss per share is in Note 9.

  Basic and diluted loss per share is also computed pursuant to SEC Staff Accounting Bulletin No. 98 ("SAB 98"). SAB 98 requires that all equity instruments issued at nominal prices, prior to the effective date of an initial public offering, be included in the calculation of basic and diluted loss per share as if they were outstanding for all periods presented. To date, the Company has not had any nominal issuances or grants at nominal prices.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to account for stock-based compensation either under the new provisions of SFAS 123 or under the provisions of Accounting Principles Bulletin No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation in accordance with the provisions of APB 25 (see Note 5).

 Reclassifications

  Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform with the presentation of the 1998 financial statements.

 Recent Pronouncements

  In 1998, the Company adopted FASB Statement No. 130, "Reporting
Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. The adoption of SFAS 130 did not have any effect on the Company's financial statements as the Company does not have any elements of comprehensive income.

  In 1998, the Company adopted FASB Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for disclosures about products, geographies and major customers. The Company's implementation of this standard does not have any effect on its financial statements.

  The Accounting Standards Executive Committee (AcSEC) recently issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 is effective for fiscal years beginning after December 15, 1998 and requires the costs of start-up activities, including organization costs, to be expensed as incurred. The Company has elected early adoption of SOP 98-5. However, the early adoption of the new rules does not have a material effect on the Company's financial position or results from operations.

 Interim Financial Statements

  The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

2. Property and Equipment

  Property and equipment are stated at historical cost and are depreciated using the straight-line method over the shorter of the asset's estimated useful life or the lease term. The Company is depreciating computer equipment and software over three years and office furniture and leasehold improvements over seven years. Depreciation and amortization expense was $7,700, $29,887 and $154,392 for the period from April 23, 1996 (inception) through December 31, 1996, and the years ended December 31, 1997 and 1998, respectively.

  Property and equipment consist of the following:

                                                               December 31,
                                                            -------------------
                                                              1997      1998
                                                            --------  ---------
   Computer equipment and software......................... $328,166  $ 506,120
   Leasehold improvements..................................      --      36,823
   Furniture and equipment.................................    6,561      9,745
                                                            --------  ---------
                                                             334,727    552,688
   Less accumulated depreciation and amortization..........  (37,587)  (191,979)
                                                            --------  ---------
                                                            $297,140  $ 360,709
                                                            ========  =========

3. Intangibles

  In connection with the exclusive music license, stock exchange and marketing agreements signed with Platinum, the Company recorded an intangible asset for licensing fees of $900,000 (see Note 5). The asset is the difference in fair market values of musicmaker.com's 798,856 shares of common stock issued to Platinum (valued at $1,650,000 or $2.06/share) and Platinum's 111,457 shares of common stock issued to the Company (valued at $750,000 or $6.73/share). The Company is amortizing the intangible on a straight-line basis over the five year period of the license agreement. The carrying value of the intangible asset will be reviewed if the facts and circumstances suggest impairment. If such a review indicates that the carrying value will not be recoverable as determined based on undiscounted cash flows over the remaining amortization period, the Company will reduce the carrying value by the estimated shortfall of cash flows.

  In connection with the private placement of convertible notes payable, the Company recorded loan fees of $116,125 (see Note 4). The Company is amortizing this intangible through December 31, 2000, the maturity date of the convertible notes payable.

  Intangible assets consist of the following:

                                                               December 31,
                                                            -------------------
                                                              1997      1998
                                                            -------- ----------
   Licensing fees.......................................... $   --   $  900,000
   Loan fees...............................................     --      116,125
                                                            -------  ----------
                                                                --    1,016,125
   Less accumulated amortization...........................     --      (48,730)
                                                            -------  ----------
                                                            $   --   $  967,395
                                                            =======  ==========

4. Convertible Notes Payable and Long-term Obligations

  In December 1996, the Company received $400,000 and issued 12% convertible notes to certain investors (including the founding stockholders and a director of the Company). The Company had the right, at its option, between the date of issuance and June 15, 1997, to convert all of the principal and accrued interest owed to note holders into shares of the Company's common stock. In 1997, the Company issued two additional convertible notes totaling $250,000 with the same terms. In June 1997, the Company converted the principal amount of $650,000 of convertible notes payable plus the accrued interest of $36,624 into 415,537 shares of common stock.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  In October 1998, the Company initiated an offering for 8% convertible secured subordinate promissory notes which are convertible at any time at the election of the holder and are mandatorily convertible upon the closing of an initial public offering with gross proceeds of $5,000,000 or more or upon certain mergers and consolidations of the Company subject to certain requirements. The conversion price is $2.06 per share of common stock, subject to certain adjustments. The convertible notes payable are secured by a lien on the assets of the Company pursuant to a security agreement and the principal and accrued interest are due on December 31, 2000. As of December 31, 1998, the Company had convertible notes payable of $512,500 and had recorded loan fees of $116,125 (see Note 3).

  On July 1, 1998, the Company entered into a mutual coexistence agreement with Music Maker Relief Foundation, Inc. ("Music Maker Relief Foundation"), an unaffiliated not-for-profit corporation that owns the trademark MUSICMAKER and the Internet domain name MUSICMAKER.ORG. In consideration of avoiding any possible conflict regarding names, marks, goods and services, the Company agreed to pay $300,000 to Music Maker Relief Foundation. The Company paid $42,857 upon signing of the agreement and has a remaining obligation of $257,143 ($42,857 on April 15th of each of the years 1999 through and including 2004). The Company expensed $300,000 upon signing of the agreement.

5. Common Stock and Convertible Preferred Stock

 Common Stock and Warrants

  On July 3, 1996, the two founders of the Company purchased a total of 1,512,986 shares of common stock for $2,500. In July 1996, 1,512,984 shares of common stock were issued to the former stockholders of CD Kit, S.A., giving them a 50% interest in the then issued and outstanding common stock of the Company. Two outside investors purchased 6,051 and 60,519 shares of common stock in October and December of 1996, respectively.

  In 1997, 1,221,865 shares of common stock were issued to both outside investors and the founding stockholders at prices ranging from $0.017 per share to $1.65 per share. The Company also issued 60,518 shares of common stock for services to consultants valued at $50,500. Additionally, the Company issued 60,519 warrants to purchase common stock at an exercise price of $1.65 per share to a consultant for services related to signing royalty agreements with record labels and valued at $100,000. The Company recorded $150,500 of expense related to the issuance of these shares of common stock and warrants to consultants for services. The Company also issued 453,896 warrants to purchase common stock at an exercise price of $1.65 per share to a stockholder and officer of the Company for services related to signing royalty agreements with record labels. All of these warrants expire on October 15, 2007.

  In 1998, the Company issued a total of 720,177 shares of common stock at $2.06 per share to seven investors for a total of $1,487,500. The Company paid a finders fee of $143,198 related to this private placement and is obligated to issue 108,960 warrants in 1999 related to the completion of the private placement (see Note 12). The Company also issued warrants to purchase 121,038 shares of common stock at an exercise price of $2.06 per share to one of the investors and recorded an expense of $88,000 for the value of the warrants.

  On June 12, 1998, the Company signed an agreement with Columbia House with a three year term beginning September 1, 1998, under which the Company will offer custom CDs for sale to Columbia House's customers through Columbia House's websites and promotional inserts in Columbia House's mailings. The Company will design and supply promotional material to Columbia House, manufacture the custom CDs and process all orders (shipping, billing and collecting) and will pay a share of the net profits derived from the sale of CDs to Columbia House's customers to Columbia House. In connection with this agreement, the Company
                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

issued 302,597 warrants to purchase common stock, subsequently increased to 478,226 warrants to purchase common stock, at an exercise price of $1.98 per share to Columbia House and recorded an expense of $160,000 for the value of the warrants. The value of the increased number of warrants was deemed immaterial. These warrants expire on September 1, 2001.

  In January 1998, a stockholder and officer of the Company returned 169,454 stock options to the Company in exchange for warrants to purchase 169,454 shares of common stock with an exercise price of $1.65 per share and valued at $148,400. These warrants expire on January 15, 2008. This individual is also the beneficial owner of warrants for 60,516 shares of common stock granted to members of his family as compensation for his consulting services in August 1998 with an exercise price of $1.98 per share valued at $64,000. The Company recorded an expense of $212,400 related to the issuance of these warrants. These warrants expire on August 15, 2008.

  In connection with the exclusive music license, stock exchange and marketing agreements signed with Platinum, the Company issued 798,856 shares of common stock to Platinum (valued at $1,650,000) and Platinum issued 111,457 shares of its unregistered common stock to the Company (having an aggregate value of $750,000). The Company recorded the difference in the fair market values of the two stocks as licensing fees (see Note 3).

 Convertible Preferred Stock and Warrants

  On December 8, 1997, the Company sold 907,792 shares of the Company's Series A preferred stock at $1.65 per share. Additionally, 151,297 shares of the Company's Series A preferred stock were purchased by two existing stockholders at $1.65 per share. The Company did not receive payment for 30,259 shares of the Series A preferred stock until 1998 and has therefore shown a reduction to the preferred stock on the accompanying December 31, 1997 balance sheet. In connection with the issuance of the Series A preferred stock, the Company issued 2,017,314 warrants to purchase Series B preferred stock at a price of $1.98 per share, and 530,256 warrants to purchase Series C preferred stock at a price of $2.48 per share. The warrants to purchase Series B preferred stock were initially exercisable, in whole or in part, at any time commencing on the date of grant through the first anniversary thereof. The warrants to purchase Series C preferred stock are exercisable, in whole or in part, at any time commencing on the date of grant through the fourth anniversary thereof. Upon issuance of the warrants, the Company allocated $259,522 to stockholders' deficit based upon their relative fair values. In June 1998 the Company extended the term of the Series B preferred stock warrants from one year to five years. Upon this modification, the Company allocated the difference between the fair value of the modified warrants, $766,755, and the fair value of the original warrants, $181,818, to stockholders' deficit.

  Each holder of preferred stock is entitled to vote on all matters as if their shares of preferred stock were converted to voting common stock. All outstanding shares of preferred stock have an automatic conversion feature upon the consummation of a firm commitment underwritten public offering of at least $15 million with a valuation of the Company greater than $50 million immediately prior to the initial public offering, or upon an affirmative vote of the holders of at least 50.1% of the outstanding shares of preferred stock to complete such a conversion. The conversion ratio is initially on a one-for-one basis for all series of preferred stock; however, the conversion price of each series shall be subject to adjustment for certain diluting issues as described in the Company's Restated Certificate of Incorporation.

  The preferred stock is redeemable at the election of at least 50.1% of the preferred stock holders in two equal installments, if notice is provided to the Company on or before October 8, 2002. The redemption price would be $1.65 per share, $1.98 per share and $2.48 per share plus a further amount per share equal to any
                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

declared and unpaid dividends for Series A, Series B and Series C preferred stock, respectively. The first installment would be on or about December 8, 2002, and the second installment would be on or about December 8, 2003, subject to the Company having funds legally available. If sufficient funds are not legally available for redeeming the preferred stock at either of the installment dates, the Company will have to apply the available funds to redeem the preferred stock on a ratable basis and then redeem the remaining shares as soon as practicable after the Company has the funds legally available.

  In the event of either a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to holders of the common stock, $1.65 per share plus declared and unpaid dividends on Series A preferred stock, $1.98 per share plus declared and unpaid dividends on Series B preferred stock and $2.48 per share plus declared and unpaid dividends on Series C preferred stock.

  On March 16, 1998, an investor exercised 208,425 warrants to purchase Series B preferred stock at a price of $1.98 per share for $413,272 in cash. Two officers of the Company were required to exercise 36,022 warrants to purchase Series B preferred stock at the same price.

  On June 30, 1998, two investors exercised 521,139 warrants to purchase Series B preferred stock at a price of $1.98 per share for $1,033,333 in cash. Two officers of the Company were required to exercise 84,054 warrants to purchase Series B preferred stock at the same price. The exercise of the 84,054 warrants was offset by a reduction to accrued liabilities for consulting services.

 Stock Option Plan

  The 1996 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by the stockholders in 1996. The purpose of the Plan is to promote the long-term growth and profitability of the Company by providing key people with incentives to contribute to the growth and financial success of the Company. The aggregate number of shares of common stock for which options may be granted under the Plan shall not exceed 1,815,585 shares (see
Note 12). Additional information with respect to stock option activity is summarized as follows:

                                                Year ended December 31,
                                          ------------------------------------
                                                1997              1998
                                          ---------------- -------------------
                                                  Weighted            Weighted
                                                  Average             Average
                                                  Exercise            Exercise
                                          Shares   Price    Shares     Price
                                          ------- -------- ---------  --------
   Outstanding at beginning of year......  45,387  $0.17     501,639   $1.52
   Options granted....................... 456,252  $1.65     907,789   $2.11
   Options exercised.....................     --   $ --          --    $ --
   Options canceled or expired...........     --   $ --     (169,453)  $1.65
                                          -------  -----   ---------   -----
   Outstanding at end of year............ 501,639  $1.52   1,239,975   $1.93
                                          =======  =====   =========   =====
   Exercisable at end of year............  45,387  $0.17     294,304   $1.63
                                          =======  =====   =========   =====

  The options outstanding at December 31, 1998 range in price from $0.17 per share to $2.27 per share and have a weighted average remaining contractual life of 7.6 years.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The Company applies APB 25 in accounting for its stock option plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of grant. The effect of applying SFAS 123's fair value method to the Company's stock-based awards results in net losses of $369,271, $2,091,960 and $4,990,504 in 1996, 1997 and 1998, respectively, with a net loss per share of $0.19, $0.52 and $0.98, respectively. The weighted average fair value of the options granted in 1997, used as a basis for the above pro forma disclosures, was estimated as $1.69 as of the date of grant using a minimum value method option pricing model. The weighted average fair value of the options granted during 1998 was estimated as $1.95 as of the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 25%, risk-free interest rate of 6.5% and expected lives of 5 or 10 years. The effect of applying SFAS 123 on 1997 and 1998 pro forma net loss as stated above is not necessarily representative of the effects on reported net income for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

 Warrants

  The following table summarizes all common and preferred stock warrant activity:

                                                         Year ended December 31,
                                                         -----------------------
                                                            1997        1998
                                                         ----------- -----------
   Outstanding at beginning of year.....................         --    3,061,985
   Warrants issued......................................   3,061,985     829,234
   Warrants exercised...................................         --      849,640
                                                         ----------- -----------
   Outstanding at end of year...........................   3,061,985   3,041,579
                                                         =========== ===========

  The weighted average fair value of the warrants granted during 1998 was estimated as $1.66 using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 25%, risk-free interest rate of 6.5% and expected lives ranging from 3.5 to 10 years.

6. Income Taxes

  At December 31, 1998, the Company had net operating loss carry-forwards of approximately $4,260,000. The timing and manner in which the operating loss carry-forwards may be utilized in any year will be limited to the Company's ability to generate future earnings and by limitations imposed due to change in ownership. Current net operating loss carry-forwards will expire in the year 2018. As the Company has not generated earnings and no assurance can be made of future earnings, a valuation allowance in the amount of the deferred tax assets has been recorded. The change in the valuation allowance was $1,748,542. There was no current or deferred provision for income taxes for the period from April 23, 1996 (inception) through December 31, 1996 or the years ended December 31, 1997 or 1998.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Net deferred tax assets consist of:

                                                            December 31,
                                                        ----------------------
                                                          1997        1998
                                                        ---------  -----------
   Deferred tax assets:
     Start up expenses................................. $ 555,944  $   460,108
     Deferred compensation.............................   287,365      237,583
     Warrants..........................................    57,189      227,795
     Trademark expense.................................       --       114,000
     Net operating loss carry-forward..................    10,985    1,620,539
                                                        ---------  -----------
     Deferred tax assets before valuation allowance....   911,483    2,660,025
   Less valuation allowance............................  (911,483)  (2,660,025)
                                                        ---------  -----------
   Net deferred tax assets............................. $     --   $       --
                                                        =========  ===========

  The Company has not paid any income taxes since inception.

  The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to the loss before income taxes due to the effects of the following:

                                       Period from
                                      April 23, 1996
                                      (inception) to Year ended December 31,
                                       December 31,  ------------------------
                                           1996         1997         1998
                                      -------------- ----------- ------------
   Expected tax benefit at federal
    statutory tax rate..............    $(124,886)   $ (708,613) $ (1,582,621)
   Future state benefit, net of
    federal benefit.................      (16,305)      (79,801)     (186,191)
   Nondeductible expenses and
    other...........................      (12,943)       31,065        20,270
   Increase in valuation allowance..      154,134       757,349     1,748,542
                                        ---------    ----------  ------------
                                        $     --     $      --   $        --
                                        =========    ==========  ============

7. Commitments

 Royalty Agreements

  The Company has signed contracts with record labels for non-exclusive rights to manufacture, advertise, market, promote, distribute and sell custom CDs and digitally downloaded songs over the Internet. The agreements contain a master use royalty rate of 15% of the selling price less any sales, excise or similar taxes. If the Company enters into a more favorable royalty rate with another licensor, the majority of these contracts contain clauses allowing the licensor to also receive the more favorable royalty terms. As discussed in
Note 1, the majority of the contracts require advances upon the anniversary dates of the signing of the contracts. The more recent agreements provide for the Company to pay advances based on actual royalties earned by the label in the previous year, as opposed to a fixed amount.

  Fixed royalty commitments on contracts entered into as of December 31, 1998 are as follows:

   Year ended December 31,
   -----------------------
     1999.............................................................. $527,500
     2000..............................................................  183,333
                                                                        --------
                                                                        $710,833
                                                                        ========

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Of the total fixed royalty commitments, $462,500 relates to four contracts. Two contracts were signed in April 1997 with Alligator Records and Cakewalk, LLC with three year terms. Through December 31, 1998 the Company had advanced $200,000 and $162,500, respectively, to each of these labels in royalty payments and had remaining commitments of $100,000 and $62,500, respectively. In June 1997, the Company signed a three year contract with Fantasy Records under which, as of December 31, 1998, the Company had advanced $200,000 in royalty payments and had a remaining commitment of $100,000. In October 1997, the Company signed a three year contract with Rounder Records Corporation under which, as of December 31, 1998, the Company had advanced $100,000 in royalty payments and had a remaining commitment of $200,000.

  Upon payment of the future fixed royalty commitments, management will assess whether sufficient revenues will be generated to recover the royalty advances. It is anticipated that the future fixed royalty commitments will be written off as costs of sales upon payment of the advances. The write off is due to management's expectation of minimal revenues during the one year period following the payment of these advances. If significant revenues are generated, the Company will amortize the expense to match the revenues.

 Operating Leases

  The Company leases its office facility, certain computer equipment and office furniture under operating lease agreements that were entered into during 1998. Operating lease expense for the period from April 23, 1996 (inception) to December 31, 1996, and the years ended December 31, 1997 and 1998 was $1,800, $21,000, and $110,000, respectively.

 Financial Consulting Agreement

  In connection with the Company's planned IPO, the Company signed an agreement on December 23, 1998 obligating it to pay $125,000 at the closing of the IPO.

  Future minimum lease payments as of December 31, 1998 are as follows:

   Year ended December 31,
   -----------------------
     1999.............................................................. $188,912
     2000..............................................................  164,656
     2001..............................................................  115,297
     2002..............................................................  118,584
     2003..............................................................  116,258
     Thereafter........................................................  183,360
                                                                        --------
                                                                        $887,067
                                                                        ========

8. Related Party Transactions

  Accrued compensation of $761,221 and $625,219 as of December 31, 1997 and 1998, respectively, are amounts due to stockholders for salaries and consulting services rendered to the Company since inception, including assistance with obtaining financing, negotiations with record labels and corporate and technical development. Additionally, in December 1998, the Company advanced a stockholder and officer $81,519 against his 1999 bonus.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


9. Net Loss Per Share

  The following table sets forth the computation of basic and diluted net loss per share:

                             Period from                                                                      Pro Forma
                            April 23, 1996                                                      Pro Forma       Three
                            (inception to        Year ended            Three months ended       Year ended   months ended
                             December 31,       December 31,                March 31,          December 31,   March 31,
                                 1996         1997         1998         1998         1999          1998          1999
                            -------------- -----------  -----------  -----------  -----------  ------------  ------------
                                                                     (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)
   Numerator:
     Net loss..............   $(367,312)   $(2,084,157) $(4,654,767) $(1,240,238) $(1,804,727) $(22,266,159) $(6,363,508)
   Less: Accretion of
    Series A preferred
    stock..................         --          (3,090)    (118,051)     (12,274)     (41,106)     (723,318)    (723,318)
     Net loss available to
     common
                              ---------    -----------  -----------  -----------  -----------  ------------  -----------
     stockholders..........   $(367,312)   $(2,087,247) $(4,772,818) $(1,252,512) $(1,845,833) $(22,989,477) $(7,086,826)
                              =========    ===========  ===========  ===========  ===========  ============  ===========
   Denominator:
     Denominator for basic
      net loss per share--
      weighted average
      shares...............   1,934,078      4,040,985    5,094,518    4,790,460    6,805,561    21,842,134   20,884,288
   Effect of dilutive
    securities:
     Preferred stock.......         --             --           --           --           --                         --
     Stock options.........         --             --           --           --           --                         --
     Warrants..............         --             --           --           --           --                         --
                              ---------    -----------  -----------  -----------  -----------  ------------  -----------
   Dilutive potential
    common shares..........         --             --           --           --           --                         --
   Denominator for diluted
    net loss per share--
    adjusted weighted
    average shares.........   1,934,078      4,040,985    5,094,518    4,790,460    6,805,561    21,842,134   20,884,288
                              =========    ===========  ===========  ===========  ===========  ============  ===========
   Basic net loss per
    share..................   $   (0.19)   $     (0.52) $     (0.94) $     (0.26) $     (0.27) $      (1.05) $     (0.34)
                              =========    ===========  ===========  ===========  ===========  ============  ===========
   Diluted net loss per
    share..................   $   (0.19)   $     (0.52) $     (0.94) $     (0.26) $     (0.27) $      (1.05) $     (0.34)
                              =========    ===========  ===========  ===========  ===========  ============  ===========

  The following equity instruments were not included in the diluted net loss per share calculation because their effect would be anti-dilutive:

                                               Year ended        Three Months ended
                                              December 31,            March 31,
                                                                                                     Pro Forma
                                                                                                    As Adjusted
                             Period from                                               Pro Forma As    Three
                            April 23, 1996                                               Adjusted     Months
                            (inception) to                                              Year ended     ended
                             December 31,                                              December 31,  March 31,
                                 1996        1997      1998       1998        1999         1998        1999
                            -------------- --------- --------- ----------- ----------- ------------ -----------
                                                               (Unaudited) (Unaudited) (Unaudited)  (Unaudited)
   Convertible notes
    payable:                       --           --     248,129        --      968,311         --           --
   Preferred stock:
     Series A..............        --      1,059,089 1,059,089  1,059,089   1,059,089         --           --
     Series B..............        --            --    849,640    244,447     849,640         --           --
   Preferred stock
    warrants:
     Series B..............        --      2,017,314 1,167,674  1,772,867   1,167,674         --           --
     Series C..............        --        530,256   530,256    530,256     530,256         --           --
   Stock options...........     45,387       501,639 1,239,975    622,677   1,330,752   1,239,975    1,330,752
   Warrants................        --        514,415 1,343,649    683,869   1,563,964   3,041,579    3,261,894

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

10. Pro Forma Financial Information (unaudited)

  The pro forma financial information as of March 31, 1999 gives effect to (i) the one-for-3.85 reverse stock split effected April 8, 1999, (ii) the 2.33-for-one stock split effected June 14, 1999 and (iii) the issuance of 15,170,860 shares of common stock in exchange for licensing rights with Virgin Holdings, Inc., an affiliate of EMI Recorded Music ("EMI"), valued at approximately $87 million. The pro forma financial information does not give effect to the demand promissory note in the principal amount of $1,000,000.

11. Pro Forma As Adjusted Financial Information (unaudited)

  The pro forma as adjusted financial information as of March 31, 1999, for the year ended December 31, 1998 and for the three months ended March 31, 1999 gives effect to (i) the one-for-3.85 reverse stock split effected April 8, 1999, (ii) the automatic conversion, upon the completion of the IPO, of all outstanding shares of convertible preferred stock into 1,908,729 shares of common stock, (iii) the automatic conversion upon completion of the IPO, of all outstanding convertible notes payable into 968,252 shares of common stock ($2,000,000 of convertible notes payable outstanding at March 31, 1999),
(iv) the write-off of all capitalized loan fees related to the convertible notes payable ($227,501 capitalized at March 31, 1999), (v) the 2.33-for-one stock split effected June 14, 1999, (vi) the issuance of 15,170,860 shares of common stock in exchange for licensing rights with EMI valued at approximately $87 million and (vii) the amortization of the licensing rights with EMI of $17,325,122 and $4,331,280 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively; however, does not include pro forma revenue related to EMI for the year ended December 31, 1998 or for the three months ended March 31, 1999. The pro forma as adjusted financial information does not give effect to the demand promissory note in the principal amount of $1,000,000. The pro forma as adjusted consolidated balance sheet gives effect to the above mentioned adjustments as if they had occurred on March 31, 1999. The pro forma as adjusted consolidated statements of operations give effect to the above mentioned adjustments as if they had occurred at the beginning of the respective periods.

12. Subsequent Events

  In January 1999, the Company completed its private placement of convertible notes payable to outside investors and received an additional $1,487,500. See
Note 4 for the nature and terms of the convertible notes payable. In connection with the convertible notes payable issued in January, the Company recorded loan fees of $173,875 and issued a warrant to purchase 96,831 shares of common stock at an exercise price of $2.06, which expires on January 11, 2004. The Company recorded an expense of $70,649 for the fair value of this warrant.

  In January 1999, the Company completed its common stock private placement to outside investors and issued an additional 587,380 shares of common stock at $2.06 per share for a total of $1,213,250 in cash. The Company paid a commission of approximately $97,000 related to this private placement and issued a warrant to purchase 108,960 shares of common stock with an exercise price of $2.06, which expires on January 14, 2004. The Company recorded an expense of $79,499 related to the issuance of this warrant.

  On January 8, 1999, the Company signed a lease line agreement which provides leasing for computer and related equipment as well as CD fabrication equipment up to $200,000 between the signing of the agreement and June 8, 1999. Any equipment leased under this agreement will have a 24 month lease term, and at the end of the lease term the Company will either be obligated to buy the equipment at 10% of the original equipment cost or extend the lease term for an additional 24 months. The Company also signed the first lease under this agreement which will have a monthly rental payment of $8,261. As part of the lease line agreement, the Company issued a warrant to purchase 14,524 shares of its common stock at $2.06 per share which expires on January 8, 2009. The Company recorded an expense of $16,021 related to the issuance of this warrant.

                             musicmaker.com, Inc.
                  (formerly The Music Connection Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  On February 12, 1999, the Company signed a loan and security agreement with a financial institution for a credit facility of up to $250,000 in a revolving line of credit for equipment and software purchases and general working capital and up to $100,000 in a cash secured letter of credit. The credit facility matures six months from the date of the loan unless $5,000,000 in new equity has been raised prior to maturity. In that case, the portion of the credit facility used for equipment and software purchases will automatically convert to a 24 month term loan. If the term of the credit facility is extended, the financial institution will have the right to purchase warrants equal to 4% of the commitment amount.

  In February 1999, the Board of Directors approved a one-for-3.85 reverse stock split of the Company's common stock, which was effective on April 8, 1999. All references in the accompanying financial statements to the number of shares of common stock and per-share amounts have been restated to reflect the split. Additionally, all references in the accompanying financial statements to the number of shares of preferred stock and per-share amounts have been restated to reflect the split in accordance with the Company's Restated Articles of Incorporation.

  Immediately upon completion of the IPO, all outstanding shares of Series A, Series B and Series C convertible preferred stock will convert into 1,908,729 shares of common stock and all outstanding convertible notes payable will convert into 968,252 shares of common stock. Upon conversion of the Series A preferred stock into common stock, the remaining discount on the Series A preferred stock will be recorded as accretion and is anticipated to have a material effect on net income (loss) available to common stockholders in the quarter and year in which this public offering is completed. This accretion will not affect the Company's cash flows. The Series B and Series C preferred stock warrants will convert to common stock warrants upon completion of the IPO.

  On April 8, 1999, the Company issued a warrant to purchase 242,077 shares of common stock at $1.98 per share to a consultant for services rendered. The Company recorded an expense of $464,415 related to the issuance of this warrant.

  On June 8, 1999, the Board of Directors approved an increase in the aggregate number of shares of common stock for which options may be granted under the Stock Option Plan up to 4.2 million. Also on June 8, 1999, the stockholders authorized the Company's Amended and Restated Certificate of Incorporation, which increased the total number of authorized shares of common stock to 100 million shares.

  On June 8, 1999, the Company executed a license agreement with EMI whereby EMI agreed to make certain of its content available to the Company in EMI's sole discretion in exchange for 50% of the Company's common stock, calculated on a fully diluted basis on the effective date of the transaction. Under this agreement, the Company will make royalty payments in connection with the inclusion of music content provided by EMI in the Company's custom CDs. In exchange for the Company's rights under the license agreement, the Company issued 15,170,860 shares of common stock valued at $86,625,610 or estimated the fair value of the Company's common stock at $5.71 per share. The measurement date for this valuation was determined to be April 27, 1999, the date when all material terms and conditions of the transaction had been specified, negotiated and agreed to by both parties.The Company is amortizing the intangible asset on a straight-line basis over the five year period of the license agreement.

  On June 8, 1999, the Board of Directors approved a 2.33-for-one stock split of the Company's common stock, which was effective on June 14, 1999. All references in the accompanying financial statements to the number of shares of common stock and per-share amounts have been restated to reflect the split. Additionally, all references in the accompanying financial statements to the number of shares of preferred stock and per-share amounts have been restated to reflect the split in accordance with the Company's Restated Articles of Incorporation.

  [At top of the page of the inside back cover, "musicmaker.com" and the slogan, "Freedom of Choice in Music" appear. Below the "musicmaker.com" and slogan is a custom CD with two children on the face of the CD and the text "Happy Father's Day!" Below the Custom CD, appears "Your Custom Personalized CD."]

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 No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the underwriter. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this prospectus.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Use of Proceeds..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Dividend Policy..........................................................  18
Selected Financial Data..................................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  27
Management...............................................................  41
Certain Transactions.....................................................  47
Principal and Selling Stockholders.......................................  49
Description of Securities................................................  51
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  55
Transfer Agent and Registrar.............................................  57
Legal Matters............................................................  57
Experts..................................................................  57
Additional Information...................................................  57
Index to Financial Statements............................................ F-1

 Until August 2, 1999, (25 days after the date of this prospectus), all dealers effecting transactions in the shares of common stock offered hereby, whether or not participating in the distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                               8,400,000 Shares

[MUSICMAKER.COM LOGO APPEARS HERE]

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------


                              Ferris, Baker Watts
                                 Incorporated
                             Fahnestock & Co. Inc.
                            C.E. Unterberg, Towbin

                                 July 7, 1999

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